

# THE CLOROX COMPANY

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**Notice of 2004 Annual Meeting
Proxy Statement
and
Annual Financial Statements**

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**Annual Meeting of
Stockholders**

**November 17, 2004**



# THE CLOROX COMPANY

### NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

### TO BE HELD ON NOVEMBER 17, 2004

The Annual Meeting of Stockholders of The Clorox Company, a Delaware corporation (the "Company"), will be held at 9:00 a.m. on Wednesday, November 17, 2004, at the offices of the Company, 1221 Broadway, Oakland, California 94612-1888, for the following purposes:

1. To elect a board of eleven directors to hold office until the next annual election of directors;

2. To approve amendments to the Company's Independent Directors' Stock-Based Compensation Plan;

3. To ratify the selection of Ernst & Young LLP, certified public accountants, for the fiscal year ending June 30, 2005; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on September 20, 2004 as the record date for determining the stockholders entitled to notice of, and to vote at, the meeting and any adjournment thereof. A list of such stockholders will be available at the time and place of the meeting and, during the ten days prior to the meeting, at the office of the Secretary of the Company at 1221 Broadway, Oakland, California.

Only stockholders and persons holding proxies from stockholders may attend the meeting. If your shares are registered in your name, you should bring a form of identification to the meeting. If your shares are held in the name of a broker, trust, bank or other nominee, you will need to bring a proxy or letter from that broker, trust, bank or nominee that confirms you are the beneficial owner of those shares.

A copy of the Company's annual report for the fiscal year ended June 30, 2004 is included with this mailing.

**IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THIS MEETING. EVEN IF YOU PLAN TO ATTEND THE MEETING, WE HOPE THAT YOU WILL READ THE ENCLOSED PROXY STATEMENT AND THE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, AND THEN VOTE (1) BY COMPLETING, SIGNING, DATING AND MAILING THE PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE, OR (2) BY CALLING THE TOLL-FREE NUMBER LISTED ON THE PROXY CARD, OR (3) VIA THE INTERNET AS INDICATED ON THE PROXY CARD. THIS WILL NOT LIMIT YOUR RIGHT TO ATTEND OR VOTE AT THE MEETING.**

By Order of the Board of Directors

*Pamela Fletcher*

**Pamela Fletcher,**
*Vice President — Secretary*

September 28, 2004

# THE CLOROX COMPANY
**1221 Broadway**
**Oakland, California 94612-1888**

# PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of The Clorox Company, a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders of the Company, to be held at 9:00 a.m. on November 17, 2004 at the above offices of the Company (the "Annual Meeting").

This proxy statement and the accompanying proxy are first being sent or given to stockholders on or about September 28, 2004. The costs of this proxy solicitation are borne by the Company.

## THE PROXY

A stockholder giving the enclosed proxy may revoke it at any time before it is used by giving written notice of revocation to the Secretary of the Company or by voting in person at the Annual Meeting.

## VOTING AT THE ANNUAL MEETING

The only voting securities of the Company are its shares of Common Stock, of which 213,336,473 shares were outstanding and entitled to vote at the close of business on September 20, 2004. Only stockholders of record at the close of business on September 20, 2004 are entitled to vote at the Annual Meeting. The holders of the Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders.

The holders of a majority of the issued and outstanding Common Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof. Abstentions and broker non-votes are counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions are not counted as votes cast on the proposed election of directors but will have the same legal effect as a vote against the adoption of the amendments to the Independent Directors' Stock-Based Compensation Plan and ratification of the appointment of independent auditors. Broker non-votes are not counted as votes cast on any matter to which they relate.

## PROPOSAL NO. 1:
## NOMINEES FOR ELECTION AS DIRECTORS

At the Annual Meeting, eleven persons will be elected as members of the board of directors, each for a one-year term. The Nominating and Governance Committee of the board of directors has nominated the eleven persons listed below for election at the Annual Meeting. All the nominees were elected at the Company's Annual Meeting of Stockholders held on November 19, 2003. The proxies given to the proxyholders will be voted or not voted as directed and, if no direction is given, will be voted FOR these eleven nominees. The board of directors knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for the election of such other person to the office of director as the board of directors may nominate in the place of such nominee. Directors will be elected by a plurality of the shares represented and voting at the meeting.

Certain information with respect to each nominee appears on the following pages, including age, period or periods served as a director, position (if any) with the Company, business experience during at least the past five years and directorships of other publicly-owned corporations. Ages are as of July 31, 2004.

| Name, Principal Occupation And Other Information | Director Since |
| --- | --- |

**DANIEL BOGGAN, JR.** Retired Senior Vice President, the National Collegiate Athletic Association.

1990

Mr. Boggan served as senior vice president of the National Collegiate Athletic Association from 1996 through his retirement in August 2003, after having been group executive director for education services for the National Collegiate Athletic Association since November 1994. Previously, he had been vice chancellor for business and administrative services at the University of California at Berkeley since 1986. Prior to that, he served several cities and two counties as a senior manager. Mr. Boggan is a director of Payless Shoesource, Inc., Trustee of The California Endowment, and serves on various local boards. Age: 58.



**TULLY M. FRIEDMAN** Chairman and Chief Executive Officer, Friedman Fleischer & Lowe LLC.

1997

Mr. Friedman is the chairman and chief executive officer of Friedman Fleischer & Lowe LLC (a private investment firm). Prior to forming Friedman Fleischer & Lowe in 1997, Mr. Friedman was a founding partner of Hellman & Friedman (a private investment firm) and a managing director of Salomon Brothers, Inc. He is a director of CapitalSource, LLC, Mattel, Inc. and Tempurpedic International, Inc. He is also a member of the executive committee, a trustee, and the treasurer of the American Enterprise Institute. Age: 62.



**CHRISTOPH HENKEL** Vice-Chairman of the Shareholders' Committee, Henkel KGaA.

2000

Mr. Henkel has been a vice-chairman of the shareholders' committee of Henkel KGaA, Düsseldorf, Germany (a manufacturer of household products, cosmetics/toiletries, adhesives and surface technologies products) since 1991. He is currently general partner of Dunton LLC and Page One LLC, both real estate development firms. His business experience includes general management positions at Interpublic Company, Nestle S.A. and Henkel KGaA. He is a member of the Henkel family, which controls Henkel KGaA, and is nominated pursuant to an understanding between the Company and Henkel KGaA (see Certain Relationships and Transactions, page 9 below). Age: 46.



| Name, Principal Occupation And Other Information | Director Since |
|---|---|

**WILLIAM R. JOHNSON** Chairman, President and Chief Executive Officer, H.J. Heinz Company.



2001

Mr. Johnson is chairman, president and chief executive officer of H.J. Heinz Company (a leading food processor). Mr. Johnson was named president and CEO of Heinz in April 1998 and assumed the additional role of chairman in September 2000. Mr. Johnson serves as a director of Grocery Manufacturers of America. Age: 55.

**GERALD E. JOHNSTON** President and Chief Executive Officer of the Company.



2003

G. E. Johnston was elected president and chief executive officer effective July 2003. He joined the Company in July 1981 as regional sales manager – special markets. He was vice president – corporate development from June 1992 through November 1993, vice president – Kingsford Products from November 1993 through June 1996, group vice president from July 1996 through January 1999 and president and chief operating officer from January 1999 through June 2003. Mr. Johnston is a director of Del Monte Foods Company. Age: 57.

**ROBERT W. MATSCHULLAT** Chairman of the Board of the Company



1999

Mr. Matschullat was elected chairman of the board of the Company effective January 1, 2004. He was the vice chairman and chief financial officer of The Seagram Company Ltd. (a global company engaging in two business segments: entertainment and spirits and wine) until his relinquishment of his position as chief financial officer in December 1999 and retirement from his position as vice chairman in June 2000. Prior to joining The Seagram Company Ltd. in 1995, Mr. Matschullat served as head of worldwide investment banking for Morgan Stanley & Co. Incorporated, and was one of six management members of the Morgan Stanley Group board of directors He is a director of The Walt Disney Company and McKesson Corporation. Age: 56.

| Name, Principal Occupation And Other Information | Director Since |
|---|---|

**GARY G. MICHAEL**  Retired Chairman of the Board and Chief Executive Officer of Albertson's, Inc.



2001

Mr. Michael was the chairman of the board and chief executive officer of Albertson's, Inc. (a leading grocery retailer) from 1991 until his retirement in April 2001. He is a director of Questar Corporation, Boise Cascade Corporation, Harrah's Entertainment, Inc. and Idacorp. Age: 64.

**KLAUS MORWIND** Executive Vice President, Personally Liable Associate, and Member of Management Board, Henkel KGaA.



1995

Dr. Morwind is executive vice president, personally liable associate and a member of the management board of Henkel KGaA, Düsseldorf, Germany (a manufacturer of household products, cosmetics/toiletries, adhesives and surface technologies products). He joined Henkel KGaA in 1969 and held several management positions before assuming his current responsibility. Dr. Morwind is nominated pursuant to an understanding between the Company and Henkel KGaA (see Certain Relationships and Transactions, page 9 below). Age: 61.

**JAN L. MURLEY**  CEO of The Boyds Collection, Ltd.



2001

Ms. Murley became CEO of The Boyds Collection, Ltd. (a leading designer and manufacturer of gifts and collectibles), in October 2003. Prior to that, she was group vice president – marketing of Hallmark Cards, Inc. (a publisher of greeting cards and related gifts). from 1999 to 2002. Ms. Murley was employed by Procter & Gamble for over 20 years, most recently as vice president for skin care and personal cleansing products. Ms. Murley serves as a director of The Boyds Collection, Limited. Age: 53.

| Name, Principal Occupation And Other Information | Director Since |
|---|---|

**LARY R. SCOTT** Retired Executive Vice President, Arkansas Best Corporation.

1989

Mr. Scott was executive vice president of Arkansas Best Corporation (a holding company with a multi-industry composition) from January 1996 until his retirement in February 2002. Previously, he had been chairman and chief executive officer of WorldWay Corporation from May 1993 until January 1996. Prior to that, Mr. Scott was president and chief executive officer of Consolidated Freightways, Inc. (a worldwide transportation company). Age: 68.



**MICHAEL E. SHANNON** President MEShannon & Associates, Inc.

2001

Mr. Shannon is president of MEShannon & Associates, Inc. (a private firm specializing in corporate finance and investment). Previously, he had been the chairman of the board and chief financial and administrative officer of Ecolab, Inc. (a Fortune 500 specialty chemical company) from 1996 until his retirement in January 2000. Prior to that, Mr. Shannon held senior management positions with Ecolab, Inc., Republic Steel and Gulf Oil Corp. Mr. Shannon serves as a director of CenterPoint Energy, Inc., Apogee Enterprises, Pressure Systems, Inc., and NACCO Industries, Inc. Mr. Shannon is nominated pursuant to an understanding between the Company and Henkel KGaA (see Certain Relationships and Transactions, page 9 below). Age: 67.



## ORGANIZATION OF THE BOARD OF DIRECTORS

The board of directors has established five standing committees: the Executive Committee, the Finance Committee, the Audit Committee, the Nominating and Governance Committee, and the Management Development and Compensation Committee. The Finance, Audit, Nominating and Governance, and Management Development and Compensation Committees consist only of non-management directors whom the board of directors has determined are independent under the New York Stock Exchange listing standards and the board of directors' Guidelines for Determining the Independence of its Members.

*Executive Committee.* The Executive Committee, consisting of directors Friedman, Henkel, Johnston (chair), Matschullat, Michael, and Shannon, is delegated all of the powers of the board of directors except certain powers reserved by law to the full board. In addition to being available to meet between regular board meetings on occasions when board action is required but the convening of a full board is impracticable, the Executive Committee is authorized to handle special assignments as requested from time to time by the board. The Executive Committee held no meetings during fiscal year 2004.

*Finance Committee.* The Finance Committee consists of directors Boggan, Friedman (chair), Morwind, Murley and Shannon and, working with the Company's finance and operating personnel, considers and recommends to the board major financial policies and actions of the Company. The Finance Committee held 5 meetings during fiscal year 2004.

*Audit Committee.* The Audit Committee, composed of directors Johnson, Michael (chair), Scott and Shannon, is the principal link between the board and the Company's independent public accountants. The Audit Committee operates in accordance with a charter and has the duties set out therein. The duties include assisting the Board in overseeing (a) the integrity of the Company's financial statements, (b) the independent auditor's qualifications and independence, (c) the performance of the Company's internal audit function and independent auditor, (d) the Company's system of disclosure controls and system of internal controls regarding finance, accounting, legal compliance and ethics, and (e) the Company's compliance with legal and regulatory requirements. The committee's duties also include preparing the report required by the Securities and Exchange Commission ("SEC") proxy rules to be included in the Company's annual proxy statement The Audit Committee held 10 meetings during fiscal year 2004. The Charter of the Audit Committee can be found in the Governance section under Company Information on the Company's website, *www.clorox.com*. The board of directors has determined that Mr. Michael is both independent and an audit committee financial expert, as defined by SEC guidelines. Mr. Michael also serves as a member of the audit committees of 3 other public companies. The board of directors has determined that such service does not impair his ability to serve as a member of the Company's Audit Committee.

*Nominating and Governance Committee.* Directors Boggan, Henkel, Matschullat (chair), Michael, and Murley are members of the Nominating and Governance Committee. The Nominating and Governance Committee has the functions set forth in its charter, including identifying and recruiting individuals qualified to become board members, recommending to the board of directors individuals to be selected as director nominees for the next annual meeting of stockholders and reviewing and recommending to the board of directors changes in the corporate governance principles applicable to the corporation, including the Board of Directors. The Charter of the Nominating and Governance Committee can be found in the Governance section under Company Information on the Company's website, *www.clorox.com*. The Nominating and Governance Committee held 5 meetings during fiscal year 2004.

In January, 2004, the board of directors adopted Governance Guidelines, which can be found in the Governance section under Company Information on the Company's website, *www.clorox.com*. The Governance Guidelines describe the attributes that the Board seeks in nominees, but the Board has not established any specific minimum qualifications that a potential nominee must possess. The Nominating and Governance Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. Such suggestions, together with biographical and business experience information regarding the nominee, should be submitted to The Clorox Company, c/o Secretary, 1221 Broadway, Oakland, CA 94612-1888. The Nominating and Governance Committee evaluates candidates suggested by stockholders in the same manner as other candidates.

During fiscal year 2004, the Nominating and Governance Committee did not engage the services of an outside search firm and no funds were paid to outside parties in connection with identification of nominees. All nominees for election as directors currently serve on the board of directors and are known to the committee in that capacity.

*Management Development and Compensation Committee.* The Management Development and Compensation Committee (the "Compensation Committee") consists of directors Friedman, Henkel, Johnson (chair), and Scott. The Compensation Committee establishes and monitors the policies under which compensation is paid or awarded to the Company's executive officers, determines executive compensation, grants stock options, restricted stock, performance units and other cash or stock awards under the Company's executive incentive compensation and stock incentive plans, and reviews pension and other retirement plans. The Compensation Committee held 5 meetings during fiscal year 2004. The Charter of the Compensation Committee can be found in the Governance section under Company Information on the Company's website, *www.clorox.com*.

The board of directors held 7 meetings during fiscal year 2004. All directors attended at least 75 percent of the meetings of the board and committees of which they were members during fiscal year 2004, except Dr. Morwind attended 50 percent of such meetings and Mr. Johnson attended 86 percent of full board meetings and 73 percent of board and committee meetings.

The board's Governance Guidelines set forth its principles concerning overall governance practices. The Governance Guidelines include Independence Guidelines. The board of directors has determined the following directors are independent under the New York Stock Exchange listing standards and the Independence

Guidelines: Ms. Murley and Messrs. Boggan, Friedman, Henkel, Johnson, Matschullat, Michael, Morwind, Scott, and Shannon, except that the board determined that Mr. Henkel and Dr. Morwind are not independent for the purpose of serving on the board's Audit Committee. In addition to the Governance Guidelines, the Company has adopted a Code of Ethics, which can be found in the Governance section under Company Information on the Company's website, *www.clorox.com*. The Code of Ethics applies to all of the Company's employees, contractors, officers and directors. After consultation with the Nominating and Governance Committee, the non-employee members of the board of directors appointed Mr. Matschullat to serve as chairman of the board. In addition to other duties, the chairman of the board chairs all meetings of the board, including meetings of the non-employee directors. If the chairman of the board is not present, meetings of non-employee directors are chaired by the chair of the Audit Committee. The non-employee directors met 4 times during fiscal year 2004 without the presence of management directors or employees of the Company to discuss various matters related to the oversight of the Company, the management of board affairs and the chief executive officer's performance. Stockholders may direct communications to individual directors, to a board committee or to the board of directors as a whole, by addressing the communication to the named individual, the committee or to the board as a whole c/o The Clorox Company, attention Secretary, 1221 Broadway, Oakland, CA 94612-1888. The vice president – secretary, in consultation with the general counsel, will review all communications so addressed and will relay to the addressee(s) all communications determined to bear substantively on the business, management or governance of the Company.

The policy of the Company is that all Board members are expected to attend the annual meeting of stockholders. All of the directors attended the annual meeting of stockholders in November 19, 2003 except for Mr. Johnson, who was absent due to illness.

Non-management directors receive an annual fee of $50,000. The chairman of the board receives an annual fee of $250,000, effective January 1, 2004. The chairperson of the Nominating and Governance and Finance committees each receives an additional $5,000 annual fee and the chairperson of the Audit and Management Development and Compensation committees each receives an additional $15,000 annual fee. In addition, each non-management director is entitled to receive $2,500 per day for any special assignment requested of any such director by the board. No special assignment fees were paid in fiscal year 2004. Management directors receive no extra compensation for their service as directors.

Under the Company's Independent Directors' Stock-Based Compensation Plan (the "Directors' Stock-Based Compensation Plan"), a director may annually elect to receive all or a portion of his or her annual retainer and fees in the form of cash, Common Stock, deferred cash or deferred stock units. In addition, each non-management director also receives an annual grant of $10,000 of deferred stock units. Interest accrues on deferred cash amounts at an annual interest rate equal to Wells Fargo Bank's prime lending rate in effect on January 1 of each year (4.00 percent at January 1, 2004). Each deferred stock unit represents a hypothetical share of Common Stock, and a participant's deferred stock unit account is increased by Common Stock dividends paid by the Company. Upon termination of service as a director, the amounts accrued for the director under the Directors' Stock-Based Compensation Plan are paid out in cash and/or Common Stock in five annual installments or, at the director's election, in one lump sum payment of cash and/or Common Stock. If the amendment to the Independent Director's Stock-Based Compensation Plan proposed as Item 2 for adoption in this proxy statement is approved, the annual grant of deferred stock units will be increased to $35,000 in value in calendar year 2004 and $75,000 in value each year thereafter.

Pursuant to the Company's 1993 Directors' Stock Option Plan (the "Directors' Stock Option Plan"), each non-management director who was a member of the board of directors on July 1, 2003, received a grant of stock options covering 3,000 shares of Common Stock on that date. If the amendment to the Independent Directors' Stock-Based Compensation Plan proposed as Item 2 for adoption in this proxy statement is adopted, no further annual grants will be made under this plan.

Other than the non-management director fees, the deferred stock unit grants under the Directors' Stock-Based Compensation Plan and the stock option grants under the Directors' Stock Option Plan, directors who are not employees of the Company do not receive any additional form of direct compensation, nor do they participate in any of the Company's employee benefit plans, except the Company's higher education matching gifts program, under which the Company will match up to $5,000 annually in gifts to a two-year or four-year institution of higher learning.

***Stock Ownership Guidelines.*** The board believes that the linkage of directors' interests to those of stockholders is strengthened when board members are also stockholders. The board therefore requires that directors, within three years of being first elected, own Company stock with a market value of at least two times their annual retainer. In addition, a portion of directors' annual fees are paid into a deferred stock compensation plan to purchase deferred shares that cannot be disposed of until the director leaves the board.

**BENEFICIAL OWNERSHIP OF VOTING SECURITIES** The following table shows, as of July 31, 2004, the holdings of Common Stock by (i) any entity or person known to the Company to be the beneficial owner of more than 5 percent of the Common Stock, (ii) each director and nominee for director and each of the five individuals named in the Summary Compensation Table on page 16 (the "Named Officers"), and (iii) all directors and executive officers of the Company as a group:

| Name of Beneficial Owner (1) | Amount and Nature of Beneficial Ownership (2) | Percent of Class (3) |
|---|---|---|
| HC Investments, Inc. (4) | 61,386,509 | 28.8% |
| Peter D. Bewley | 130,950 | * |
| Daniel Boggan, Jr. | 14,946 | * |
| Tully M. Friedman | 53,100 | * |
| Daniel J. Heinrich | 65,617 | * |
| Christoph Henkel | 14,500 | * |
| William R. Johnson | 13,603 | * |
| Gerald E. Johnston | 706,910 | * |
| Robert W. Matschullat | 18,148 | * |
| Gary Michael | 14,957 | * |
| Klaus Morwind | 23,700 | * |
| Jan L. Murley | 13,096 | * |
| Lawrence S. Peiros | 317,352 | * |
| Lary R. Scott | 24,580 | * |
| Michael E. Shannon | 13,500 | * |
| Frank A. Tataseo | 272,623 | * |
| All directors and executive officers as a group (21 persons) (5) | 1,972,451 | 0.9% |

Notes:

\* Does not exceed 1 percent of the outstanding shares.

(1) Correspondence to all executive officers and directors of the Company may be mailed to The Clorox Company, c/o Secretary, 1221 Broadway, Oakland, CA 94612-1888. The address of HC Investments, Inc. is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

(2) Each beneficial owner listed has sole voting and dispositive power (or shares such power with his or her spouse) concerning the shares indicated. These totals include the following number of shares of Common Stock which such persons have the right to acquire through stock options exercisable within 60 days of July 31, 2004: Mr. Bewley — 117,634; Mr. Boggan — 13,500; Mr. Friedman — 19,500; Mr. Heinrich — 56,003; Mr. Henkel — 13,500; Mr. Johnson — 11,500; Mr. Johnston — 576,439; Mr. Matschullat — 15,500; Mr. Michael — 11,500; Dr. Morwind — 23,500; Ms. Murley — 11,500; Mr. Peiros — 280,578; Mr. Scott — 17,500; Mr. Shannon — 11,500; Mr. Tataseo — 229,803; and all directors and executive officers as a group — 1,646,622. The numbers in the table above do not include the following number of shares of Common Stock which the executive officers have the right to acquire upon the termination of their service as employees pursuant to vested performance units granted between April 1996 and June 1998: Mr. Bewley — 6,000; and all executive officers as a group — 6,000. The numbers in the table above do not include the following numbers

of shares of Common Stock which the executive officers have the right to acquire upon the termination of their service as employees pursuant to deferred stock units granted in December 1995 in exchange for the cancellation of certain restricted stock, and through deferred stock unit dividends thereon: Mr. Johnston — 17,761; Mr. Peiros — 12,115; Mr. Tataseo — 13,014; and all executive officers as a group — 42,890. The numbers in the table above do not include the following number of shares of Common Stock which the non-management directors have the right to acquire upon the termination of their service as directors pursuant to deferred stock units granted under the Directors' Stock-Based Compensation Plan: Mr. Boggan — 10,645; Mr. Friedman — 10,065; Mr. Henkel — 5,385; Mr. Johnson — 4,241; Mr. Matschullat — 9,839; Mr. Michael — 450; Dr. Morwind — 13,327; Ms. Murley — 450; Mr. Scott — 14,809; and Mr. Shannon — 1,599.

(3)  On July 31, 2004, there were 213,041,771 shares of Common Stock outstanding.

(4)  Indirect wholly-owned U.S. subsidiary of Henkel KGaA of Düsseldorf, Germany (a manufacturer of household products, cosmetics/toiletries, adhesives and surface technologies products).

(5)  Pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, executive officers include the Company's president and CEO, all group vice presidents, all senior vice presidents and the vice president – controller, vice president – internal audit, vice president – secretary and vice president – treasurer.

## CERTAIN RELATIONSHIPS AND TRANSACTIONS

The Company and Henkel KGaA are parties to a June 1981 letter agreement (as amended in July 1986 and March 1987, the "Letter Agreement"), relating to ownership by Henkel KGaA of Common Stock and representation on the Company's board of directors. The Letter Agreement assures Henkel KGaA of the right to nominate for election to the board a minimum of two representatives so long as Henkel KGaA beneficially owns at least 5 percent of the outstanding shares of Common Stock. Under the Letter Agreement, Henkel KGaA's maximum permitted ownership of Common Stock without consultation with the Company is limited to 30 percent, and Henkel KGaA has affirmed that it considers its role in the Company as that of a significant minority stockholder without an active role in the management of the Company. Mr. Henkel is a member of the Henkel family, which controls Henkel KGaA.

The Company and Henkel KGaA have entered into certain joint manufacturing, marketing and product development arrangements in the United States and internationally, either directly or through affiliates or joint venture collaboration. No such arrangements, either individually or in the aggregate, were material to the Company or Henkel KGaA during fiscal year 2004.

In July 2003, the Company entered into an agreement with HC Investments, Inc. ("HCI"), an indirect wholly-owned U.S. subsidiary of Henkel KGaA, that authorizes the Company to repurchase up to $255 million in shares of Common Stock from HCI during fiscal years 2004 and 2005. Under the terms of the agreement, HCI and the Company will periodically establish price ranges for the repurchases. HCI currently holds 28.8 percent of the outstanding Common Stock. HCI's participation in the share repurchase program allows the Company to continue the program while maintaining HCI's stake in the Company at approximately its current level.

## AUDIT COMMITTEE REPORT

The Audit Committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee operates in accordance with a written charter, which was adopted by the board. A copy of that charter was attached to the Company's 2003 Proxy Statement and is available in the Governance section under Company Information on the Company's website, *www.clorox.com*. Each member of the Audit Committee is "independent," as required by the applicable listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

The Company reported last year that, because of a consulting engagement between the Company and Deloitte Consulting and the failure of Deloitte & Touche LLP and Deloitte Consulting to separate from each other before December 31, 2002, the Audit Committee dismissed Deloitte & Touche LLP as the Company's independent accountants on February 15, 2003, after the review of the Company's financial statements for the quarter ended December 31, 2002 had been completed.

Deloitte & Touche LLP's report on the Company's consolidated financial statements as of and for the fiscal years ended June 30, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change accountants was made by the Audit Committee of the board of directors of the Company.

During the Company's fiscal years ended June 30, 2002 and 2001 and the subsequent period through February 15, 2003, there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

There have been no "reportable events" (as that term is used in Item 304(a)(1)(v) of Regulation S-K) during the Company's fiscal years ended June 30, 2002 and 2001 and the subsequent period through February 15, 2003.

The Audit Committee, after reviewing proposals from those accounting firms without prohibited conflicts and conducting interviews with those firms, on February 15, 2003, engaged Ernst & Young LLP as the Company's auditors for fiscal year 2003. That engagement was renewed for fiscal year 2004.

As part of fulfilling its oversight responsibility, the Audit Committee reviewed and discussed the audited financial statements of the Company for the fiscal year ended June 30, 2004 with management. In addition, the Audit Committee discussed with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with the auditors any relationship that may impact their objectivity and independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004, for filing with the Securities and Exchange Commission.

The Company incurred the following fees for services performed by Deloitte & Touche LLP in fiscal year 2003 and Ernst & Young LLP in fiscal years 2003 and 2004:

**Audit Fees**

Aggregate fees billed or expected to be billed by Deloitte & Touche LLP and Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended June 30, 2003 and June 30, 2004 and for review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for each of those fiscal years were:

|  | Deloitte & Touche LLP | Ernst & Young LLP |
| --- | --- | --- |
| 2003 ......................................... | $628,000 | $2,209,000 |
| 2004 ......................................... | 0 | 2,359,000 |

**Audit-Related Fees**

Aggregate fees billed or expected to be billed by Deloitte & Touche LLP and Ernst & Young LLP for assurance and related services reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended June 30, 2003 and June 30, 2004, and not included in the audit fees listed above are set forth in the table below. These services comprised, in the case of Ernst & Young LLP, primarily audits of the Company's employee benefit plans.

|  | Deloitte & Touche LLP | Ernst & Young LLP |
| --- | --- | --- |
| 2003 ......................................... | $ 0 | $ 22,000 |
| 2004 ......................................... | Not applicable | 281,000 |

**Tax Fees**

Aggregate fees billed or expected to be billed by Deloitte & Touche LLP and Ernst & Young LLP for tax compliance, tax advice, and tax planning for each of the fiscal years ended June 30, 2003 and June 30, 2004 (Ernst & Young LLP only) are set forth in the table below. These services comprised, in the case of Deloitte & Touche LLP, consultation regarding taxes and tax planning and, in the case of Ernst & Young LLP, consultation regarding international, United States federal, state and local taxes and individual tax return services and in fiscal year 2004 tax return preparation and review services for foreign subsidiaries and affiliates and consultation on tax matters.

|  | Deloitte & Touche LLP | Ernst & Young LLP |
| --- | --- | --- |
| 2003 ......................................... | $431,000 | $23,000 |
| 2004 ......................................... | Not applicable | 68,000 |

**All Other Fees**

Aggregate fees billed or expected to be billed by Deloitte & Touche LLP an Ernst & Young LLP for all other services not included in the three categories set forth above for each of the fiscal years ended June 30, 2003 and June 30, 2004 (Ernst & Young LLP only) are set forth in the table below. These services comprised, in the case of Deloitte & Touche LLP, in fiscal year 2003, financial information systems design and implementation services.

|  | Deloitte & Touche LLP | Ernst & Young LLP |
| --- | --- | --- |
| 2003 ......................................... | $49,036,000 | $0 |
| 2004 ......................................... | Not applicable | 0 |

The Audit Committee has established a policy to require that it approve all services provided by its independent auditors before the independent auditor provides those services. The Audit Committee has pre-approved the engagement of the independent auditors for certain audit services, audit-related services and tax services within defined limits. The Audit Committee has not pre-approved engagement of the independent auditors for any other non-audit services. The percentage of the fees paid for non-audit services to Ernst & Young LLP for services that were approved by the Audit Committee in accordance with its policy is 100 percent. The percentage of the fees paid to Deloitte & Touche LLP for services in each category that were approved by the Audit Committee prior to engagement of Deloitte & Touche LLP to perform those services was 0 percent with respect to audit-related and tax services and 100 percent with respect to all other services. After the filing of the Company's Annual Report on Form 10-K for fiscal year 2004, Ernst & Young LLP informed the Audit Committee that it had provided services involving the custody of $32,130 of Company funds during Fiscal Year 2003 in connection with the provision of tax services with respect to employees outside the United States pursuant to an engagement entered into before Ernst & Young LLP became the Company's auditors. Fees for these services are included in the fees for tax services reported above. Such services are prohibited under applicable rules and Ernst & Young LLP has informed the Audit Committee that it is discussing the matter with the Securities and Exchange Commission. The services were discontinued when the firm was engaged to become the Company's auditors.

The Audit Committee has considered whether the non-audit services provided by Deloitte & Touche LLP and Ernst & Young LLP were compatible with maintaining the auditors' independence from the Company for the applicable periods.

|  |  |
|---|---|
| Gary Michael, Chair | Michael Shannon |
| William R. Johnson | Lary R. Scott |

(Members of the Audit Committee)

## MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The membership of the Management Development and Compensation Committee, referred to in this report as the Committee, consists entirely of independent directors who have never been employees of the Company (see pages 6, 7 and 8).

## COMPENSATION PHILOSOPHY

The Committee determines executive compensation levels and policies designed to:

- Attract and retain qualified candidates for executive positions;

- Motivate each executive toward the achievement of the Company's short- and long-term goals, as reflected in its strategic business plans;

- Provide competitive opportunities based on performance and results;

- Ensure that a significant proportion of each executive's total compensation be at-risk incentive compensation in order to emphasize the relationship between pay and performance, both Company performance and the individual's contributions to the Company's results; and

- Align the interests of executives with those of stockholders through the use of equity-based incentive awards.

**COMPENSATION OF EXECUTIVE OFFICERS.** The key components of the executive compensation program are base annual salary, annual short-term incentive awards in the form of stock or cash under the Company's Executive Incentive Compensation Plan (the "EIC Plan") and Management Incentive Compensation Plan (the "MIC Plan") and long-term incentive awards in the form of stock options and performance units under the Company's 1996 Stock Incentive Plan. The Committee regularly compares executive compensation to a compensation comparator group, as described below. The compensation guidelines are determined by the Committee based upon competitive data collected from the compensation comparator group and internal performance assessment of the executive officer group. General targeted competitive levels for base annual salary and annual short-term incentive awards are at the 50th percentile of the compensation comparator group. General targeted competitive levels for long-term compensation are also at the 50th percentile. Actual long-term incentive awards are intended to vary around median, above or below, to reflect Clorox stock performance. Executive officers may earn more than the targeted levels if the Company's performance exceeds the goals discussed in this report and less when performance falls below the established levels.

**BASE ANNUAL SALARY.** Base annual salaries for executive officers are determined by the following factors: (1) parity to market; (2) the individual's performance; (3) promotions resulting in increases in responsibility; and (4) equity in relationship to other executive positions within the Company. Surveys are conducted of benchmark positions in the compensation comparator group, consisting of similar-sized branded consumer products companies, most of which compete with the Company in one or more of its primary businesses or compete with the Company for management talent. The Committee considers the competitiveness of the total compensation package of the Company's executive officers compared to the compensation comparator group as well as each individual component of pay. The Committee regularly reviews the composition of the compensation comparator group and updates the group periodically. For fiscal year 2004, the Committee established salaries for executive officers that approximated the 50th percentile or median level of the compensation comparator group benchmark positions. An individual officer's actual salary versus the market benchmark depends upon factors including the executive officer's time in position and organization impact and performance, as judged by his or her immediate superior and the chief executive officer. The chief executive officer's salary and performance is determined by the Committee and Chairman of the Board in consultation with the full board of directors. The salary and performance of the other six executive officers who serve as members of the management executive committee is determined by the Committee taking into consideration recommendations by the chief executive officer.

**SHORT-TERM COMPENSATION.** Executive officers are eligible for short-term compensation under both the EIC Plan and the MIC Plan. The Committee believes that awards under the EIC and MIC Plans should reward for superior performance and have adverse consequences for poor financial results, including no EIC Plan award funding unless the Company achieves minimum corporate financial performance levels established by the Committee at the beginning of the fiscal year.

For the short-term incentive awards, the Committee divided the executive officer group into two subcategories: the executive officers who serve as members of the management executive committee and the other executive officers. As of June 30, 2004, the seven executive officers serving as members of the management executive committee were Gerald E. Johnston, Chief Executive Officer and President, Lawrence S. Peiros, Group Vice President, Frank A. Tataseo, Senior Vice President – Sales, Peter D. Bewley, Senior Vice President – General Counsel and Secretary, Daniel J. Heinrich, Vice President – Chief Financial Officer, Jacqueline P. Kane, Vice President – Human Resources and Keith R. Tandowsky, Vice President – Chief Information Officer.

For the management executive committee officers, awards paid under the EIC and MIC Plans were initially determined by corporate financial performance based on a computation consisting of targeted operating margin level, return on invested capital (ROIC) and net sales growth. For management executive committee members with responsibility for business sector performance, 60 percent of their award was based on Company-wide performance and 40 percent was based on segment financial performance. The Committee had discretion to reduce, but not to increase, awards computed in accordance with these criteria based on an assessment of the individual's performance against a set of team and personal objectives. The team objectives are related to driving profitable growth, cost cutting, implementing a new SAP system and building the Company's people capability. Individual objectives are related to functional or business unit performance. Payments based on functional or business unit performance are made under the MIC Plan.

The target total short-term compensation award for the management executive committee members ranged from 60 percent to 70 percent of base annual salary at June 30, 2004 (100 percent for the chief executive officer) if the objectives were achieved. The maximum award was 216 percent to 252 percent of base annual salary at June 30, 2004 (360 percent for the chief executive officer) if the goals were substantially exceeded, and the minimum award was 0 percent if the results were substantially lower than the target performance goals. All EIC and MIC Plan awards for executive officers are determined based on recommendations from the chief executive officer to the Committee or, in the chief executive officer's case, by the Committee and the Chairman of the Board. The Company met its financial goals for the year and awards for the executive committee members (excluding the CEO) ranged from 60% to 72% of base salary.

The short-term compensation awards to members of the executive officer group, other than the management executive committee members, were determined based on (i) the same corporate financial performance measures and (ii) for business unit officers, business unit financial performance measures multiplied by an individual modifier based on individual performance. The target short-term compensation award for these other members of the executive officer group was 40 percent to 60 percent of base annual salary at June 30, 2004 if goals were achieved up to a maximum of 144 percent to 216 percent if the goals were substantially exceeded and down to a minimum of 0 percent if the results were substantially lower than the goals.

**LONG-TERM COMPENSATION.** A major goal of the Committee is to create strong alignment between the executive officers and stockholders. This alignment is achieved through the design of stock-based incentive plans and through actual stock ownership. Long-term incentives for executive officers consist of annual stock option grants and multi-year performance awards, denominated in either stock or cash. Together these plans focus and reward the executive team on stock price appreciation and delivering total shareholder returns to stockholders that are superior to other leading consumer products companies. In fiscal year 2004, equity grant guidelines were established to be generally competitive with the median of the compensation comparator group. Officers received both stock options and performance shares, with the exception of the CEO who also received performance units. The vesting of the performance shares is based on a 3-year cumulative Clorox total shareholder return performance relative to the Company's financial peer group. Individual grants were adjusted for job responsibility, impact and performance.

The Committee has endorsed target stock ownership levels by executive officers to be achieved within five years of becoming an executive officer. The levels are the equivalent of four times base annual salary for the chief executive officer, three times base annual salary for the other executive officers who serve as members of the management executive committee, and two times base annual salary for other executive officers. No stock options are counted in determining ownership levels, which are based on shares of Common Stock held, including restricted stock, performance shares, performance units and shares held via The Clorox Company 401(k) Plan. All but one member of the executive committee, including the chief executive officer, have achieved target ownership levels.

**BENEFITS.** The Company provides various employee benefit programs to its executive officers, including medical and life insurance benefits, retirement benefits, an employee stock purchase plan and The Clorox Company 401(k) Plan. Except for the Supplemental Executive Retirement Plan, the Nonqualified Deferred Compensation Plan described on page 20, and some non-material perquisites provided to executive officers, these benefit programs are generally available to all employees of the Company.

**CHIEF EXECUTIVE OFFICER COMPENSATION.** Effective July 1, 2003, Gerald E. Johnston was named Chief Executive Officer and President and elected to the Company's board of directors. Mr. Johnston's base annual salary was increased from $700,000 to $900,000 to recognize his appointment to the position of Chief Executive Officer. Mr. Johnston's bonus target increased from 85% of base annual salary to 100%. The Committee took into consideration competitive market data and the Company's pay philosophy and historical practices for the Chief Executive Officer in determining the amount of Mr. Johnston's salary and annual incentive target increase for his promotion to Chief Executive Officer.

Mr. Johnston's short-term compensation award for fiscal year 2004 was based upon the corporate financial performance measures. The Committee had discretion to reduce Mr. Johnston's award based on executive committee objectives approved by the Committee at the beginning of the year. Those objectives included the Company's key initiatives for the fiscal year of driving profitable growth, leading cost-cutting efforts, implementing the Company's new SAP system and building the Company's people capability. The Company exceeded its financial objectives and met its growth and cost-cutting targets. The Company's SAP implementation was successful and accomplished without significant disruption to the business. The Company has begun the steps necessary to build its people capability, the benefits of which should be realized in the future. Based on performance results against these measures and objectives, Mr. Johnston's short-term performance award was $1,059,500.

Mr. Johnston received 185,000 stock options, 43,500 performance shares and 18,500 performance units upon his appointment to the position of Chief Executive Officer. In addition, he received a one-time equity grant of 75,000 restricted stock units. Mr. Johnston did not receive any other long-term compensation awards during fiscal year 2004.

**ONGOING REVIEW OF COMPENSATION.** The Company's compensation consulting firm conducts an ongoing review of the Company's existing executive compensation programs for the Committee to continue to ensure the programs support the future direction of the Company and the principles on which executive compensation is based. The Committee has the responsibility to select and meet independently with any consultant at its discretion. During the fiscal year, the Committee retained an independent compensation consultant to advise the Committee directly on matters of executive compensation. The Committee has access to and reviews independent compensation data relating to executive compensation at other companies. The Committee's policy with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended, seeks to balance the interests of the Company in maintaining flexible incentive plans and how the Company benefits from the compensation package paid to any executive officer against the possible loss of a tax deduction when taxable compensation for any of the five highest paid executive officers exceeds $1 million per year. The Company's EIC Plan and Stock-Based Incentive Plan are designed to comply with the Section 162(m) requirements.


William R. Johnson, Chair      Christoph Henkel

Tully M. Friedman      Lary R. Scott

(Members of the Management Development and Compensation Committee)


## COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION

The members of the Management Development and Compensation Committee for the prior fiscal year were directors Friedman, Henkel, Johnson, and Scott. None of these persons is or has been an officer or employee of the Company or any of its subsidiaries. In addition, there are no Management Development and Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and board members who serve as executive officers of such entities.

## SUMMARY COMPENSATION TABLE

The following table sets forth the compensation for each of the last three fiscal years earned by or paid or awarded to the chief executive officer of the Company and the four other most highly compensated executive officers of the Company (the "Named Officers").

| | | | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
| | | Annual Compensation | | | Restricted Stock Award(s) ($)(3)(4) | Securities Underlying Options/ SARs (#)(1)(4) | LTIP Payouts ($)(4)(5) | All Other Compensation ($)(6) |
| Name and Principal Position | Year | Salary ($) | Bonus ($)(1) | Other Annual Compensation ($)(2) | | | | |
|---|---|---|---|---|---|---|---|---|
| Gerald E. Johnston . . . . . . . | 2004 | $900,000 | $1,059,500 | $153,880 | $3,318,750 | 185,000 | $ 89,316 | $174,482 |
| President and Chief | 2003 | 687,500 | 785,400 | 15,081 | 0 | 88,000 | 1,139,520 | 207,898 |
| Executive Officer | 2002 | 637,500 | 1,008,313 | 14,114 | 0 | 150,000 | 41,664 | 129,882 |
| | | | | | | | | |
| Lawrence S. Peiros. . . . . . . | 2004 | 443,750 | 322,200 | 12,903 | 905,000 | 46,000 | 43,416 | 84,511 |
| Group Vice President | 2003 | 416,250 | 392,700 | 10,287 | 0 | 40,000 | 496,530 | 110,465 |
| | 2002 | 382,500 | 498,225 | 9,627 | 0 | 60,000 | 18,144 | 72,070 |
| | | | | | | | | |
| Peter D. Bewley . . . . . . . . . | 2004 | 368,750 | 257,500 | 0 | 0 | 28,000 | 23,328 | 64,160 |
| Senior Vice President – | 2003 | 343,750 | 277,200 | 0 | 0 | 26,500 | 255,030 | 79,980 |
| General Counsel | 2002 | 320,000 | 326,219 | 0 | 0 | 45,000 | 14,112 | 47,277 |
| | | | | | | | | |
| Daniel J. Heinrich . . . . . . . . | 2004 | 328,750 | 244,300 | 0 | 0 | 32,000 | 12,015 | 50,529 |
| Senior Vice President – | 2003 | 258,750 | 189,475 | 0 | 0 | 13,000 | 48,120 | 57,692 |
| Chief Financial Officer | 2002 | 237,500 | 240,000 | 0 | 0 | 40,002 | 1,680 | 10,919 |
| | | | | | | | | |
| Frank A. Tataseo . . . . . . . . . | 2004 | 320,000 | 233,800 | 13,861 | 678,750 | 23,000 | 26,528 | 57,264 |
| Senior Vice President – | 2003 | 301,250 | 261,690 | 11,050 | 0 | 22,000 | 241,988 | 71,844 |
| Sales | 2002 | 285,000 | 304,500 | 10,342 | 0 | 45,000 | 8,820 | 58,569 |

(1) Amounts include awards earned for the years indicated.

(2) Perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10 percent of the total of annual salary and bonus reported for any Named Officer with the exception of Mr. Johnston. He received perquisites with a value of $53,232, including use of corporate transportation ($45,176). The amount for Mr. Johnston also reflects dividends earned on deferred stock units received in December 1995, reinvested at the election of the Named Officer, and dividends earned on restricted stock units received in July 2003 reinvested by the terms of the restricted stock unit award agreement. The amounts for Messrs. Peiros and

Tataseo reflect dividends earned on deferred stock units received in December 1995, reinvested at the election of the Named Officers.

(3)  As of June 30, 2004, none of the Named Officers held any restricted stock awards, except for Mr. Johnston, Mr. Peiros and Mr. Tataseo. Mr. Johnston was awarded 75,000 shares of restricted stock units in fiscal year 2004, all of which will vest on July 15, 2007. Settlement of the shares will be deferred until January 15 of the calendar year following termination of his continuous service. The value of this award was $4,033,500 based on the fair market value of $53.78 on June 30, 2004. Dividends will be accrued and converted to stock units on the restricted stock unit award on dividend payment dates commencing from the date of grant until the latest to occur of the following: (i) the vesting of the units, (ii) the settlement of the units, or (iii) the forfeiture of unvested Units prior to July 15, 2007. Mr. Johnston holds no other restricted stock in the Company.

Mr. Peiros and Mr. Tataseo were awarded 20,000 and 15,000 shares of restricted stock, respectively, in fiscal year 2004, of which 50 percent vest on September 17, 2005 and the remaining 50 percent vest on September 17, 2007. The value of these awards were $1,075,600, and $806,700, respectively, based on the fair market value of $53.78 on June 30, 2004. Dividends will be paid on the restricted stock award commencing from the date of grant. Mr. Peiros and Mr. Tataseo hold no other restricted stock in the Company.

(4)  In the event of a "change of control," "business combination," or complete liquidation or dissolution of the Company, all restrictions on restricted stock and performance units end and all stock options become exercisable. A change of control generally will be deemed to occur if any person or entity becomes the beneficial owner, directly or indirectly, of 30 percent of the then outstanding shares of Common Stock or has, directly or indirectly, 30 percent of the combined voting power of the then outstanding securities entitled to vote for directors. See "Certain Relationships and Transactions" on page 9. A business combination generally will be deemed to occur in the event of a reorganization, merger or sale of substantially all of the assets of the Company, subject to certain exceptions. A feature of the Company's stock incentive plan is the stock withholding election, pursuant to which a recipient may elect to have the Company withhold shares of Common Stock to pay any withholding tax liability that arises when the restrictions on the restricted stock are released or when non-qualified stock options are exercised, respectively. In both cases, the value of shares which may be withheld is based on the per share price of the Common Stock on the Composite Transactions Report for the New York Stock Exchange on the last business day before the withholding is made.

(5)  The amounts reflect dividends received from performance units granted in March 1998, September 2002 and September 2003. In addition, the amounts for fiscal year 2003 include the value of performance units granted between May 1999 and March 2001, which vested at fifty percent on June 30, 2003. Based on their value on the earliest settlement date on July 31, 2003, the number and value of the vested performance units granted between May 1999 and March 2001 were as follows: 24,800 units ($1,076,072) for Mr. Johnston; 10,800 units ($468,612) for Mr. Peiros; 1,000 units ($43,390) for Mr. Heinrich; 5,400 units ($234,306) for Mr. Bewley; and 5,250 units ($227,798) for Mr. Tataseo.

(6)  Except for amounts received under the Nonqualified Deferred Compensation Plan, the amounts shown in the column are pursuant to programs provided to salaried employees generally. The balance of the amounts shown in the column represent actual Company contributions under the Company's 401(k) Plan, the Nonqualified Deferred Compensation Plan, certain value sharing plan payments taken as cash, and term life insurance premiums paid by the Company for the benefit of each Named Officer, respectively, in the following amounts: for fiscal year 2004, $15,000, $158,272, $0, $1,210, for Mr. Johnston; $15,000, $68,915, $0, $596 for Mr. Peiros; $16,260, $33,827, $0, $442 for Mr. Heinrich; $15,000, $48,664, $0, $496 for Mr. Bewley; and $15,000, $41,834, $0, $430 for Mr. Tataseo; for fiscal year 2003, $15,000, $191,977, $0 and $921 for Mr. Johnston; $15,000, $94,901, $0 and $564 for Mr. Peiros; $20,000, $37,344, $0 and $348 for Mr. Heinrich; $15,000, $64,521, $0 and $459 for Mr. Bewley; and $15,000, $56,442, $0 and $402 for Mr. Tataseo; for fiscal year 2002, $12,900, $116,125, $0 and $857 for Mr. Johnston; $12,900, $58,656, $0 and $514 for Mr. Peiros; $10,600, $0, $0 and $319 for Mr. Heinrich; $12,900, $33,947, $0 and $430 for Mr. Bewley; and $12,900, $45,286, $0 and $383 for Mr. Tataseo. Contributions under the Company's 401(k) Plan include value sharing plan payments in excess of 7 percent for employees not fully vested.

## OPTIONS AND STOCK APPRECIATION RIGHTS

The following tables show options and stock appreciation rights ("SARs") granted or exercised during fiscal year 2004 to or by the Named Officers, and the value of the options and SARs held by the Named Officers at the end of fiscal year 2004.

### Options/SAR Grants in Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3) | | |
|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options/SARs Granted (#)(1) | % of Total Options/SARs Granted to Employees in Fiscal Year (2) | Exercise or Base Price ($/Share) (1) | Expiration Date (1) | 0% | 5% (4) | 10% (4) |
| Gerald E. Johnston .... | 185,000 | 8.02% | $44.25 | 7/15/13 | $0 | $5,148,289 | $13,046,774 |
| Lawrence S. Peiros ... | 46,000 | 1.99% | 45.25 | 9/17/13 | 0 | 1,309,044 | 3,317,375 |
| Daniel J. Heinrich .... | 32,000 | 1.39% | 45.25 | 9/17/13 | 0 | 910,639 | 2,307,739 |
| Peter D. Bewley ...... | 28,000 | 1.21% | 45.25 | 9/17/13 | 0 | 796,809 | 2,019,272 |
| Frank A. Tataseo ...... | 23,000 | 1.00% | 45.25 | 9/17/13 | 0 | 654,522 | 1,658,687 |

(1)  The stock options awarded to the Named Officers in fiscal year 2004 had ten-year lives and an exercise price equal to the fair market value on the date of grant. For the options that expire on September 17, 2013, one-fourth of the number of option shares will vest on each of September 30, 2004, 2005, 2006 and 2007. In the event of a "change of control," "business combination," or complete liquidation or dissolution of the Company (as described in footnote (4) to the Summary Compensation Table on page 16), all stock options become exercisable. The Company has no stock appreciation rights outstanding.

(2)  The total number of Options/SARs granted to employees of the Company in fiscal year 2004 represented 2,307,464 shares of Common Stock. This does not include Options/SARs representing 30,000 shares of Common Stock granted to non-employee directors during fiscal year 2004.

(3)  The 5 percent and 10 percent assumed rates of appreciation are shown in response to requirements of the rules of the Securities and Exchange Commission. There can be no assurance that the market value of the Common Stock will appreciate in the assumed manner. The column reflecting no appreciation in market value is intended for illustrative purposes only. The September 17, 2003 stock option grant price was $45.25 per share based on the closing sale price on September 16, 2003. The July 15, 2003 grant price of Mr. Johnston's stock options was $44.25 based on the closing sale price on July 14, 2003.

(4)  Based on the fair market value of $53.78 of the outstanding shares of Common Stock on June 30, 2004, and not including dividends, the potential realizable value at assumed annual rates of Common Stock appreciation of 5 percent and 10 percent for a ten-year period for all stockholders would be $7,250,447,347 and $18,374,057,115, respectively. The potential realizable value at assumed annual rates of appreciation of 5 percent and 10 percent on the options of the Named Officers from the date of grant to the end of the ten-year option terms would be $8,819,304 and $22,349,847, respectively. Thus, the Named Officers' potential realizable value as a percentage of all stockholders' gain would be 0.12 percent in the event of a 5 percent assumed annual rate of appreciation and 0.12 percent in the event of a 10 percent assumed annual rate of appreciation. Further, the potential realizable value of all employee options as a percentage of all stockholders' gain would be 0.91 percent in the event of a 5 percent assumed annual rate of appreciation and 0.91 percent in the event of a 10 percent assumed annual rate of appreciation over the ten-year option terms.

## Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (1) | Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (1)(2) |
|---|---|---|---|---|
| Gerald E. Johnston ................ | 0 | $        0 | 530,189/293,667 | $11,405,113/$3,390,757 |
| Lawrence S. Peiros ............... | 0 | 0 | 280,578/92,667 | 6,665,797/1,080,977 |
| Daniel J. Heinrich ................ | 0 | 0 | 56,003/54,001 | 1,007,084/624,450 |
| Peter D. Bewley .................. | 0 | 0 | 117,634/60,667 | 1,649,622/727,667 |
| Frank A. Tataseo ................. | 80,000 | 2,722,600 | 229,803/52,667 | 5,935,301/649,537 |

(1) The number of shares covered and the value of the unexercisable options listed relate to stock options granted under the 1987 Long Term Compensation Program or the 1996 Stock Incentive Plan. In the event of a "change of control," "business combination" or complete liquidation or dissolution of the Company (as described in footnote (4) to the Summary Compensation Table on page 16), all stock options become exercisable. The Company has no stock appreciation rights outstanding.

(2) The value of the unexercised options was determined by multiplying the number of shares subject to unexercised options on the fiscal year end by $53.78, the fair market value of the Common Stock on June 30, 2004, minus the exercise price of each unexercised option.

## LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

The table below reflects performance share and unit awards to the Named Officers during fiscal year 2004 under The Clorox Company 1996 Stock Incentive Plan. If conditions are met, such awards are payable in shares of Common Stock.

| (a) Name | (b) Number of Shares, Units or Other Rights (#)(1) | (c) Performance or Other Period Until Maturation or Payment (2) |
|---|---|---|
| Gerald E. Johnston ........... | 43,500 | 9/30/06 or Forfeited |
|  | 18,500 | 9/30/06 or Forfeited |
| Lawrence S. Peiros .......... | 12,000 | 9/30/06 or Forfeited |
| Daniel J. Heinrich ........... | 8,500 | 9/30/06 or Forfeited |
| Peter D. Bewley ............. | 7,000 | 9/30/06 or Forfeited |
| Frank A. Tataseo ............. | 6,000 | 9/30/06 or Forfeited |

(1) To continue its objective of focusing the executive officers on creation of stockholder value, the Compensation Committee approved a new 3-year grant of performance units to all executive officers in September 2003. The September 2003 grants could vest on September 30, 2006 based on the relative total stockholder return (stock price appreciation plus dividends paid) ("TSR") for the period October 1, 2003 to September 30, 2006 of the Common Stock measured against the TSR of an index of the common stocks of a financial comparator group consisting of a peer group of companies used by the Company for financial analysis purposes. If, on September 30, 2006, the Company's 3-year cumulative TSR is at or above the 75th percentile relative to that of the comparator group, the performance units will vest at 125 percent of target; if the Company's 3-year TSR is at or above the 50th percentile, the performance units will vest at 100 percent of target; if the Company's 3-year TSR is at or above the 45th percentile, the performance units will vest at 75 percent of target; if the Company's 3-year TSR is at or above the 40th percentile, the performance units will vest at 50 percent of target; if the Company's 3-year TSR is below the 40th percentile, the performance units will be forfeited. If the performance units vest, they are payable in Common Stock except the 18,500 performance units awarded to Mr. Johnston are payable in cash and have a mandatory deferral until retirement. See the first paragraph of the section of the Compensation Committee report entitled "Long-Term Compensation" on page 13 above for further information.

(2) In the event of a "change of control" (as described in footnote (4) to the Summary Compensation Table on page 16), all performance units become vested.

## COMPARATIVE STOCK PERFORMANCE

The graph below compares the cumulative total stockholder return of the Common Stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares Index for a five-year period ending June 30, 2004. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

### COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
### AMONG THE CLOROX COMPANY, THE S&P 500 INDEX
### AND A COMPOSITE OF PEER GROUP INDICES





*   $100 INVESTED ON 6/30/99 IN STOCK OR INDICES — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

|  | 6/99 | 6/00 | 6/01 | 6/02 | 6/03 | 6/04 |
|---|---|---|---|---|---|---|
| THE CLOROX COMPANY ... | $100.00 | $ 85.46 | $66.06 | $ 82.46 | $ 86.92 | $112.12 |
| S & P 500 ..................... | 100.00 | 107.25 | 91.34 | 74.91 | 75.10 | 89.45 |
| PEER GROUP ................ | 100.00 | 79.08 | 84.31 | 105.40 | 105.73 | 128.77 |

## PENSION BENEFITS

Pension benefits are paid to executive officers under three different plans: The Clorox Company Pension Plan, the Nonqualified Deferred Compensation Plan and the Supplemental Executive Retirement Plan ("SERP").

The Company's Pension Plan is a noncontributory defined benefit plan qualified under pertinent income tax laws. The Pension Plan contains separate benefit formulas for union and nonunion employees. For nonunion employees including the executive officers, the Pension Plan provides a noncontributory "cash balance" benefit. Essentially all employees with at least one year of service participate in the Pension Plan. Prior to July 1, 1996, benefits were calculated based on career average compensation. Effective July 1, 1996, participants in the plan accrue benefits equal to 3 percent of qualified earnings each year. Qualified earnings include base annual salary and bonus. Participants' benefits are adjusted each quarter by an interest factor. Participants meeting certain age and years of service levels will receive the greater of the benefits calculated under the career average compensation formula and the cash balance formula. Except for Mr. Johnston, who met the age and years of service levels and will receive the greater of the benefits under the current and prior formula, each of the Named Officers will receive benefits calculated under the cash balance formula. A participant is fully vested in his or her benefit after 5 years of service.

The Nonqualified Deferred Compensation Plan provides additional benefits equal to the employer-provided benefits that plan participants do not receive under the Pension Plan because of Internal Revenue Code limits. This plan has the same five-year vesting provision as the Pension Plan.

The purpose of the SERP is to provide executive officers a fixed objective of 55 percent of the average annual compensation for the three consecutive years of highest compensation (except bonuses need not be consecutive). Compensation consists of base annual salary and the EIC Plan bonus. For the Named Officers, those amounts are shown in the salary and bonus columns of the Summary Compensation Table on page 15. Participants must attain at least age 55 with 10 years of service before leaving the Company to be eligible for benefits under the SERP. SERP benefits are offset by the annuity value of amounts received from primary social security, the Pension Plan and Company contributions to the 401(k) Plan and Nonqualified Deferred Compensation Plan.

Pension benefits are subject to actual market returns, therefore, the ultimate benefit payable could exceed the SERP objective of 55 percent of average compensation. Assuming retirement at age 65, fiscal year 2004 annual base salary and bonus and no future increase in such compensation and an interest rate of 8 percent, the total pension benefit for the Named Officers is not expected to exceed 55 percent of their average compensation. The retirement benefits shown in the table below are based on the SERP, calculated for an unmarried person, on a straight line annuity basis, based on retirement at age 65 with 15 or more years of service with the Company. They would be proportionately reduced for early retirement or for shorter years of service to a minimum of 10 years. Thus, the table below shows what would be received by the Named Officers under the three plans for pension benefits, taken collectively.

| Compensation (1) | 15 or more Years of Service |
| --- | --- |
| $  400,000 | $  220,000 |
| $  600,000 | $  330,000 |
| $  800,000 | $  440,000 |
| $1,000,000 | $  550,000 |
| $1,200,000 | $  660,000 |
| $1,400,000 | $  770,000 |
| $1,600,000 | $  880,000 |
| $1,800,000 | $  990,000 |
| $2,000,000 | $1,100,000 |
| $2,200,000 | $1,210,000 |
| $2,400,000 | $1,320,000 |
| $2,600,000 | $1,430,000 |
| $2,800,000 | $1,540,000 |

| Compensation (1) | 15 or more Years of Service |
|---|---|
| $3,000,000 ............................................................ | $1,650,000 |
| $3,200,000 ............................................................ | $1,760,000 |
| $3,400,000 ............................................................ | $1,870,000 |
| $3,600,000 ............................................................ | $1,980,000 |
| $3,800,000 ............................................................ | $2,090,000 |
| $4,000,000 ............................................................ | $2,200,000 |
| $4,200,000 ............................................................ | $2,310,000 |
| $4,400,000 ............................................................ | $2,420,000 |
| $4,600,000 ............................................................ | $2,530,000 |

---

(1)  The number of years of credited service for each of the Named Officers are: Mr. Johnston, 23; Mr. Peiros, 24; Mr. Bewley, 6; Mr. Heinrich, 3; and Mr. Tataseo, 10.

## EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

The Company has entered into employment agreements with each of the Named Officers named in the Summary Compensation Table on page 15 above.

With respect to Messrs. Johnston, Heinrich and Tataseo, their employment agreement terms are "evergreen" in that they renew daily to maintain a 3-year term (Johnston) or a 2-year term (all others), unless the Company gives notice of non-renewal. The employment agreements are also terminable at any time by the Company for "Cause," as that term is defined in them, or "at will" by either the officer or the Company. In the case of an "at will" termination by the Company, an officer is entitled to receive a lump sum equal to his then current base salary plus 75 percent of his average annual EIC and MIC Plan awards for the preceding 3 years divided by 12 and then multiplied by the number of months in the remaining term of his employment agreement. Messrs. Peiros and Bewley have employment agreements with a 3-year term ending on June 30, 2007. Their agreements are terminable in the same manner as the agreements for the other named executive officers. Upon termination without cause by the Company, they are entitled to receive semi-monthly payments equal to their current salary plus 75 percent of their prior year's target bonus divided by 24 for the remainder of the term of their contracts. The Company is entitled to a credit for any income they might earn during the remaining term of the agreement. All of the employee agreements provide that the officer is entitled to continue to participate in the Company's medical and dental insurance programs for the same period. In addition, the officer would receive pro-rated EIC and MIC Plan awards for the year in which termination occurs.

The Company has entered into change of control agreements with each of the Named Officers. Within a 2-year period after a "change of control," "business combination" or complete dissolution or liquidation of the Company (as described in footnote (4) to the Summary Compensation Table on page 16) (each of which is referred to below as a "Corporate Event"), Messrs. Johnston, Heinrich and Tataseo may terminate their employment in the event of a reduction or elimination in rank, responsibilities, compensation or benefits. In the event of such termination, or a termination without cause by the Company, the officer will receive a lump sum amount equal to three times his then current base salary plus 100 percent of his average annual EIC and MIC Plan awards for the preceding 3 years. The agreements for Messrs. Peiros and Bewley are effective for 3 years following a Corporate Event. In addition to receiving payments under the circumstances outlined for the other named executive officers, Messrs. Peiros and Bewley may resign during a 1-month period following the first year after a Corporate Event and receive similar payments. The bonus portion of their payments is based on 100 percent of their prior year's target bonus. In addition, a member of the management executive committee is entitled to continue to participate in the Company's medical and dental insurance programs for the remaining term of his change of control agreement. The officer would also receive pro-rated EIC and MIC Plan awards for the year in which termination occurs. If payments received under the change of control agreements are subject to tax under Section 4999 of the Internal Revenue Code of 1986, as amended (which deals with certain payments contingent on a change of control), the Company will make an additional payment to the officer in respect of such tax.

**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**

Section 16(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission regulations require the Company's directors, certain officers and greater than ten percent stockholders to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission. The Company undertakes to file such forms on behalf of the reporting directors or officers pursuant to a power of attorney given to certain attorneys-in-fact. The reporting officers, directors and ten percent stockholders are also required by Securities and Exchange Commission rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received or written representations from such executive officers, directors and ten percent stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders were complied with during fiscal year 2004.

**PROPOSAL NO. 2:**
**APPROVAL OF AMENDMENTS TO THE COMPANY'S INDEPENDENT DIRECTORS'**
**STOCK-BASED COMPENSATION PLAN**

In 1996, the board of directors adopted The Clorox Company Independent Directors' Stock-Based Compensation Plan (the "Plan") to replace the existing Directors' Deferred Compensation Plan and the Directors' Retirement Plan. The Plan is designed to give independent directors a long-term stake in the Company, aligned with the interests of stockholders, by requiring that directors take a portion of their compensation in stock units that cannot be sold until after they leave the board. In addition, directors are permitted to convert all or a portion of their current fees to stock units, which also may not be sold until the director leaves the board. In keeping with rules adopted by the New York Stock Exchange and approved by the United States Securities and Exchange Commission in 2003, the Company submitted the Plan for approval by the stockholders at the annual meeting of stockholders on November 19, 2003 and it was duly approved.

The Company proposes to amend the Plan by changing Section 3.02 to increase the value of the stock units from the current $10,000 to $35,000 in calendar year 2004 and to $75,000 thereafter. In addition, the Company plans to increase the level of stock ownership resulting in a change of control or business combination to 30 percent from 20 percent.

The Management Development and Compensation Committee of the board of directors engaged an independent consultant to evaluate management and director compensation. Based on that review, the board has determined that board compensation generally has increased substantially as a result of increased board governance responsibilities. In addition, board compensation is being provided to a greater extent in the form of stock with significant retention requirements and less in the form of options. In light of those compensation and governance trends, the board has decided to eliminate annual stock option awards as a form of director compensation. In their place, and in order to bring total director compensation toward the median for director pay in peer companies, the board proposes to increase the value of deferred stock units granted to independent directors from $10,000 to $75,000 per year. This change will take place over a two-year period.

In addition, the board has determined that the level of stock ownership used to determine whether a change of control has occurred should be increased from 20 percent to 30 percent. This change is consistent with changes that have been made in the Company's 1996 Stock Incentive Plan and the Company's executive change of control agreements.

**Plan Summary**

The following description is a summary of the Plan. Please refer to the full Plan attached as Appendix B for the actual Plan provisions.

1.  *Purposes of the Plan.* The purposes of the Plan are to enhance the Company's ability to attract and retain independent directors whose training, experience and ability will promote the interests of the Company and to directly align the interests of such independent directors with the interests of the Company's stockholders by providing deferred compensation based on the value of the Company's stock.

2.  *Term of the Plan.* The Plan will terminate on September 16, 2006 or ten years after its most recent approval by stockholders, whichever is later. Termination will not affect benefits accrued to participants prior to the termination date.

3.  *Contributions to the Plan.* Contributions to the Plan are made in four ways.

    a.  *Retirement Plan Conversion.* When the Plan was first adopted, each independent director who was then participating in the Plan received a credit to the Plan of deferred stock units equal in value to the then current value of accrued benefits under the Directors' Retirement Plan.

    b.  *Deferred Compensation Plan Conversion.* When the Plan was first adopted, each participating director was offered the opportunity to convert his/her existing balance in the Directors' Deferred Compensation Plan to deferred stock units or a deferred cash account in the Plan.

    c.  *Automatic Credits.* Each independent director is currently credited on December 31 of each year with $10,000 in deferred stock units. Each deferred stock unit has a value equal to the average of the closing price of the Common Stock on the last five (5) trading days of the month of December. The proposed amendment increases this amount to $35,000 in calendar year 2004 and to $75,000 thereafter.

    d.  *Elective Credits.* Each independent director may choose to defer all or a portion of his/her director's fees into the Plan, in either a deferred cash account or a deferred stock unit account. The value of the deferred stock units is equal to the closing price of a share of the Common Stock on the last trading day of the quarter during which the fees were earned.

4.  *Deferred Stock Units.* A participant's deferred stock unit account does not contain shares of Common Stock, but is treated as if it were invested in shares of Common Stock equal to the number of the deferred stock units credited to the account.

    a.  *Dividends.* Credits are added to the account on dividend payment dates in the same amount for each stock unit as dividends paid on a share of Common Stock and the number of deferred stock units in the account is increased by a number equal to the value of the credits added divided by the closing price of the Common Stock on the dividend payment date.

    b.  *Valuation of Deferred Stock Units.* The value of a deferred stock unit in an account on any date is the closing price of a share of Common Stock on that date.

    c.  *Recapitalization.* In the event that a transaction or event occurs that affects the Common Stock, the board of directors may make any adjustment in the deferred stock unit accounts necessary to prevent dilution or enlargement of the benefits under the Plan.

    d.  *Hypothetical Nature of Stock Unit Accounts.* The deferred stock unit accounts are maintained for bookkeeping purposes only and do not hold any assets. They do not entitle the holder to acquire the Common Stock and do not carry any voting or dividend rights.

5.  *Deferred Cash Accounts.* Deferred cash accounts are credited with interest at the prime rate published by Wells Fargo Bank on January 1 of each year, compounded quarterly.

6. *Payment.* The right of any person to receive payments from a Plan account is an unsecured claim against the Company's assets. Amounts credited to a deferred cash account shall be paid in cash and amounts credited to a deferred stock unit account shall be paid in Common Stock. Payments will be made beginning on the first business day of the calendar year following the year in which a director's board service terminates. Payments will be made in five annual installments unless the director chooses, before leaving the board, to receive his/her payment in a lump sum.

7. *Administration.* The Plan is administered by the board, which has the authority to interpret the Plan and decide all matters arising under the Plan.

8. *Amendment and Termination.* The board may amend or terminate the Plan, but no amendment may reduce the benefit previously accrued to a participant without that person's consent or increase the benefits payable under the Plan without stockholder approval.

9. *Change of Control.* In the event of a change of control of the Company, as defined in the Plan, the value of a participant's account shall be paid to the participant in a lump sum cash distribution within five (5) days of the change of control. The employee members of the board prior to the change of control shall adjust the account as may be appropriate to reflect interest and dividends to the date of the change of control, and other factors that they deem appropriate. For purposes of determining the amount of the payment for deferred stock units held in the account, the value of deferred stock units will be the closing price of the Common Stock on or nearest the date of the change of control or the highest price per share of Common Stock actually paid in connection with the change of control, whichever is higher.

**Other Information**

The Plan is available only to non-employee directors of the Company. There are currently ten (10) non-employee directors. The benefits to be received by Plan beneficiaries in the future are not determinable. The following table describes the benefits that were received by Plan beneficiaries during the Company's most recent fiscal year.

**PLAN BENEFITS**

**The Clorox Company Independent Directors' Stock-Based Compensation Plan**

| Name | Dollar Value ($)(1)(3) | Number of Units (2)(3) |
|---|---|---|
| Non-executive director group ............... | $100,000 | 2088.99 |

(1) Amounts in this column are the amounts of automatic grants under the Plan and do not include $74,744 in dividend equivalents paid on previously issued deferred stock units and $470,000 in voluntarily deferred directors' fees.

(2) Amounts in this column are the number of deferred stock units automatically granted under the Plan and do not include 1585.51 units accrued with respect to dividend equivalents paid on previously issued deferred stock units and 9535.1 deferred stock units accrued in voluntarily deferred directors' fees.

(3) The total dollar value at June 30, 2004 of all deferred stock units accrued under the Plan was $4,040,896 and the total number of deferred stock units accrued on June 30, 2004 was 75,137.53. If the proposed amendment had been in effect for the previous fiscal year, the dollar value and number of units the non-executive director group would have received would have been $350,000 and 7,311.47 units (using the formula for calendar year 2004) and $750,000 and 15,667.43 units (using the formula for subsequent years).

The board of directors recommends the adoption of the following resolution, which will be presented at the Annual Meeting:

RESOLVED, that the stockholders of The Clorox Company hereby approve and adopt the following amendments to The Clorox Company Independent Directors' Stock-Based Compensation Plan, as indicated on Appendix B attached to the proxy statement for this meeting:

1. Delete Section 3.02 and insert in its place the following: "As of the last day of Plan Year 2004, the Company shall credit Deferred Stock Units to each Participant's Deferred Stock Unit Account equal to the number of deferred Stock Units determined by dividing Thirty-Five Thousand Dollars ($35,000) by the average of the Closing Prices for the last five (5) trading days in the month of December. For Plan Years after Plan Year 2004, the dollar amount in the preceding sentence shall be Seventy-Five Thousand Dollars ($75,000). In the case of a Participant whose service as an Independent Director terminates during the Plan Year, the applicable dollar amount shall be determined by multiplying Thirty-Five Thousand Dollars ($35,000) or Seventy-Five Thousand Dollars ($75,000), as the case may be, by a fraction, the numerator of which shall be the number of full calendar quarters of service as an Independent Director completed by the Participant during the Plan Year and the denominator of which shall be four (4)"

2. In the first sentence of Section 7.01(a) and in Section 7.01(c)(ii), delete "20%" and insert in its place "30%."

The persons designated in the enclosed proxy will vote your shares **FOR** adoption of this resolution unless you include instructions to the contrary. The affirmative vote of a majority of the shares of Common Stock represented and entitled to vote at the Annual Meeting is required to approve the plan.

## PROPOSAL NO. 3:
## RATIFICATION OF CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of the board of directors has recommended, and the board of directors has selected, Ernst & Young LLP, certified public accountants, for the fiscal year ending June 30, 2005. Ernst & Young LLP has been so engaged since February 15, 2003.

Ratification of the selection of Ernst & Young LLP by stockholders is not required by law. However, as a matter of policy, such selection is being submitted to the stockholders for ratification at the Annual Meeting (and it is the present intention of the board of directors to continue this policy). The board of directors recommends the adoption of the following resolution, which will be presented at the Annual Meeting:

RESOLVED, that the stockholders of The Clorox Company hereby ratify the selection of Ernst & Young LLP, certified public accountants, for the fiscal year ending June 30, 2005.

The persons designated in the enclosed proxy will vote your shares **FOR** ratification unless you include instructions to the contrary. If the stockholders fail to ratify the selection of this firm, the board of directors will reconsider the matter. The affirmative vote of a majority of the shares of Common Stock represented and voted at the Annual Meeting is required to ratify the selection of Ernst & Young LLP.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement should they desire to do so.

## OTHER BUSINESS

The board of directors is not aware of any other matters to come before the Annual Meeting. If any matter not mentioned herein is properly brought before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment and Rule 14a-4 under the Securities Exchange Act of 1934.

## OTHER INFORMATION

Consolidated financial statements for the Company are attached as Appendix A to this proxy statement and are included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2004 filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. A copy of the 2004 Form 10-K (excluding exhibits) may be obtained, without charge, by calling Clorox Shareholder Direct at 1-888-CLX-NYSE (259-6973) toll-free, 24 hours a day, seven days a week or by writing to the secretary at the address shown on the top of the notice accompanying this proxy statement.

## SOLICITATION OF PROXIES

The Company does not plan to retain an outside firm in connection with the solicitation of the enclosed proxy. However, it may do so if it believes it is necessary. In addition, executive officers, directors and regular employees of the Company, who will receive no extra compensation for their services, may solicit proxies by telephone, facsimile, personal call or via online methods.

## STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

Under the rules of the Securities and Exchange Commission, if a stockholder wishes to submit a proposal for inclusion in the Company's proxy statement for consideration at next year's annual meeting, the proposal must be received in writing by the vice president – secretary at the address shown on the top of the notice accompanying this proxy statement not later than June 1, 2005. If a stockholder wishes to submit a proposal for consideration at next year's annual meeting, the proposal must be received in writing by the vice president – secretary by September 8, 2005. Any other proposal submitted with respect to the Company's 2005 Annual Meeting of Stockholders will be considered untimely for purposes of Rules 14a-4, 14a-5 and 14a-6 under the Securities Exchange Act of 1934.

By Order of the Board of Directors

*Pamela Fletcher*

**Pamela Fletcher,**
*Vice President — Secretary*

September 28, 2004

## APPENDIX A

## FINANCIAL HIGHLIGHTS

*The Clorox Company*

| Years Ended June 30 | 2004 | 2003 | 2002 | % Change (1) 2003 to 2004 | % Change (1) 2002 to 2003 |
|---|---|---|---|---|---|
| **In millions, except share and per-share amounts** | | | | | |
| Net sales | $ 4,324 | $ 4,144 | $ 4,022 | 4 | 3 |
| Earnings from continuing operations | $ 546 | $ 514 | $ 357 | 6 | 44 |
| Earnings (losses) from discontinued operations, net of tax | 3 | (21) | (35) | —(2) | 41 |
| Net earnings | $ 549 | $ 493 | $ 322 | 11 | 53 |
| Net earnings (losses) per common share | | | | | |
| Basic | | | | | |
| Continuing operations | $ 2.58 | $ 2.36 | $ 1.54 | 9 | 53 |
| Discontinued operations | 0.01 | (0.10) | (0.15) | —(2) | 33 |
| Basic net earnings per common share | $ 2.59 | $ 2.26 | $ 1.39 | 15 | 63 |
| Diluted | | | | | |
| Continuing operations | $ 2.55 | $ 2.33 | $ 1.52 | 9 | 53 |
| Discontinued operations | 0.01 | (0.10) | (0.15) | —(2) | 33 |
| Diluted net earnings per common share | $ 2.56 | $ 2.23 | $ 1.37 | 15 | 63 |
| Weighted average common shares outstanding (in thousands) | | | | | |
| Basic | 211,683 | 218,174 | 231,849 | –3 | –6 |
| Diluted | 214,371 | 220,692 | 234,704 | –3 | –6 |
| Stockholders' equity | $ 1,540 | $ 1,215 | $ 1,366 | 27 | –11 |
| Dividends per common share | $ 1.08 | $ 0.88 | $ 0.84 | 23 | 5 |
| Stockholders' equity per common share | $ 7.23 | $ 5.69 | $ 6.13 | 27 | –7 |

(1) Percentages based on unrounded numbers

(2) Percentage change not meaningful

**MANAGEMENT'S DISCUSSION & ANALYSIS**
**The Clorox Company**
**Years Ended June 30, 2004, 2003 and 2002**
**(In millions, except share and per share amounts)**

## EXECUTIVE OVERVIEW

The Clorox Company (the Company) is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.3 billion. The Company markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All and STP auto care products, Fresh Step and Scoop Away cat litters, Kingsford charcoal briquets, Hidden Valley Ranch and K C Masterpiece dressings and sauces, Brita water-filtration systems, and Glad bags, wraps and containers. With 8,600 employees worldwide, the Company manufactures products in 25 countries and markets them in more than 100 countries through its three business segments: Household Products — North America, Specialty Products and Household Products — Latin America/Other.

The Company is pleased about having met the expectations it set for fiscal year 2004 over a year ago, as it continues to strive for consistency in achieving its annual results. In fiscal year 2004, the Company delivered strong sales, earnings and cash flows by staying focused on its key strategies of driving growth, cutting costs everywhere, getting more customer focused and out-executing the competition. Here's how the Company delivered in fiscal year 2004 against its key strategies:

**Drive Growth.** First, the Company said that it would be driving growth through innovation and investment in established brands. In fiscal year 2004, the Company's sales increased 4% as compared to fiscal year 2003. The Company realized growth in six of its eight domestic business units as well as both the Latin America and Asia Pacific international businesses.

The Company believes that product innovation is vital to its growth strategy. One key to success in this area is getting closer to consumers earlier in the product-development process, and then applying what is learned to more quickly and efficiently develop products. The Company applied this knowledge and invested heavily in new products in its North American businesses, including Clorox Bleach Pen gel and Clorox ToiletWand disposable toilet-cleaning system. Although the start-up costs impacted pretax earnings in these businesses for fiscal year 2004, the investment drove strong top-line growth.

Innovative measures commenced in the prior fiscal year paid off in fiscal year 2004. In fiscal year 2003, the Company recognized a significant opportunity to drive growth and innovation by combining the power of the Glad brand and organization with Procter & Gamble's strong research and development capabilities. An outcome resulting from this strategic combination was the launch of Glad Press'n Seal sealable plastic wrap which had a favorable impact on sales in fiscal year 2004.

The Company also believes that investing in its established brands supports its growth strategy and continues to invest through spending on research and development, advertising, and trade promotions.

**Cut Costs Everywhere.** Second, the Company said that it would fund growth initiatives through its priority to cut costs everywhere. As a result, in fiscal year 2004, the Company delivered $108 against its cost savings target of $100, of which more than 80% of the savings were realized in gross margin through a combination of trade spending efficiencies, reductions in unsaleables, and cost savings generated in the procurement and logistics areas. This was important as some of these savings were re-invested in advertising and research and development for established brands and new products, and partially offset higher commodity and manufacturing costs. This focus is now embedded in the Company's culture and plans to continue to drive cost savings and margin enhancements as a part of its long-term strategy.

**Get More Customer Focused.** Third, the Company said it was going to accelerate its efforts to get more customer focused by being a premier supplier of leading brands in its categories, while providing value-added services to the Company's retail customers. The Company is working with customers such as Wal-Mart, Kroger and Home Depot, and was just recently invited by its retail partner, Target, to join their council of strategic partners. In fiscal year 2004, the Company continued to develop cross-functional capabilities to grow its customers' categories with its brands.

(In millions, except share and per share amounts)

**Out-Executing the Competition.** Finally, the Company remained determined to out-execute the competition. The Company has completed its implementation of its new enterprise resource planning and customer relationship management data processing systems, which has resulted in significant one time working capital reductions and ongoing cost savings.

The Company believes the success of its strategies is reflected in the steady improvement of its sales and earnings over the past three fiscal years as well as its solid cash flows from operations for the same periods. For a more detailed analysis of the Company's fiscal year results, please refer to the "Results of Worldwide Operations" and "Financial Position and Liquidity" sections that follow.

## RESULTS OF WORLDWIDE OPERATIONS

Management's discussion and analysis of the results of operations, unless otherwise noted, compares fiscal year 2004 to fiscal year 2003 and fiscal year 2003 to fiscal year 2002. As described in Note 1 in the Notes to Consolidated Financial Statements, certain reclassifications have been made to all periods presented to conform to the current year presentation.

### Consolidated Results

During fiscal year 2004, the Company continued to focus on four key priorities: driving growth, cutting costs everywhere, getting more customer focused, and out-executing the competition. This resulted in this fiscal year's volume, net sales and net earnings growth despite the slow economic recovery in the United States and intense competitive environment.

***Diluted net earnings per common share*** increased to $2.56 in fiscal year 2004, from $2.23 in fiscal year 2003 and net earnings grew to $549 from $493 in the prior year. This improvement reflects increases in net earnings as well as a decrease in common shares outstanding during fiscal year 2004 due to repurchases of 5 million shares. Net earnings growth was principally due to volume and sales growth from new products and increased shipments of established brands. This growth was partially offset by commodity and other manufacturing costs increases.

Diluted net earnings per common share increased to $2.23 in fiscal year 2003 from $1.37 in fiscal year 2002, and net earnings grew to $493 from $322 in the prior year. The improvement in diluted net earnings per common share reflects a $241 improvement in pre-tax earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2003 due to repurchases of 12 million shares. Net earnings growth was principally due to volume and sales growth, reduced manufacturing costs, and a $151 reduction in restructuring and asset impairment charges versus fiscal year 2002. The Company had higher consolidated net sales and volumes driven by the introduction of new products and a focus on advertising investment.

***Net sales*** in fiscal year 2004 increased by 4% to $4,324 compared to fiscal year 2003, driven by overall volume growth of 4%, resulting from new product introductions and increased shipments of established products. During the year the Company introduced several new products including Glad Press 'n Seal sealable plastic wrap, Clorox Bleach Pen gel and Clorox ToiletWand disposable toilet-cleaning system, as well as three new flavors of Hidden Valley Ranch salad dressings and two new K C Masterpiece barbeque items.

Net sales in fiscal year 2003 increased by 3% to $4,144 as compared to fiscal year 2002, which was driven by an overall 2% increase in volume. The improvements in net sales and volumes were driven by a 17% increase in advertising expense and the introduction of several new products in fiscal year 2003, including Clorox bathroom cleaners with Teflon, Don't Mop with Dirty Water Again! Pine-Sol cleaner, Formula 409 wipes, Brita pour-through pitchers with electronic filter change indicators, Hidden Valley BBQ Ranch dressing, K C Masterpiece Dip & Top sauces, Armor All car wash wipes and Scoop Away Plus Crystals cat litter.

***Cost of products sold*** increased 7% in fiscal year 2004 compared to fiscal year 2003 and increased as a percentage of net sales to 55% in fiscal year 2004, from 54% in fiscal year 2003. This increase was driven by higher raw material

**(In millions, except share and per share amounts)**

costs, transportation and warehousing costs, the third party production of some Match Light charcoal and start-up costs for new products, partially offset by cost savings.

Cost of products sold decreased by 2% in fiscal year 2003 as compared to fiscal year 2002 and decreased as a percentage of net sales to 54% in fiscal year 2003 from 57% in fiscal year 2002. This improvement was driven by the Company's ongoing cost savings initiatives which led to supply chain savings, particularly in the procurement, manufacturing and logistics areas. Specific supply chain initiatives included the renegotiation of raw material contracts, the use of new contract manufacturers and the consolidation of manufacturing facilities. These cost savings were partially offset by increases in resin, soybean oil and other raw material costs.

***Selling and administrative*** expenses increased by 4% to $552 in fiscal year 2004 from $532 in fiscal year 2003 and was 13% of sales in each period. This increase resulted primarily from higher amortization of $12 related to the Company's information systems implementation and a contribution to the Clorox Company Foundation.

Selling and administrative expenses increased by 1% to $532 in fiscal year 2003 from $526 in fiscal year 2002 primarily due to $12 of additional fiscal year 2003 pension expense, $9 of additional depreciation and amortization expense for new systems projects, and $14 for performance unit programs vesting on June 30, 2003. Offsetting these increases was a decrease of $23 in the Household Products — Latin America/Other segment, resulting from the company-wide cost-saving initiative that included reductions in credit losses and severance expenses, and the affects of local currency devaluations.

***Advertising costs*** as a percentage of net sales decreased to 10% in fiscal year 2004 compared to 11% in fiscal year 2003, or an absolute decrease of 6%, to $429 in fiscal year 2004 versus $456 in fiscal year 2003. This decrease reflects a shift in spending from advertising to trade promotion during the fiscal year.

Advertising costs as a percentage of net sales increased to 11% in fiscal year 2003 from 10% in the prior year, an increase of 17%. The increase reflects higher advertising levels to support the Company's base business as well as new products.

***Restructuring and asset impairment costs*** of $11, $33 and $184 were recognized in fiscal years 2004, 2003 and 2002, respectively. Charges of $11 in fiscal year 2004 include $10 for asset impairment and $1 for severance costs related to a supply chain restructuring initiative for the Glad business. (For a detailed discussion of this initiative, see "Glad Supply Chain Restructuring" in the "Financial Position and Liquidity" section on pages A-11 and A-12).

Charges of $33 in fiscal year 2003 relate primarily to a $30 goodwill impairment charge recorded in the second quarter related to the Company's business in Argentina. This charge was driven by continued unsettled economic conditions in the local market and significant changes in competitor actions that resulted in a change to the Company's marketing strategy.

The $184 charge recorded in fiscal year 2002 included $139 for the impairment of goodwill and trademarks associated with the Argentina ($100) and Colombia ($39) businesses due to significant currency devaluations and weakening market and economic conditions. The remaining fiscal year 2002 charges included a $22 write-off of equipment and the closure of certain plants, and severance charges of $23 related to both the domestic and international businesses.

***Interest expense*** increased $2 in fiscal year 2004 to $30. Interest expense decreased from $38 in fiscal year 2002 to $28 in fiscal year 2003 primarily due to lower interest rates on the Company's borrowings as average borrowings remained flat.

***Other income, net*** in fiscal year 2004 of $9 includes $17 of equity earnings, $9 related to favorable legal settlements, and $4 of interest income. These gains were partially offset by expenses of $14 for environmental remediation and monitoring at a former plant site, and $7 related to the amortization of intangible assets.

(In millions, except share and per share amounts)

Other income, net in fiscal year 2003 of $8 includes $9 of equity earnings, an $8 gain on sale of land from an eminent domain action, and a $6 gain from the sale of Black Flag. These gains were offset by expenses of $11 from the amortization of intangibles, and a $4 loss from the sale of Jonny Cat.

Other income, net in fiscal year 2002 of $23 resulted from a $33 net gain on the sales of MaxForce and Himolene businesses, a $21 gain from foreign exchange, primarily due to the revaluation of Argentine net monetary assets denominated in currencies other than the peso, and $16 of income from equity earnings. These gains were offset by $12 in amortization of intangibles, an $8 charge for environmental remediation and monitoring of a former plant site, $4 of losses related to the Company's investment fund, a $4 write-down of certain international joint venture investments, a $4 loss from mark-to-market adjustments on the Company's resin contracts reflecting current market conditions and various other expenses.

***The effective tax rate on continuing operations*** was 35.0%, 35.9% and 36.4% in fiscal years 2004, 2003 and 2002, respectively. The lower rate in fiscal year 2004 as compared to fiscal year 2003 was due primarily due to lower taxes on foreign activities. The lower rate in fiscal year 2003 as compared to fiscal year 2002 was principally due to the inability to provide a tax benefit related to the $100 fiscal year 2002 impairment charge for Argentina.

***Earnings (losses) from discontinued operations*** were $3, ($21), and ($35), net of tax benefits of $7, $5, and $28 in fiscal years 2004, 2003, and 2002 respectively, and related to the Company's decision to sell its Brazilian business in fiscal year 2003. Earnings from discontinued operations of $3 in fiscal year 2004 include $7 in tax benefits recognized on losses incurred, partially offset by $4 in net additional pre-tax losses. The $21 net loss from discontinued operations in fiscal year 2003 was driven by a pre-tax impairment charge of $23 and $3 of operating losses. The $35 loss from discontinued operations in fiscal year 2002 was driven by a $57 pre-tax charge for the impairment of goodwill and trademarks related to the Brazilian business partly offset by tax benefits. Refer to Note 3 in the Notes to Consolidated Financial Statements for further information regarding the Company's discontinued operations.

The Company recognized $5 in tax benefits in earnings from Brazil's discontinued operations in the fourth quarter of fiscal year 2004 arising from additional available tax deductions, of which $3 related to losses incurred in the first three quarters of the fiscal year.

## HOUSEHOLD PRODUCTS — NORTH AMERICA

**Fiscal Year 2004 versus Fiscal Year 2003:** Volume and net sales increased by 4% and 3%, respectively, while pretax earnings decreased 1%. Increases in volume and net sales were driven primarily by new product launches, increased shipments of established products, distribution gains in new channels and pricing actions.

Laundry and Homecare's volume increase of 3% was driven by the successful introduction of the Clorox ToiletWand disposable toilet-cleaning system and Clorox Bleach Pen gel. Additionally, increased shipments of Clorox disinfecting wipes and Tilex products were driven by effective advertising campaigns and merchandising programs. These volume gains were partially offset by volume softness for Clorox ReadyMop self contained mopping system due to distribution losses, and for Pine-Sol cleaners due to fewer merchandising events.

Glad bags, wraps, and containers volume increased 9% due to the launch of Glad Press 'n Seal sealable plastic wrap, and increased trash bag and GladWare containers volume resulting from increased merchandising activity. These volume gains were slightly offset by volume softness in food bags due to category softness.

Total volume for Brita water filtration products increased 6% driven by growth in faucet-mount products and pour-through systems, primarily due to increased merchandising.

The decline in pretax earnings of 1% was primarily due to higher raw materials costs, increased trade promotion spending for new products, higher warehousing costs, and charges of $11 for Glad's supply chain restructuring. Research and development expense also increased over the year ago period primarily due to a full year of the

**(In millions, except share and per share amounts)**

Glad/P&G venture arrangement. Partially offsetting these cost increases were reduced advertising and sales promotion spending.

**Fiscal Year 2003 versus Fiscal Year 2002**: Volume increased 2%, net sales increased 4% and pre-tax earnings grew 14%. The increases in volume and net sales were driven by the introduction of new products, pricing actions and increased advertising spending to support core brands and new products.

Laundry and Home Care's volume increase of 3% was mainly driven by the launches of Clorox ReadyMop self contained mopping system, Orange Energy Pine-Sol, Clorox bathroom cleaner and Teflon toilet bowl cleaner. In addition, there were volume increases for Clorox disinfecting wipes and Clorox Clean-Up as a result of increased advertising. Partially offsetting these gains were distribution losses for S.O.S and Formula 409 carpet cleaner.

The Glad bags and wraps business volume increased by 5% as a result of increases in trash disposal bags, and the GladWare disposable containers due to growth in new distribution channels and increased activity at large retailers. These gains were offset slightly by distribution losses in GladLock food bags and increased competitive activity.

Total volume for Brita water filtration products increased 8% due primarily to distribution increases for pour-through systems and filters, volume gains for faucet-mount products and pitchers offset by a decrease in Brita Fill & Go water filtration bottles.

The increase in pre-tax earnings was due to increased volumes, reduced trade spending, reduced coupon activities and continued cost-savings initiatives in manufacturing operations, which were partially offset by increased advertising spending to support core brands and new products and increased research and development costs associated with the Glad/P&G venture.

## SPECIALTY PRODUCTS

**Fiscal Year 2004 versus Fiscal Year 2003**: Volume, net sales and pre-tax earnings grew by 4%, 4% and 1%, respectively.

Growth in net sales was primarily driven by volume gains. The food products business had an 11% increase in volume, reflecting strength in both Hidden Valley and K C Masterpiece brands. This volume growth was driven by the launch of three new Hidden Valley Ranch salad dressing flavors and two new K C Masterpiece barbeque products, and increased distribution and marketing support. The cat litter business experienced record shipments with a volume increase of 6% driven by growth in Scoop Away and Fresh Step scoopable cat litters. The seasonal products volume growth of 5% was driven primarily by record shipments of Kingsford charcoal due to increased merchandising, distribution growth and increased advertising and marketing support. Higher charcoal volumes were partially offset by the impact of the Black Flag divestiture in fiscal year 2003. The professional products business, which sells an array of the Company's products to institutional channels, had an overall volume increase of 4%. Volume declines of 7% in the auto care business were due primarily to the discontinuance of private label fuel additives, and increased competitive activity.

Pretax earnings grew 1% due to increased volume and cost savings initiatives, partially offset by increased expenses associated with third-party production of some Match Light charcoal products, and higher commodity costs.

**Fiscal Year 2003 versus Fiscal Year 2002**: The Specialty Products segment reported volume, net sales and pre-tax earnings gains of 3%, 5% and 1%, respectively. Net sales growth exceeded volume growth primarily due to a price increase taken by Kingsford charcoal effective October 2002.

The food products' volume increase of 12% led the segment, driven by growth in all channels behind increased marketing support for Hidden Valley Ranch dressings and K C Masterpiece barbecue sauces, including the new Hidden Valley BBQ Ranch line extension and K C Masterpiece Dip & Top products. The seasonal products business' volume grew 2% driven mainly by Kingsford charcoal, which experienced record setting volumes. These higher volumes were offset in part by the divestiture of MaxForce during fiscal year 2002 and Black Flag during fiscal

**(In millions, except share and per share amounts)**

year 2003. Charcoal shipments grew across nearly all customers due to incremental promotion events, a continued focus on retail execution, and category share gains, in particular from the food trade. The cat litter business experienced volume growth of 1%, driven by growth in both Fresh Step and Scoop Away scoopable cat litters behind the product launch of Scoop Away Plus Crystals and increased coupon and trade spending. This growth was offset in part by the divestiture of the Jonny Cat business in fiscal year 2003. Despite unusually wet and cold weather through much of the second half of the fiscal year, volume of the auto care business grew 1% driven by Armor All wipes and overall increased advertising and sales promotion.

Pre-tax earnings increased 1% due to volume growth, cost-savings initiatives and casualty insurance gains on a warehouse that is being replaced, offset by the fiscal year 2002 gain of $36 on the sale of MaxForce, higher commodity prices, increased trade spending primarily in the food products and cat litter businesses, and increased advertising in the food products and auto care businesses to support core brands and new product launches.

## HOUSEHOLD PRODUCTS — LATIN AMERICA/OTHER

**Fiscal Year 2004 versus Fiscal Year 2003:** Year-over-year growth in volume, net sales and pretax earnings from continuing operations was 5%, 12% and 95%, respectively, principally due to the overall economic recovery in South America, the Company's continued focus on its strategic core brands, favorable foreign exchange rates, and impairment charges that occurred in the prior year.

The Company's focus on core brands contributed to volume and sales growth in Latin America. Volume increases in the Asia Pacific business also contributed to sales growth of the segment, and were due primarily to category growth and share gains in Korea, the launch of new products in Australia, and stronger sales in the bags and wraps category.

The 95% increase in fiscal year 2004 pretax earnings from continuing operations was due to a $30 asset impairment charge in fiscal year 2003 for Argentina, volume and net sales growth, pricing initiatives in Latin America, and cost cutting initiatives in the Latin America and the Asia Pacific businesses, partially offset by higher promotional activities across all countries in Latin America and incremental advertising spending in both the Latin America and Asia Pacific businesses to support new product launches and core brands.

**Fiscal Year 2003 versus Fiscal Year 2002:** Weakening economic conditions, currency devaluations and political turmoil in South America negatively impacted the segment's fiscal year 2003 results. Despite these factors, pre-tax earnings from continuing operations increased to $66 while net sales decreased 5% to $493. (See further discussion regarding the "South America Economic and Political Conditions" on page A-11 in the Financial Position and Liquidity section).

Net sales decreased 5% while volumes declined by 4%. The decrease in net sales and volumes was driven by the weakening economic conditions and impact of currency devaluations. Volume declines were concentrated in South America, primarily in Argentina, Venezuela and Colombia due to economic conditions and continuing competitive price activity in bleach. Sales and volumes were also reduced by strategic initiatives targeting elimination of low margin stock-keeping units and customers.

The improvement in pre-tax earnings from continuing operations reflects improved profitability in Latin America, as well as reduced impairment charges associated with continuing operations. The Company recorded a $30 goodwill impairment charge in the second quarter of fiscal year 2003 related to the Argentina business. Gross margins and pre-tax earnings in Latin America have benefited from the restructuring initiated in fiscal year 2002, strategic initiatives to reduce low-margin products and customers, as well as, continuing cost reduction efforts during fiscal year 2003.

Due to deteriorating economic and market conditions and the Company's lack of scale in Brazil, the Company announced its intent to sell the Brazilian business and recorded pre-tax asset impairment charges of $23 in fiscal

(In millions, except share and per share amounts)

year 2003. (See further discussion regarding the Brazil discontinued operations in Note 3 in the Notes to Consolidated Financial Statements.)

### *Corporate, Interest and Other*

Fiscal Year 2004 versus Fiscal Year 2003: "Corporate, Interest and Other" pre-tax loss increased by $22, or 6%, from fiscal year 2003, due to higher amortization related to the Company's information systems project of $12 and additional environmental expenses. Fiscal Year 2003 versus Fiscal Year 2002: "Corporate, Interest and Other" pre-tax loss decreased by $33, or 8%, from fiscal year 2002, due to lower interest expense of $18, lower expenses associated with the Company's new enterprise resource planning and customer relationship management data processing system projects, and lower restructuring and environmental expenses.

## FINANCIAL POSITION AND LIQUIDITY

### *Cash Flows from Operations*

The Company's financial position and liquidity remain strong as a result of increasing operating cash flows for the fiscal year ended June 30, 2004. Growth in net earnings has been the principal source of increasing cash flows for this period.

Net cash provided by operations increased 12% to $899 in fiscal year 2004 from $803 in fiscal year 2003 due to strong net earnings and decreases in working capital. Decreases in working capital were driven by increases in tax accruals and were partially offset by increases in inventories due to new product launches, including Clorox ToiletWand disposable toilet-cleaning system, Glad ForceFlex trash bags, and a build in charcoal inventories to normal seasonal levels. The Company contributed $41 to its pension plans which decreased cash provided by operations.

Net cash provided by operations was $803 in fiscal year 2003 due to record net earnings from continuing operations and timing of tax payments, partially offset by a $55 of pension contributions. Working capital changes from fiscal year 2002 were partly attributable to payments for new system implementation costs and the pension contribution in fiscal year 2003, partially offset by continued improvements in working capital, including receivables and other current assets, and timing of tax payments. The decline in receivables was due to improved collections. Other current assets have declined due to the decrease in deferred income tax assets.

### *Acquisitions and Divestitures*

During fiscal years 2004, 2003 and 2002, the Company made a number of acquisitions and divestitures to support its corporate strategy to drive profitable growth. During fiscal year 2004, the Company invested $13 in acquisitions. In fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products-Latin America/Other segment, due to the poor economic and market conditions and the Company's lack of scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. During fiscal year 2003, the Company sold its Jonny Cat litter business and Black Flag insecticides business in order to focus on its core brands. The combined sales proceeds and net pre-tax gain on the sale of these two businesses were $14 and $2, respectively. During fiscal year 2002, the Company sold its MaxForce professional insecticides business and its Himolene industrial trash can liner business. The combined sales proceeds and net pre-tax gain on these divestitures were $65 and $33, respectively.

### *Venture Agreement*

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company (P&G) to form a venture related to the Company's Glad plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and certain

(In millions, except share and per share amounts)

proprietary technologies to the Company in exchange for an interest in the profits, losses, and cash flows, as contractually defined, of the Glad business. P&G is also providing and being reimbursed for research and development support to the Glad business for the first ten years of the venture, subject to renewal options. During the period ending December 31, 2003, all profits and losses, and cash flow, as contractually defined, of the Glad business were allocated to the Company and during calendar year 2004, the allocation will be 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at predetermined prices. This option has not been exercised.

### *Capital Expenditures*

Capital expenditures were $172 in fiscal year 2004, $205 in fiscal year 2003 and $176 in fiscal year 2002, and included $45, $91 and $67, respectively, for the Company's new enterprise resource planning and customer relationship management data processing systems. The Company completed the implementation of these new systems as of June 30, 2004, having spent a total of $289, of which $244 was capitalized as property, plant and equipment, and $45 was recorded as selling and administrative expense. The capitalized hardware and software, which have estimated useful lives ranging from three to seven years, resulted in depreciation and amortization expense of $35, $19 and $10 in fiscal years 2004, 2003, and 2002, respectively. The estimated depreciation and amortization expense for fiscal years 2005 through 2009 and thereafter resulting from these systems is $36, $32, $29, $28, $28, and $27, respectively.

### *Contractual Obligations*

The Company has contractual obligations payable or maturing (excluding short term notes and loans payable) in the following fiscal years:

| At June 30, 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Long-term debt maturities | $ 2 | $ 2 | $152 | $ — | $ — | $300 | $456 |
| Operating leases | 44 | 27 | 27 | 19 | 13 | 62 | 192 |
| Capital requirements for low income housing partnerships | 9 | 3 | 2 | 2 | 1 | 1 | 18 |
| Purchase obligations | 170 | 51 | 27 | 26 | 13 | 10 | 297 |
| Total contractual obligations | $225 | $83 | $208 | $ 47 | $ 27 | $373 | $963 |

The Company owns, directly or indirectly, investments in a number of low-income housing limited partnerships and has outstanding capital requirements for these partnerships as of June 30, 2004, which are presented in the above table. More information regarding the Company's investment in these partnerships is included in Note 7 of the Notes to Consolidated Financial Statements.

Purchase obligations are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company's purchase obligations include firm commitments for raw material purchases and contract manufacturing services, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts.

The Company also has a $125 net terminal obligation liability related to its venture with P&G. This liability, which is recorded as a component of other liabilities in the Company's consolidated balance sheets, reflects the estimated fair value of the Company's contractual requirement to repurchase P&G's interest in the venture at the termination of the agreement. Refer to Note 8 of the Notes to Consolidated Financial Statements for further discussion on the venture with P&G.

**(In millions, except share and per share amounts)**

### *Off-Balance Sheet Arrangements*

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has several indemnification agreements in effect through fiscal year 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements is $11. In addition, the Company is party to a $22 letter of credit issued to one of its insurance carriers. Based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments related to its indemnifications and aforementioned letter of credit will result, and therefore has not recorded any associated liabilities.

### *Credit and Borrowing Information*

The Company continues to maintain strong credit ratings. The Company's overall level of indebtedness was approximately $766 and $1,069 at June 30, 2004 and 2003, respectively.

In fiscal years 2004, 2003 and 2002, cash flow from continuing operations exceeded cash requirements to fund capital expenditures, dividends and scheduled debt service. A portion of the operating cash flows was used to repurchase shares of the Company's outstanding common stock. The Company believes that cash flow from operations, supplemented by financing expected to be available from external sources, will provide sufficient liquidity during the next twelve months.

At June 30, 2004, the Company has two domestic credit agreements with available credit lines totaling $950, including a $600 facility expiring June 2005, and a $350 facility expiring March 2007. At June 30, 2004, there were no borrowings under these agreements, which are available for general corporate purposes and to support additional commercial paper issuance. In addition, the Company had $12 of foreign working capital credit lines and overdraft facilities at June 30, 2004, of which $6 is available for borrowing. Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $100, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company is in compliance with all restrictive covenants and limitations as of June 30, 2004. The Company does not anticipate any problems in securing future credit agreements.

Based on the Company's working capital requirements, the current borrowing availability under its credit agreements, and its ability to generate positive cash flows from operations in the future, the Company believes that it will have the funds necessary to meet all of its above described financing requirements and all other fixed obligations. Should the Company undertake transactions requiring funds in excess of its current cash reserves and available credit lines, it might seek additional debt or equity financing. Depending upon future conditions in the financial markets, the availability of acceptable terms, and other factors, the Company may consider the issuance of debt or other securities to finance acquisitions, to refinance debt or to fund other activities for general business purposes.

### *Pension Obligations*

The Company reported net pension assets of $77 at June 30, 2004 compared to a pension obligation liability of $64 at June 30, 2003. The recognition of pension assets was primarily due to the Company's funding of the plan, and favorable market performance which resulted in the reclassification of deferred pension costs from other comprehensive income. The total market value of retirement plan assets increased by $62 during fiscal year 2004, which was driven by a $37 domestic contribution made in the first fiscal quarter coupled with positive market performance. Refer to Note 18 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

### *Share Repurchases and Dividends*

The Company has two share repurchase programs, consisting of an open-market program and a program to offset the impact of share dilution related to the exercise of stock options ("evergreen program"). Under the open-market

**(In millions, except share and per share amounts)**

program, the Company's Board of Directors authorized an additional $700 in share repurchases during fiscal year 2004, bringing the total authorization for that program from $1.0 billion to $1.7 billion.

Treasury share repurchases were $220 (5 million shares) in fiscal year 2004, $486 (12 million shares) in fiscal year 2003 and $412 (10 million shares) in fiscal year 2002. Of the 5 million shares repurchased in fiscal year 2004, 1.5 million shares were acquired from Henkel KGaA ("Henkel") at a total cost of $65 as discussed in Note 13 of the Notes to Consolidated Financial Statements.

Treasury share repurchases in fiscal year 2004 were made under both the Company's open-market and evergreen programs. Treasury shares repurchased during fiscal year 2004 under the Company's open-market program were $159 (4 million shares). The total number of shares repurchased as of June 30, 2004 under the open-market program is 22 million at a cost of $932, leaving $768 of authorized repurchases remaining under that program. The remainder of shares repurchased in fiscal year 2004 were allocated to the evergreen program.

On July 16, 2003, the Company announced an increase in the quarterly dividend rate from $0.22 per share to $0.27 per share. Dividends paid in fiscal years 2004, 2003 and 2002 were $229, or $1.08 per share; $193, or $0.88 per share; and $196, or $0.84 per share, respectively.

In December 2003, Henkel announced that it may sell some or all of its 29% stake in the Company to finance its acquisition of The Dial Corporation. Pending further developments, the Company temporarily suspended its share repurchases in December 2003. The Company is discussing with Henkel its plans with respect to its interest in the Company's shares. The outcome of these discussions is not known at this time. If the Company reacquires a portion or all of the Company's shares held by Henkel, the financial position and cash flows of the Company could be materially impacted.

### *South America Economic and Political Conditions*

During fiscal year 2004, the Company's businesses have participated in the overall economic recovery in South America as evidenced by the fiscal year-over-year increase in financial performance in the Household Product — Latin America/Other segment. The Company continues to take steps to focus on its strategic core brands and eliminate both low-margin and non-core brands.

During fiscal year 2003, the Venezuelan government fixed the buying and selling exchange rates for the Venezuelan Bolivar (VEB) to the U.S. Dollar. Since February 2004, the Company has been translating its Venezuelan reported results and remeasuring monetary assets and liabilities using the official exchange rate of 1,920 VEB per U.S. Dollar. Changes to this rate could impact the Company's operating results. At June 30, 2004 an increase of 100 VEB per U.S. Dollar would result in decreases to stockholders' equity and pretax earnings of $0.6 and $0.3, respectively.

During fiscal year 2002, Argentina's government decreed that certain trade-related, non-peso denominated currencies be converted to the Argentine peso. The Company's Argentine subsidiary has U.S. Dollar cash balances of approximately $7 that may be subject to repatriation at retroactive conversion rates. The Company has filed a claim in the Argentine courts to obtain relief from the decree and has recorded an allowance for potential losses.

### *Glad Supply Chain Restructuring*

During the fourth quarter of fiscal year 2004, the Board of Directors approved a supply chain restructuring initiative within the Glad business, a division of the Household Products-North America segment. This project includes the restructuring of certain North American Glad manufacturing operations and shifting production among plants and third-party producers to optimize available capacity and operating costs. The Company recorded $11 of charges in the fourth quarter of fiscal year 2004 associated with this initiative. These charges consisted of $1 of employee severance costs and a fixed asset impairment charge of $10. The $10 fixed asset impairment charge relates to certain manufacturing equipment that is being taken out of service. The Company anticipates that it will begin realizing net savings in cost of products sold during the second half of fiscal year 2005, and expects ongoing pre-tax cost

**(In millions, except share and per share amounts)**

savings associated with this restructuring of approximately $3–$5 annually. The Company expects to substantially complete these restructuring efforts during the first half of fiscal year 2005.

During the first quarter of fiscal year 2005, the Board of Directors approved a second restructuring of the Glad supply chain. This second restructuring involves closing a manufacturing facility during fiscal year 2005 and distributing the remaining production between Glad's North American plants and third-party suppliers. The Company anticipates charges of approximately $40 during fiscal year 2005 in conjunction with this restructuring, including charges for employee severance of approximately $5, to be incurred throughout fiscal year 2005, asset impairment charges of $27, expected in the first quarter of fiscal year 2005, and incremental operating costs of $8 associated primarily with equipment and inventory transfer charges. The Company anticipates that it will begin realizing net savings in cost of products sold during the second half of fiscal year 2006, and expects ongoing pre-tax cost savings associated with this phase of approximately $15–$19 annually. The Company expects to substantially complete these restructuring efforts by the end of fiscal year 2005.

***Contingencies***

In conjunction with its audit of the Company's tax returns, the Internal Revenue Service ("IRS") is auditing the tax returns of the investment fund (See Note 7 of the Notes to Consolidated Financial Statements), a partnership in which the Company is a limited partner. Based on its audit of the investment fund, the IRS has proposed certain adjustments to reattribute taxable income generated by the partnership to the Company. The amount of tax potentially resulting from these proposed adjustments, excluding interest and possible penalties, is approximately $200. The Company strongly disagrees with the proposed adjustments and filed a petition in the Federal Tax Court on June 10, 2004 contesting those adjustments. The Company believes it has appropriately accrued for an unfavorable outcome of the dispute and does not currently anticipate that its resolution will have a material effect on the Company's effective tax rate or earnings. Settlement of this issue could require a material cash payment in the period of resolution. Assuming the dispute resolution process follows a normal course, final resolution of the matter and the impact, if any, on the earnings and cash flows of the Company will probably occur within 18 months.

The Company is also involved in certain environmental matters, including Superfund and other response actions at various locations. The potential cost to the Company related to ongoing environmental matters is uncertain due to the unknown magnitude of possible pollution and clean-up costs, the complexity and evolving nature of laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative clean-up technologies. In addition, the Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the Company believes it is properly accrued for such matters, no assurance can be given with respect to their ultimate outcome.

## MARKET-SENSITIVE DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company is exposed to the impact of foreign currency fluctuations, commodity prices and other market risks. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby minimizing the risk of credit loss. In the normal course of business, the Company manages its exposure to changes in foreign currencies and commodity prices using a variety of derivative instruments.

The Company's objective in managing its exposure to changes in foreign currencies and commodity prices is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchase, options and futures contracts. In fiscal year 2004, the Company terminated its remaining interest rate swap agreements as they were deemed no longer necessary for interest rate risk management purposes.

Refer to Note 11 of the Notes to Consolidated Financial Statements for a further discussion regarding the Company's financial instruments.

### SENSITIVITY ANALYSIS

For fiscal year 2004, the Company's exposure to market risk has been estimated using sensitivity analysis, which is defined as the change in the fair value of a derivative financial instrument assuming hypothetical changes in

(In millions, except share and per share amounts)

foreign exchange rates, market rates or prices. The results of the sensitivity analysis for foreign currency derivative contracts and commodity derivative contracts are summarized below. Actual changes in foreign exchange rates or market prices may differ from the hypothetical changes.

***Sensitivity Analysis — Foreign Currency Derivative Contracts***

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward and option contracts. The Company's foreign currency transactional exposures exist primarily with the Canadian Dollar and certain other currencies. Based on a hypothetical decrease of 10% in the value of the U.S. Dollar against the currencies that the Company has derivative instruments for at June 30, 2004, the Company would incur foreign currency losses of $3.

***Sensitivity Analysis — Commodity Derivative Contracts***

Commodity futures and swap contracts are used to manage cost exposures on certain raw material purchases with the objective of ensuring relatively stable costs for these commodities. The commodity price sensitivity analysis includes commodity futures, swaps, and option contracts affected by commodity price risk. Based on a hypothetical decrease of 10% in commodity prices, the estimated fair value of the Company's commodity derivative contracts would decrease by $5, resulting in decreases to accumulated other comprehensive income and net earnings of $1 and $4, respectively.

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other income.

## NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The Company has evaluated whether the requirements of FIN No. 46-R are applicable to its various interests and concluded that only the Company's interest in the investment fund, which was formerly accounted for by the equity method, is required to be consolidated (See Note 7 in the Notes to Consolidated Financial Statements). The consolidation was initially recorded as of March 31, 2004. As of June 30, 2004, the investment fund's net assets consist primarily of $1 of cash. Consolidation of the investment fund had no material effect on the Company's statement of earnings.

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The quarterly disclosures were first included in the Company's March 31, 2004 Form 10-Q, and the annual disclosures are included herein in Note 18 of the Notes to Consolidated Financial Statements.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined that the impact of the Act on its accumulated benefit obligation for its retirement healthcare plans is immaterial as those plans currently exist. However, the Company is considering the costs and benefits of amending its plans in order to achieve a benefit from the Act's provisions. If the Company

decides to amend its plans, any change in the accumulated benefit obligation resulting from the Act's provisions will be accounted for in accordance with FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

In March 2004, the FASB issued a Proposed SFAS entitled "Share-Based Payment" ("The Proposed Statement"). The Proposed Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of the company, such as stock options, or (b) liabilities such as those related to performance units that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The Proposed Statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and generally would require that such transactions be accounted for using a fair-value-based method. If adopted in its current form, the proposed Statement would be effective for the Company beginning in fiscal year 2006 and would require the recognition of more compensation cost in future periods based on methods that would differ from those prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation." The Company currently accounts for stock options using the intrinsic value method prescribed in APB Opinion No. 25, whereby stock options are granted at market price and no compensation cost is recognized, and discloses the pro-forma effect to net earnings assuming compensation cost had been recognized in accordance with SFAS No. 123. For more information about the Company's current stock compensation accounting policies and disclosures, please refer to Notes 1 and 14 of the Notes to Consolidated Financial Statements.

## CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management's estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for coupon and promotion programs, foreign currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as being the ones that are most important to the portrayal of the Company's financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company's most critical accounting policies are: revenue recognition; valuation of inventory; impairment review of intangible assets and property, plant and equipment; capitalization of software costs; accruals for incentive compensation; valuation of pension benefits; and income taxes. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

### *Revenue Recognition*

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts. In certain instances, the Company recognizes revenue when goods are received by the customer when it has entered into agreements that provide for title transfer upon customer receipt.

The Company routinely commits to one-time or on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company's products, graphics, and other trade promotion activities conducted

(In millions, except share and per share amounts)

by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company has accrued liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade promotion and coupon costs are recorded as a reduction of sales.

Costs recognized as revenue reductions for established brands' on-going trade promotion and coupon programs are estimated based upon the Company's and industry historical experience and current trends. Estimating the costs of such programs for new products can be difficult and subject to judgment, because the Company must rely on its assumptions as to the success of the new product and make estimates when it does not have experience with the new products nor readily available historical information.

The Company's trade promotion programs allocate promotional activity funds for each customer. Promotional payments and off-invoice allowances are given to customers based upon program participation throughout the year and are deducted from amounts available. The Company tracks trade spending and accrues for the estimated incurred but unpaid portion of trade promotion events. The determination of trade spending liabilities requires the Company to use judgment for estimates which include, current and past trade promotional spending patterns, status of trade promotional activities, and interpretation of historical spending trends by customer and category. If the Company's June 30, 2004 estimates were to differ by 10%, the impact on trade spending costs would be approximately $8.

### *Valuation of Inventory*

When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market (net realizable value), including any costs to sell or dispose. The Company identifies any slow moving, obsolete or excess inventory to determine whether a valuation allowance is indicated. The determination of whether inventory items are slow moving, obsolete or in excess of needs requires estimates and assumptions about the future demand for the Company's products, technological changes, stock keeping unit rationalization and new product introductions. The estimates of future demand used in the valuation of inventory are dependent on the ongoing success of its products. To minimize these risks, the Company evaluates its inventory levels and expected usage on a periodic basis and records adjustments as required. Expenses for inventory obsolescence were $14, $8 and $15 in fiscal years 2004, 2003 and 2002, respectively.

### *Impairment Review of Intangible Assets and Property, Plant and Equipment*

The carrying values of goodwill, trademarks and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The Company performed its annual review of intangible assets in the third quarter of fiscal year 2004 and determined that there were no instances of impairment. In-depth business reviews of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair values for these reporting units are only slightly in excess of carrying amounts. The Company is closely monitoring events, circumstances, and changes in the businesses that might imply a reduction in fair value leading to additional

**(In millions, except share and per share amounts)**

impairment losses. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that certain intangible assets may have become impaired.

Property, plant and equipment are reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. The Company conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset exceeds its future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the asset's carrying value and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.

The estimates and assumptions used are consistent with the business plans and estimates that the Company uses to manage its business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement. Future outcomes may also differ. If the Company's products fail to achieve estimated volume and pricing targets, market conditions unfavorably change or other significant estimates are not realized, then the Company's revenue and cost forecasts may not be achieved, and the Company may be required to recognize additional impairment charges.

### *Capitalization of Software Costs*

The Company capitalizes qualifying costs incurred in the acquisition and development of software for internal use, including the costs of software, materials, consultants, interest, and payroll and payroll-related costs for employees involved in development. The Company follows accounting guidance specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In applying those guidelines, the Company uses its judgment in determining whether costs incurred should be capitalized or expensed based on the nature of the activities performed and whether the costs are directly associated with the development of software. The determination of whether the costs incurred should be capitalized may have a significant impact on the Company's financial statements. The Company believes the basis for its determination of costs to be capitalized versus expensed is reasonable. As discussed herein under the heading "Capital Expenditures", a significant portion of the costs for the Company's new information system have been capitalized as property, plant and equipment and placed into service by June 30, 2004.

### *Accruals for Incentive Compensation*

The Company has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of The Clorox Company 401(k) plan. Company contributions to the 401(k) plan and payments to managerial staff for the annual bonus program are subject to the Company achieving certain fiscal year performance targets. Payments to officers under the two existing performance unit programs are subject to the Company's stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

The Company's two performance unit programs vest in September of 2005 and 2006, respectively. These programs provide for the issuance of Company stock to officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. The Company has not yet recorded a liability related to these unvested programs because the vesting dates extend too far into the future to predict whether the hurdle rates will be achieved. Based on the June 30, 2004 market price of the Company's stock, the potential total expense for the remaining unvested performance unit programs would be $14.

(In millions, except share and per share amounts)

The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are matched with Company contributions. The Company's contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on achieving financial targets including sales, operating margin, and return on invested capital ("ROIC"). ROIC is defined as net-operating earnings after taxes divided by average invested capital. Drivers of ROIC include sales growth, operating margin and asset utilization. The Company accrues for these costs quarterly based on estimated annual results. At June 30, 2004, the Company was adequately accrued for such costs and anticipates making a profit sharing contribution to the 401(k) plan in the first quarter of fiscal year 2005.

***Valuation of Pension Benefits***

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because assumptions and estimates are used. At June 30, 2004, the Company is using a discount rate assumption of 6.25% and a long-term rate of return on plan assets assumption of 8.25% in its calculation of pension expense related to domestic plans. The use of a different discount rate or long-term rate of return on plan assets can significantly impact pension expense. For example, as of June 30, 2004, a decrease of 1% in the discount rate would increase pension expense by approximately $4, and a 1% decrease in the long-term rate of return on plan assets would increase pension expense by $3. The Company also has defined benefit pension plans for eligible Canadian and Australian employees and different assumptions may be used in the determination of pension expense.

***Income Taxes***

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset.

During fiscal years 2003 and 2002, the Company determined that valuation allowances were warranted with respect to deferred tax assets arising from its Argentina and Colombian impairment charges. The valuation allowances established in those years related to the tax basis in un-amortizable goodwill and other intangible assets, the recovery of which has continued to be uncertain. During fiscal year 2004, nearly all of the Argentina deferred tax assets were reversed, together with their corresponding valuation allowances as a result of a private ruling from Argentine tax authorities indicating the Company has no tax basis in a significant portion of the intangibles previously impaired. Other significant valuation allowances maintained by the Company relate to its ability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's effective tax rate includes the impact of tax contingency accruals as considered appropriate by management.

(In millions, except share and per share amounts)

A number of years may elapse before a particular matter, for which the Company has accrued, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service ("IRS") has substantially completed its audits of fiscal years 1997 through 2000 and is now auditing fiscal years 2001 and 2002. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction to the Company's effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution. The Company's tax contingency accruals are presented in the balance sheet within accrued liabilities.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with APB Opinion No. 23, "Accounting for Income Taxes, Special Areas." The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances.

## CAUTIONARY STATEMENT

Except for historical information, matters discussed above and in the financial statements and footnotes, including statements about future plans, objectives, expectations, growth or profitability, are forward-looking statements based on management's estimates, assumptions and projections. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations on such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in this Appendix A to the Company's 2004 Proxy Statement. Important factors that could affect performance and cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004, which is expected to be filed with the SEC on or about August 27, 2004, and in subsequent SEC filings. Those factors include, but are not limited to, marketplace conditions and events, the Company's actual cost performance, risks inherent in litigation and international operations, the effect on cash flow of tax payments and share repurchases, the success of new products, the integration of acquisitions and mergers, divestiture of non-strategic businesses and environmental, regulatory and intellectual property matters. These forward-looking statements speak only as of the date this document is filed with the SEC and the Company assumes no duty to update such statements to reflect information obtained or changes occurring after the date it is filed.

## CONSOLIDATED STATEMENTS OF EARNINGS

*The Clorox Company*

| Years ended June 30 | 2004 | 2003 | 2002 |
|---|---|---|---|
| In millions, except share and per-share amounts | | | |
| Net sales | $ 4,324 | $ 4,144 | $ 4,022 |
| Cost of products sold | 2,387 | 2,225 | 2,279 |
| Gross profit | 1,937 | 1,919 | 1,743 |
| Selling and administrative expenses | 552 | 532 | 526 |
| Advertising costs | 429 | 456 | 391 |
| Research and development costs | 84 | 76 | 66 |
| Restructuring and asset impairment costs | 11 | 33 | 184 |
| Interest expense | 30 | 28 | 38 |
| Other income, net | (9) | (8) | (23) |
| Earnings from continuing operations before income taxes | 840 | 802 | 561 |
| Income taxes | 294 | 288 | 204 |
| Earnings from continuing operations | 546 | 514 | 357 |
| Earnings (losses) from discontinued operations, net of tax benefits of $7, $5 and $28 for the years ended June 30, 2004, 2003 and 2002, respectively | 3 | (21) | (35) |
| Net earnings | $ 549 | $ 493 | $ 322 |
| Earnings (losses) per common share | | | |
| Basic | | | |
| Continuing operations | $ 2.58 | $ 2.36 | $ 1.54 |
| Discontinued operations | 0.01 | (0.10) | (0.15) |
| Basic net earnings per common share | $ 2.59 | $ 2.26 | $ 1.39 |
| Diluted | | | |
| Continuing operations | $ 2.55 | $ 2.33 | $ 1.52 |
| Discontinued operations | 0.01 | (0.10) | (0.15) |
| Diluted net earnings per common share | $ 2.56 | $ 2.23 | $ 1.37 |
| Weighted average common shares outstanding (in thousands) | | | |
| Basic | 211,683 | 218,174 | 231,849 |
| Diluted | 214,371 | 220,692 | 234,704 |

See Notes to Consolidated Financial Statements.

# CONSOLIDATED BALANCE SHEETS

*The Clorox Company*

| As of June 30 | 2004 | 2003 |
|---|---|---|
| In millions, except share and per-share amounts | | |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 232 | $ 172 |
| Receivables, net | 460 | 463 |
| Inventories | 301 | 264 |
| Other current assets | 45 | 46 |
| Assets held for sale | 5 | 6 |
| Total current assets | 1,043 | 951 |
| Property, plant and equipment, net | 1,052 | 1,072 |
| Goodwill, net | 742 | 730 |
| Trademarks and other intangible assets, net | 633 | 651 |
| Other assets | 364 | 248 |
| Total assets | $ 3,834 | $ 3,652 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Notes and loans payable | $ 289 | $ 361 |
| Current maturities of long-term debt | 2 | 213 |
| Accounts payable | 310 | 312 |
| Accrued liabilities | 643 | 537 |
| Income taxes payable | 24 | 28 |
| Total current liabilities | 1,268 | 1,451 |
| Long-term debt | 475 | 495 |
| Other liabilities | 377 | 376 |
| Deferred income taxes | 174 | 115 |
| Stockholders' equity | | |
| Common stock, $1.00 par value, 750,000,000 shares authorized, 249,826,934 shares issued and 212,988,540 and 213,676,668 shares outstanding at June 30, 2004 and 2003, respectively | 250 | 250 |
| Additional paid-in capital | 301 | 255 |
| Retained earnings | 2,846 | 2,565 |
| Treasury shares, at cost, 36,838,394 and 36,150,266 shares at June 30, 2004 and 2003, respectively | (1,570) | (1,507) |
| Accumulated other comprehensive net losses | (274) | (339) |
| Unearned compensation | (13) | (9) |
| Stockholders' equity | 1,540 | 1,215 |
| Total liabilities and stockholders' equity | $ 3,834 | $ 3,652 |

See Notes to Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
*The Clorox Company*

| In millions, except share and per-share amounts | Common Stock Shares (000) | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Treasury Shares Shares (000) | Treasury Shares Amount | Accumulated Other Comprehensive Net Losses | Unearned Compensation | Total | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance at June 30, 2001** | 249,827 | $250 | $195 | $2,142 | (13,136) | $ (441) | $(202) | $(11) | $1,933 | |
| Comprehensive income | | | | | | | | | | |
| Net earnings | | | | 322 | | | | | 322 | $ 322 |
| Translation adjustments | | | | | | | (215) | | (215) | (215) |
| Tax effect on translation adjustments | | | | | | | 107 | | 107 | 107 |
| Translation related to impairment charges | | | | | | | 75 | | 75 | 75 |
| Change in valuation of derivatives, net of tax | | | | | | | 4 | | 4 | 4 |
| Minimum pension liability adjustments | | | | | | | (65) | | (65) | (65) |
| Total comprehensive income | | | | | | | | | | $ 228 |
| Dividends ($0.84 per share) | | | | (196) | | | | | (196) | |
| Employee stock plans | | | 27 | (3) | 1,839 | 32 | | 1 | 57 | |
| Treasury stock purchased and related premiums | | | | 5 | (10,000) | (417) | | | (412) | |
| Settlement of share repurchase contracts | | | | | (5,520) | (244) | | | (244) | |
| **Balance at June 30, 2002** | 249,827 | 250 | 222 | 2,270 | (26,817) | (1,070) | (296) | (10) | 1,366 | |
| Comprehensive income | | | | | | | | | | |
| Net earnings | | | | 493 | | | | | 493 | $ 493 |
| Translation adjustments | | | | | | | 48 | | 48 | 48 |
| Tax effect on translation adjustments | | | | | | | (94) | | (94) | (94) |
| Translation related to impairment charges | | | | | | | 13 | | 13 | 13 |
| Change in valuation of derivatives, net of tax | | | | | | | (5) | | (5) | (5) |
| Minimum pension liability adjustments, net of tax | | | | | | | (5) | | (5) | (5) |
| Total comprehensive income | | | | | | | | | | $ 450 |
| Dividends ($0.88 per share) | | | | (193) | | | | | (193) | |
| Employee stock plans | | | 33 | (5) | 2,333 | 49 | | 1 | 78 | |
| Treasury stock purchased | | | | | (11,666) | (486) | | | (486) | |
| **Balance at June 30, 2003** | 249,827 | 250 | 255 | 2,565 | (36,150) | (1,507) | (339) | (9) | 1,215 | |
| Comprehensive income | | | | | | | | | | |
| Net earnings | | | | 549 | | | | | 549 | $ 549 |
| Translation adjustments, net of tax of $1 | | | | | | | 3 | | 3 | 3 |
| Change in valuation of derivatives, net of tax | | | | | | | (4) | | (4) | (4) |
| Minimum pension liability adjustments, net of tax | | | | | | | 66 | | 66 | 66 |
| Total comprehensive income | | | | | | | | | | $ 614 |
| Dividends ($1.08 per share) | | | | (229) | | | | | (229) | |
| Employee stock plans | | | 46 | (39) | 4,275 | 157 | | (4) | 160 | |
| Treasury stock purchased | | | | | (4,963) | (220) | | | (220) | |
| **Balance at June 30, 2004** | 249,827 | $250 | $301 | $2,846 | (36,838) | $(1,570) | $(274) | $(13) | $1,540 | |

See Notes to Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
*The Clorox Company*

| Years ended June 30 | 2004 | 2003 | 2002 |
|---|---|---|---|
| **In millions** | | | |
| Operations: | | | |
| Earnings from continuing operations | $ 546 | $ 514 | $ 357 |
| Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations: | | | |
| Depreciation and amortization | 197 | 191 | 189 |
| Deferred income taxes | 26 | 100 | (27) |
| Restructuring and asset impairment | 11 | 30 | 158 |
| Net loss (gain) on sale of businesses and disposition of assets | 5 | (4) | (16) |
| Increase (decrease) in defined benefit liability | 20 | 22 | (10) |
| Other | 8 | 17 | 22 |
| Cash effects of changes in (excluding effects of businesses sold or acquired): | | | |
| Receivables, net | 3 | 17 | — |
| Inventories | (35) | (11) | 3 |
| Other current assets | — | (1) | (3) |
| Accounts payable and accrued liabilities | 75 | (48) | 106 |
| Income taxes payable | 89 | 35 | 99 |
| Pension contributions to qualified plans | (41) | (55) | — |
| Net cash provided by continuing operations | 904 | 807 | 878 |
| Net cash used for discontinued operations | (5) | (4) | (2) |
| Net cash provided by operations | 899 | 803 | 876 |
| Investing Activities: | | | |
| Capital expenditures | (172) | (205) | (176) |
| Businesses acquired | (13) | — | — |
| Proceeds from the sale of businesses | — | 15 | 60 |
| Low income housing contributions | (17) | (15) | (14) |
| Other | (34) | 2 | 20 |
| Net cash used for investing by continuing operations | (236) | (203) | (110) |
| Net cash provided by investing by discontinued operations | — | 10 | 1 |
| Net cash used for investing activities | (236) | (193) | (109) |
| Financing Activities: | | | |
| Notes and loans payable, net | (75) | 30 | 205 |
| Long-term debt borrowings | 8 | 8 | 3 |
| Long-term debt repayments | (215) | (27) | (212) |
| Cash dividends paid | (229) | (193) | (196) |
| Treasury stock purchased from non affiliates | (155) | (486) | (412) |
| Treasury stock purchased from related party, Henkel KGaA (Note 13) | (65) | — | — |
| Settlement of share repurchase contracts | — | — | (257) |
| Proceeds from settlement of interest rate swaps | 24 | — | — |
| Issuance of common stock for employee stock plans, and other | 111 | 41 | 35 |
| Net cash used for financing by continuing operations | (596) | (627) | (834) |
| Net cash (used for) provided by financing by discontinued operations | (9) | 10 | 1 |
| Net cash used for financing activities | (605) | (617) | (833) |
| Effect of exchange rate changes on cash and cash equivalents | 2 | 2 | (8) |
| Net increase (decrease) in cash and cash equivalents | 60 | (5) | (74) |
| Cash and cash equivalents: | | | |
| Beginning of year | 172 | 177 | 251 |
| End of year | $ 232 | $ 172 | $ 177 |
| Supplemental cash flow information: | | | |
| Cash paid for: | | | |
| Interest, net of amounts capitalized | $ 31 | $ 30 | $ 47 |
| Income taxes, net of refunds | 81 | 126 | 119 |
| Non-cash investing activity: | | | |
| Venture Agreement | | | |
| Equipment and technologies obtained | $ — | $ 125 | $ — |
| Terminal obligation recorded | — | 125 | — |

See Notes to Consolidated Financial Statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## The Clorox Company
## Years Ended June 30, 2004, 2003 and 2002
## (Millions of Dollars, Except Share and Per-Share Amounts)

### 1. Summary of Significant Accounting Policies

**NATURE OF OPERATIONS AND BASIS OF PRESENTATION**

The Company is principally engaged in the production and marketing of non-durable consumer products through grocery stores, mass merchandisers and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation. Certain reclassifications were made in the prior periods' consolidated financial statements to conform the current periods' presentation.

**USE OF ESTIMATES**

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for coupon and trade promotion programs, future product volume and pricing estimates, future cost trends, foreign currency exchange rates, interest rates, investment returns, credit worthiness of customers, tax strategies and other external market and economic conditions. Actual results could differ from estimates and assumptions made.

**NEW ACCOUNTING STANDARDS**

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The Company has evaluated whether the requirements of FIN No. 46-R are applicable to its various interests and concluded that only the Company's interest in the investment fund, which was formerly accounted for by the equity method, is required to be consolidated (Note 7). The consolidation was initially recorded as of March 31, 2004. As of June 30, 2004, the investment fund's net assets consist primarily of $1 of cash. Consolidation of the investment fund had no material effect on the Company's statement of earnings.

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The quarterly disclosures were first included in the Company's March 31, 2004 Form 10-Q, and the annual disclosures are included in Note 18.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined that the impact of the Act on its accumulated benefit obligation for its retirement healthcare plans is immaterial as those plans currently exist. However, the Company is considering the costs and benefits of amending its plans in order to achieve a benefit from the Act's provisions. Any change in the accumulated benefit obligation resulting from the Act's provisions will be accounted for in accordance with FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

**CASH AND CASH EQUIVALENTS**

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 1. Summary of Significant Accounting Policies (Continued)

### Inventories

Inventories are stated at the lower of cost or market. The cost for approximately 44% of inventories at both June 30, 2004 and 2003 is determined on the last-in, first-out (LIFO) method. The cost method for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by asset classification:

| Classification | Expected Useful Lives |
|---|---|
| Land improvements | 10 to 30 years |
| Buildings | 10 to 40 years |
| Machinery and equipment | 3 to 15 years |
| Computer equipment | 3 years |
| Capitalized software costs | 3 to 7 years |
| Furniture and fixtures | 5 to 10 years |
| Transportation equipment | 5 to 10 years |

Property, Plant and Equipment to be held and used is reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

### Impairment Review of Intangible Assets

The carrying values of goodwill, trademarks and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

### Capitalization of Software Costs

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company capitalizes significant costs incurred in the acquisition and development of software for internal use, including the costs of the software,

(Millions of Dollars, Except Share and Per-Share Amounts)

## 1. Summary of Significant Accounting Policies (Continued)

materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software amortization was $34, $22, and $24, in fiscal years 2004, 2003 and 2002, respectively.

### Employee Benefits

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees and provides health care benefits for domestic employees who meet age, participation and length of service requirements at retirement. The Company accounts for its defined benefit and retirement health care plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models use an attribution approach that generally spreads "plan events" over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively "smooth" basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are anticipated to approximate the actual returns, and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company follows the accounting guidance as specified in SFAS No. 112, "Employers Accounting for Postemployment Benefits," for the recognition of certain disability benefits. The Company recognizes an actuarial based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other.

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) Plan. Company contributions to the 401(k) and payments to managerial staff for the annual bonus program are subject to the Company's stock achieving certain fiscal year performance targets. Payments to officers under the two existing performance unit programs are subject to the Company's stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

### Environmental Costs

The Company is involved in various environmental remediation and on-going compliance activities. As sites are identified and assessed, the Company determines its potential environmental liability following the accounting guidance as specified in SOP 96-1, "Environmental Remediation Liabilities." Based on engineering studies and management judgment, the Company has estimated and accrued for future remediation and on-going monitoring costs on an undiscounted basis due to the uncertainty and timing of future payments.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 1. Summary of Significant Accounting Policies (Continued)

### Restructuring Liabilities

The Company follows the guidance of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" for recognition of liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.

### Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts. Estimated shipping and handling costs are considered in establishing product prices billed to customers and reflected in net customer sales. In certain instances, the Company recognizes revenue when goods are received by the customer when it has entered into agreements that provide for title transfer upon customer receipt.

The Company routinely commits to one-time or on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company's products, graphics, and other trade promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade promotion and coupon costs are recorded as a reduction of sales.

The Company provides for an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables are presented net of an allowance for doubtful accounts of $8 and $10 at June 30, 2004 and 2003, respectively. The Company's (recovery) provision for doubtful accounts was $(1), $4 and $11 in fiscal years 2004, 2003 and 2002, respectively.

### Cost Of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company's products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, direct and indirect labor and operating costs for the Company's manufacturing facilities including salary, benefit costs and bonuses.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2004, 2003 and 2002 are $15, $18 and $13, respectively, of which $14, $18, and $10 are classified as cost of products sold, and the remainder is classified as selling and administrative expenses, respectively.

## 1.  Summary of Significant Accounting Policies (Continued)

### SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, bonuses, professional fees and services, software and licensing fees, and other operating costs associated with the Company's non-manufacturing, non-research and development staff, facilities and equipment.

### ADVERTISING

The Company expenses advertising costs in the period incurred.

### INCOME TAXES

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company's deferred tax assets for realizability. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's tax contingency accruals are reflected as a component of accrued liabilities.

U.S. income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal and state tax expense is made.

### FOREIGN CURRENCY TRANSLATION

Local currencies are the functional currencies for most of the Company's foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other income and expense. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested are recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses.

### NET EARNINGS PER COMMON SHARE

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period on an unrounded basis. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during each period on an unrounded basis. Diluted net earnings per common share reflects the earnings dilution that would occur from common shares that may be issued through stock options, restricted stock and performance units.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 1. Summary of Significant Accounting Policies (Continued)

### Derivative Instruments

The Company follows the accounting guidance in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" for its derivative instruments. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value.

The Company's use of derivative instruments, principally swap, futures, forward, and option contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company's contracts are economic hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures. Exposure to counterparty credit risk is considered low because these agreements have been entered into with major institutions with strong credit ratings.

Most interest rate swaps and commodity purchase and foreign exchange contracts are designated as fair value or cash flow hedges of long-term debt, raw material purchase obligations or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and, (c) if there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge transaction and the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash flow hedge transactions, changes in fair value of derivatives are reported as a component of other comprehensive income. The Company also has contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other income.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company's contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts. Due to the lack of available price quotations, the Company's resin commodity contracts are valued using a model which employs forward price curves provided by external sources. The determination of the resin forward curve is based on many economic factors, including technology, labor, material and capital costs, capacity, and supply and demand.

### Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, whereby stock options are granted at market price and no compensation cost is recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," prescribe the accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to use the intrinsic value method of accounting for its stock options and has adopted the disclosure requirements of SFAS Nos. 123 and 148. Restricted stock awards are amortized as compensation expense on a straight-line basis over the related vesting periods based on the share's market value on the date of grant. Unearned compensation cost on restricted stock awards is recorded as a reduction to stockholders' equity.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 1. Summary of Significant Accounting Policies (Continued)

If compensation expense for the Company's various stock option plans had been determined based upon estimated fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, the Company's pro-forma net earnings, and basic and diluted earnings per common share would have been as follows for the fiscal years ended June 30:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net earnings: | | | |
| As reported | $ 549 | $ 493 | $ 322 |
| Fair value-based expense, net of tax | (19) | (21) | (26) |
| Pro forma | $ 530 | $ 472 | $ 296 |
| Net earnings per common share: | | | |
| Basic | | | |
| As reported | $2.59 | $2.26 | $1.39 |
| Pro forma | 2.50 | 2.16 | 1.28 |
| Diluted | | | |
| As reported | $2.56 | $2.23 | $1.37 |
| Pro forma | 2.47 | 2.14 | 1.26 |

## 2. Restructuring and Asset Impairment

Restructuring and asset impairment charges are $11, $33 and $184 in fiscal years 2004, 2003 and 2002, respectively.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Restructuring: | | | |
| Severance | $ 1 | $ — | $ 23 |
| Plant closure and other | — | — | 9 |
| Total restructuring | 1 | — | 32 |
| Asset impairment: | | | |
| Goodwill and other intangibles (including deferred translation and deferred charges) | — | 33 | 139 |
| Machinery and equipment | 10 | — | 13 |
| Total asset impairment | 10 | 33 | 152 |
| Total restructuring and asset impairment expense | $ 11 | $ 33 | $184 |
| Accrued restructuring at beginning of year | $ 6 | $ 14 | $ 11 |
| Restructuring expense | 1 | — | 32 |
| Payments | (4) | (8) | (29) |
| Accrued restructuring at end of year | $ 3 | $ 6 | $ 14 |

### Glad Supply Chain Restructuring

**Fiscal Year 2004**: During the fourth quarter of fiscal year 2004, the Board of Directors approved a supply chain restructuring initiative within the Glad business, a division of the Household Products — North America segment. This project includes the restructuring of certain North American Glad manufacturing operations and shifting production among plants and third-party producers to optimize available capacity and operating costs. The Company recorded $11 of charges in the fourth quarter of fiscal year 2004 associated with this initiative. These charges consisted of $1 of employee severance costs and a fixed asset impairment charge of $10 for certain manufacturing equipment that is being taken out of service.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 2. Restructuring and Asset Impairment (Continued)

**Subsequent Event (Unaudited):** During the first quarter of fiscal year 2005, the Board of Directors approved a second restructuring of the Glad supply chain. This second restructuring involves closing a manufacturing facility during fiscal year 2005 and distributing the remaining production between Glad's North American plants and third-party suppliers. The Company anticipates charges of approximately $40 during fiscal year 2005 in conjunction with this restructuring, including charges for employee severance of approximately $5, to be incurred throughout fiscal year 2005, asset impairment charges of $27 expected in the first quarter of fiscal year 2005, and incremental operating costs of $8 associated primarily with equipment and inventory transfer charges.

### Fiscal Year 2003 and 2002 Costs

During fiscal year 2003, the Company recorded $33 of restructuring and asset impairment costs, which was driven primarily by a $30 goodwill impairment charge related to the Company's business in Argentina as described in Note 6.

During fiscal year 2002, the Company recorded $139 of charges related to the impairment of goodwill and trademarks associated with its businesses in Argentina and Colombia as described in Note 6. Other fiscal year 2002 charges included severance related to the elimination of positions in the Company's Latin America and U.S. divisions, the write-off of equipment and the closure of certain plants.

## 3. Discontinued Operations and Divestitures

In fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products — Latin America/Other segment, due to the poor economic and market conditions and the Company's lack of business scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. The following table presents the net sales and earnings (losses) from the Brazil business:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | $— | $ 27 | $ 38 |
| Losses from discontinued operations before income taxes | $ (4) | $ (3) | $ (6) |
| Asset impairment charges | — | (23) | (57) |
| Income tax benefits | 7 | 5 | 28 |
| Earnings (losses) from discontinued operations | $ 3 | $(21) | $(35) |

In fiscal year 2004, the Company recognized $7 of income tax benefits related to its discontinued Brazil operations. The Company recognized $5 of these benefits in the fourth quarter, which includes $3 (or $0.02 per share) of income tax benefits related to losses incurred in the first three quarters of the fiscal year.

Assets held for sale are as follows at June 30:

| | 2004 | 2003 |
|---|---|---|
| Brazil | $2 | $5 |
| Other, including former manufacturing facilities held for sale | 3 | 1 |
| Total | $5 | $6 |

(Millions of Dollars, Except Share and Per-Share Amounts)

## 3. Discontinued Operations and Divestitures (Continued)

The Company also sold its Jonny Cat litter business and Black Flag insecticides business during fiscal year 2003. The combined sales proceeds and net pre-tax gain on the sale of these two businesses were $14 and $2, respectively. During fiscal year 2002, the Company sold its MaxForce professional insecticides business and its Himolene industrial trash can liner business. The combined sales proceeds and net pre-tax gain on these divestitures were $65 and $33, respectively.

## 4. Inventories

Inventories at June 30 are comprised of the following:

| | 2004 | 2003 |
|---|---|---|
| Finished goods | $243 | $179 |
| Work in process | 3 | 9 |
| Raw materials and packaging | 68 | 87 |
| LIFO allowances | (9) | (8) |
| Allowances for obsolescence | (4) | (3) |
| Total | $301 | $264 |

The LIFO method was used to value approximately 44% of inventories at both June 30, 2004, and 2003, respectively. If the cost of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $9 and $8 at June 30, 2004 and 2003, respectively. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2004, 2003 and 2002.

Changes in the allowance for inventory obsolescence are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Beginning of year | $ (3) | $(12) | $(48) |
| Inventory obsolescence charged to cost of products sold | (14) | (8) | (15) |
| Deductions for inventory write-offs | 13 | 17 | 51 |
| End of year | $ (4) | $ (3) | $(12) |

## 5. Property, Plant and Equipment

The components of property, plant and equipment at June 30 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Land and improvements | $ 93 | $ 95 |
| Buildings | 480 | 461 |
| Machinery and equipment | 1,255 | 1,211 |
| Computer hardware | 113 | 101 |
| Capitalized software costs | 219 | 109 |
| Construction in progress | 50 | 129 |
| | 2,210 | 2,106 |
| Less accumulated depreciation and amortization | (1,158) | (1,034) |
| Net | $ 1,052 | $ 1,072 |

Depreciation expense is $169, $149 and $147 in fiscal years 2004, 2003 and 2002, respectively.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
### The Clorox Company
### Years Ended June 30, 2004, 2003 and 2002
### (Millions of Dollars, Except Share and Per-Share Amounts)

**6. Goodwill, Trademarks and Other Intangible Assets**

Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2004 and 2003, by operating segment are summarized below. Goodwill is reported net of accumulated amortization of $357 at both June 30, 2004 and 2003, respectively.

| | Household Products | | Specialty Products | Corporate Interest and Other | Total |
|---|---|---|---|---|---|
| | North America | Latin America/ Other | | | |
| Balance as of June 30, 2002 ............... | $119 | $170 | $370 | $69 | $728 |
| Acquisitions and sales ................... | 1 | — | (1) | — | — |
| Asset impairment ........................ | — | (8) | — | — | (8) |
| Reclassification (to) from trademarks .... | — | (11) | 15 | — | 4 |
| Translation adjustments and other ....... | 5 | 4 | (3) | — | 6 |
| Balance as of June 30, 2003 .............. | 125 | 155 | 381 | 69 | 730 |
| Acquisitions ............................ | 1 | 6 | — | — | 7 |
| Translation adjustments and other ....... | (3) | 8 | — | — | 5 |
| Balance as of June 30, 2004 .............. | $123 | $169 | $381 | $69 | $742 |

Changes in trademarks and other intangible assets by operating segment, for the fiscal years ended June 30, 2004 and 2003 are summarized below. These intangible assets, which are subject to amortization, are reported net of accumulated amortization of $152 and $137 at June 30, 2004 and 2003, respectively. The estimated amortization expense for these intangible assets is $10 for fiscal year 2005 and $9 for each of the fiscal years 2006, 2007, 2008 and 2009.

| | Trademarks and other intangible assets subject to amortization | | | | Trademarks not subject to amortization | Total |
|---|---|---|---|---|---|---|
| | Patents | Technology | Other | Sub-Total | | |
| Net balance as of June 30, 2002 ......... | $ 8 | $ 13 | $33 | $ 54 | $519 | $573 |
| Venture agreement ..................... | — | 96 | — | 96 | — | 96 |
| Translation adjustments and other ..... | — | 1 | (1) | — | — | — |
| Reclassification to goodwill ........... | — | — | — | — | (4) | (4) |
| Amortization ......................... | (5) | (5) | (4) | (14) | — | (14) |
| Net balance as of June 30, 2003 ......... | 3 | 105 | 28 | 136 | 515 | 651 |
| Acquisitions ......................... | — | 1 | — | 1 | 2 | 3 |
| Translation adjustments and other ..... | — | — | (4) | (4) | (2) | (6) |
| Amortization ......................... | (3) | (9) | (3) | (15) | — | (15) |
| Net balance as of June 30, 2004 ......... | $ — | $ 97 | $21 | $118 | $515 | $633 |
| Weighted average life (in years) ......... | 16 | 13 | 19 | 14 | | 14 |

The Company performed its annual review of intangible assets in the third quarter of fiscal year 2004 and determined that there were no instances of impairment. In-depth business reviews of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair values for these reporting units are only slightly in excess of carrying amounts. The Company is closely monitoring events, circumstances, and changes in the businesses that might imply a reduction in fair value leading to additional impairment losses. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that certain intangible assets may have become impaired.

During fiscal year 2003, the Company recorded a $30 pre-tax impairment charge related to its business in Argentina, of which $8 was recorded as a reduction to goodwill, $9 to deferred charges and $13 to deferred translation. This impairment charge was driven by the continued unsettled conditions in the local market and significant changes in competitor actions that resulted in a change to the Company's marketing strategy for Argentina.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 6. Goodwill, Trademarks and Other Intangible Assets (Continued)

During fiscal year 2002, the Company recorded a pre-tax charge of $100 related to its business in Argentina due to significant currency devaluations, a weakening market and poor economic conditions. Of this charge, $21 was recorded to goodwill, $13 was recorded to trademarks, and $66 was recorded as a reduction to deferred translation. The Company also recognized a pre-tax impairment charge of $39 in fiscal year 2002 related to its business in Colombia due to a weakening market and poor economic conditions in that country. Of this charge, $8 was recorded to goodwill, $22 was recorded to trademarks, and $9 was recorded as a reduction in deferred translation.

## 7. Other Assets

Other assets is comprised of the following at June 30:

| | 2004 | 2003 |
|---|---|---|
| Equity investments in: | | |
| Henkel Iberica, S.A. of Spain | $ 62 | $ 56 |
| Other entities | 45 | 39 |
| Investment in low income housing partnerships | 51 | 46 |
| Derivative contracts | 3 | 41 |
| Investment fund | — | 14 |
| Other investments | 39 | 2 |
| Pension benefit costs | 119 | — |
| Non-qualified retirement plan assets | 21 | 22 |
| Other | 24 | 28 |
| Total | $364 | $248 |

### Equity Investments

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The most significant of these investments is a 20 percent joint venture interest in Henkel Iberica, S.A. of Spain ("Hibsa"), a subsidiary of Henkel KGaA, which is a related party of the Company (Note 13). The principal businesses of this entity include the manufacturing and distribution of laundry and home care products, cosmetic products and consumer adhesive products.

### Investment in Low Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 55 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits, which are accounted for in accordance with Emerging Issues Task Force Issue 94-1, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects." Tax benefits, net of equity in the losses of the low-income housing partnerships, were $8, $14, and $11 in fiscal years 2004, 2003 and 2002, respectively. The Company's estimated future capital requirements for the partnerships are approximately $9, $3, $2, $2, $1 and $1 in fiscal years 2005, 2006, 2007, 2008, 2009 and thereafter, respectively. Other than the expected tax credits, the Company does not anticipate any cash distributions from these partnerships nor does the Company expect any additional cash outflows to the partnerships other than the capital requirements. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than the capital requirements. Recovery

(Millions of Dollars, Except Share and Per-Share Amounts)

## 7. Other Assets (Continued)

of the Company's investments in the partnerships is accomplished through the utilization of low-income housing tax credits and partnership losses. The risk of these tax credits being unavailable to the Company is considered very low.

### Investment Fund

The Company is a 99% limited partner in an investment fund. The Company's risk of loss from the fund is limited to the amount of its investment and it has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements with the fund or its general partner that would require any future cash contributions or disbursements to the fund. As described in Note 1, the Company's investment in the fund is reflected on a consolidated basis as of June 30, 2004. Since the Company elected to consolidate the fund on a prospective basis as of March 31, 2004, the Company's investment in the fund continues to be reflected on the equity basis as of June 30, 2003. As of June 30, 2004, the fund's net assets consist of $1 of cash.

### Non-Qualified Retirement Plan Assets

The majority of the non-qualified retirement plan assets at June 30, 2004 are held in a trust owned life insurance policy, whose investment assets are a separately managed portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in value recorded in net earnings.

## 8. Venture Agreement

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company (P&G) to form a venture related to the Company's Glad plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and other proprietary technologies to the Company in exchange for an interest in the profits and losses, and cash flows, as contractually defined, of the Glad business. P&G is also providing and being reimbursed for research and development support to the Glad business for the first ten years of the venture, subject to renewal options. During the period ending December 31, 2003, all profits, losses and cash flow, as contractually defined, of the Glad business were allocated to the Company. During calendar year 2004, profits and losses, and cash flow, as contractually defined, of the Glad business are being allocated 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at pre-determined prices. This option has not been exercised as of June 30, 2004. The agreement can be terminated under certain circumstances including, at the option of P&G, a change in control of the Company, or, at either party's option, the sale of the Glad business by the Company. Upon termination of the agreement, the Company will purchase P&G's interest for cash at fair value as established by a pre-determined valuation procedure. Following termination, the Glad business will retain these exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

At inception of the agreement, the production and research and development equipment, and the technologies contributed by P&G were valued and recorded at $29 and $96, respectively. The production and research and development equipment is being depreciated on a straight-line basis over useful lives ranging from two to ten years and intangible assets are being amortized on a straight-line basis over a twelve-year period. The Company also recorded $125 as a net terminal obligation liability at inception of the agreement, which reflected the initial fair value of the contractual requirement to repurchase P&G's interest at the termination of the agreement. This obligation is being adjusted to fair value on an annual basis.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 9. Accrued Liabilities

Accrued liabilities at June 30 consist of the following:

| | 2004 | 2003 |
|---|---|---|
| Taxes | $377 | $233 |
| Trade and sales promotion | 122 | 135 |
| Compensation and employee benefit costs | 88 | 94 |
| Other | 56 | 75 |
| Total | $643 | $537 |

## 10. Debt

Notes and loans payable, which mature in less than one year, include the following at June 30:

| | 2004 | 2003 |
|---|---|---|
| U.S. dollar-commercial paper | $286 | $358 |
| Notes payable | 3 | 3 |
| Total | $289 | $361 |

The weighted average interest rate for notes and loans payable was 1.1%, 2.3% and 2.8% for fiscal years 2004, 2003 and 2002, respectively. The carrying value of notes and loans payable at June 30, 2004 and 2003 approximates the fair value of such debt.

Long-term debt at June 30 includes the following:

| | 2004 | 2003 |
|---|---|---|
| Senior unsecured notes and debentures: | | |
| 6.125%, $300 due February 2011, including premiums | $321 | $ 338 |
| 7.25%, $150 due March 2007 | 150 | 150 |
| Preferred interest transferable securities | — | 198 |
| Industrial revenue bond | — | 13 |
| Foreign bank loans | 6 | 9 |
| Total | 477 | 708 |
| Less: current maturities | (2) | (213) |
| Long-term debt | $475 | $ 495 |

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.8%, 3.1% and 5.0% for fiscal years 2004, 2003 and 2002, respectively. The estimated fair value of long-term debt, including current maturities, was $493 and $734 at June 30, 2004 and 2003, respectively.

As of June 30, 2004, the Company has two domestic credit agreements of $950 including a $600 facility expiring June 2005 and a $350 facility expiring March 2007. There were no borrowings under these agreements, which are available for general corporate purposes and to support commercial paper issuance. In addition, the Company had $12 of foreign working capital credit lines and overdraft facilities at June 30, 2004, of which $6 is available for borrowing.

Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $100, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company is in compliance with all restrictive covenants and limitations at June 30, 2004.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 10. Debt (Continued)

Debt maturities as of June 30, 2004 are $2, $2, $152, $0, $0 and $300 in fiscal years 2005, 2006, 2007, 2008, 2009 and thereafter, respectively.

## 11. Fair Value of Financial Instruments

The Company's derivative financial instruments are recorded at fair value in the consolidated balance sheets as assets at June 30 as follows:

| | 2004 | 2003 |
|---|---|---|
| Current assets: | | |
| Foreign exchange contracts | $ 1 | $ 1 |
| Other assets: | | |
| Interest rate swaps | — | 39 |
| Commodity purchase contracts | 3 | 2 |
| Current liabilities: | | |
| Interest rate swaps | — | 2 |

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other income. The pre-tax effect on net earnings from these contracts was a gain of $2. All hedges accorded hedge accounting treatment are considered highly-effective.

In fiscal year 2004, the Company also terminated the interest rate swap agreements associated with its senior unsecured note maturing in February 2011. The fair value of these swaps, which totaled $24 upon termination, is being recognized in net earnings on a straight-line basis over the remaining life of the note.

The Company uses foreign exchange contracts, including forward, swap and option contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for U.S. Dollars and other currencies. Contracts outstanding as of June 30, 2004 will mature over the next fiscal year.

The Company also uses commodity futures, swap, and option contracts to fix the price of a portion of its raw material requirements. Contract maturities, which extend to fiscal year 2006, are matched to the length of the raw material purchase contracts. Realized contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pre-tax net gains for commodity contracts in accumulated other comprehensive net income that is expected to be reclassified into net earnings during the year ending June 30, 2005 is immaterial.

The notional and estimated fair values of the Company's derivative instruments are summarized below as of June 30:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Notional | Fair Value | Notional | Fair Value |
| Derivative Instruments | | | | |
| Debt-related contracts | $ — | $ — | $400 | $41 |
| Foreign exchange contracts | 36 | 1 | 259 | — |
| Commodity purchase contracts | 43 | 3 | 125 | 2 |
| Commodity option contracts | 2 | — | — | — |

(Millions of Dollars, Except Share and Per-Share Amounts)

### 11. Fair Value of Financial Instruments (Continued)

The carrying values of cash, short-term investments, accounts and notes receivable, accounts payable and other derivative instruments approximate their fair values at June 30, 2004 and 2003. The Company has used market information for similar instruments and applied judgment in estimating fair values. See Note 10 for fair values of notes and loans payable and long-term debt.

### 12. Other Liabilities

Other liabilities consist of the following at June 30:

| | 2004 | 2003 |
|---|---|---|
| Venture agreement net terminal obligation | $125 | $125 |
| Retirement healthcare benefits | 82 | 80 |
| Qualified and nonqualified pension plans | 42 | 64 |
| Deferred compensation plans | 50 | 47 |
| Environmental remediation | 28 | 17 |
| Long term disability post employment obligation | 19 | 15 |
| Other | 31 | 28 |
| Total | $377 | $376 |

### 13. Stockholders' Equity

The Company has two share repurchase programs, consisting of an open-market program and a program to offset the impact of share dilution related to the exercise of stock options ("evergreen program"). Under the open-market program, the Company's Board of Directors authorized an additional $700 in share repurchases during fiscal year 2004, bringing the total authorization for that program from $1.0 billion to $1.7 billion.

Treasury share repurchases were $220 (5 million shares) in fiscal year 2004, $486 (12 million shares) in fiscal year 2003 and $412 (10 million shares) in fiscal year 2002. Of the 5 million shares repurchased in fiscal year 2004, 1.5 million shares were acquired from Henkel KGaA ("Henkel") at a total cost of $65.

Treasury share repurchases in fiscal year 2004 were made under both the Company's open-market and evergreen programs. Treasury shares repurchased during fiscal year 2004 under the Company's open-market program were $159 (4 million shares). The total number of shares repurchased as of June 30, 2004 under the open-market program is 22 million at a cost of $932, leaving $768 of authorized repurchases remaining under that program. The remainder of shares repurchased in fiscal year 2004 were allocated to the evergreen program.

At June 30, 2001, the Company had share repurchase agreements totaling approximately $246, whereby the Company contracted for future delivery of 2.3 million shares at a strike price of $43 per share on September 15, 2002 and on September 15, 2004, and for future delivery of 1 million shares on November 1, 2003 at a strike price of $51.70 per share. The Company applied the "equity" treatment of accounting to the share repurchase agreements, which allows for classification of such agreements as treasury shares. All share repurchase contracts were settled as of June 30, 2002, including the settlement and delivery of 5.5 million shares for $257 in fiscal year 2002 and the settlement and receipt of net cash proceeds of $76 in fiscal year 2000.

The Company and Henkel are parties to a June 1981 letter agreement (as amended in July 1986 and March 1987, the "Letter Agreement"), relating to the ownership by Henkel of the Company's common stock and representation on the Company's Board of Directors. Under the Letter Agreement, Henkel's maximum permitted ownership of the Company's common stock, without consultation with the Company, is limited to 30%. In July 2003, the Company entered into an agreement with HC Investments Inc. ("HCI"), an indirect wholly-owned U.S. subsidiary of Henkel, that authorizes the Company to repurchase up to $255 in shares of its common stock from HCI during

### 13. Stockholders' Equity (Continued)

fiscal years 2004 and 2005. This agreement allows the Company to continue its board-authorized share repurchase program while maintaining HCI's ownership percentage in the Company at approximately its current level.

In December 2003, Henkel announced that it may sell some or all of its stake in the Company to finance its acquisition of The Dial Corporation. Pending further developments, the Company temporarily suspended its share repurchases in December 2003. The Company is discussing with Henkel its plans with respect to its interest in the Company's shares. The outcome of these discussions is not known at this time. If the Company reacquires a portion or all of the Company's shares held by Henkel, the financial position and cash flows of the Company could be materially impacted. At June 30, 2004, HCI owned 29% of the Company's outstanding common stock.

Accumulated other comprehensive net losses at June 30, 2004, 2003, and 2002 included net of tax translation adjustments of $267, $270, and $237, respectively; net of tax estimated fair value of derivative contracts of $1, ($3) and ($9), respectively; and minimum pension liability adjustments of $6 (net of tax), $72 (net of tax) and $68, respectively.

### 14. Stock Compensation Plans

At June 30, 2004, the Company has various non-qualified stock-based compensation programs, which include stock options, performance units and restricted stock awards. The 1996 Stock Incentive Plan ("1996 Plan") and the 1993 Directors' Stock Option Plan are the only plans with stock awards currently available for grant and both have shares exercisable at June 30, 2004. The Company is authorized to grant up to 26 million common shares under the 1996 Plan, of which 9 million common shares are remaining and could be granted in the future. The Company is authorized to grant up to 400,000 common shares under the 1993 Directors' Stock Option Plan, of which 41,000 common shares are remaining and could be granted in the future. Stock awards outstanding under the Company's plans have been granted at prices which are either equal to or above the market value of the stock on the date of grant, vest over periods from one to seven years and expire no later than ten years after the grant date.

The following table provides information about the Company's common stock that may be issued upon the exercise of options, performance units and restricted stock awards under all the Company's existing non-qualified stock-based compensation programs at June 30, 2004:

| | |
|---|---|
| Number of shares to be issued upon exercise (in thousands) ............... | 13,505 |
| Weighted-average exercise price ........................................... | $36 |
| Number of shares remaining for future issuance (in thousands) ............. | 8,838 |

**14.  Stock Compensation Plans (Continued)**

The status of the Company's stock option plans at June 30 is summarized below:

|  | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
|  | (in thousands) | |
| Outstanding at June 30, 2001 | 13,695 | $31 |
| Granted | 3,785 | 35 |
| Exercised | (1,591) | 23 |
| Cancelled | (677) | 38 |
| Outstanding at June 30, 2002 | 15,212 | 33 |
| Granted | 2,009 | 41 |
| Exercised | (2,202) | 25 |
| Cancelled | (424) | 41 |
| Outstanding at June 30, 2003 | 14,595 | 35 |
| Granted | 2,337 | 45 |
| Exercised | (3,982) | 29 |
| Cancelled | (395) | 43 |
| Outstanding at June 30, 2004 | 12,555 | 38 |
| Options exercisable at: | | |
| June 30, 2004 | 8,173 | $35 |
| June 30, 2003 | 9,208 | 32 |
| June 30, 2002 | 9,063 | 29 |

The Company accounts for stock-based compensation using the intrinsic value method of APB Opinion No. 25 whereby the options are granted at market price, and therefore no compensation costs are recognized. Pro-forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company's financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.

The weighted-average fair value per share of each option granted during fiscal years 2004, 2003 and 2002, estimated as of the grant date using the Black-Scholes option pricing model, was $12.64, $11.59 and $11.53, respectively.

The following assumptions were used to estimate the fair value of fiscal year 2004, 2003 and 2002 option grants:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Dividend yield | 2.45% | 2.11% | 2.07% |
| Expected volatility | 33.1% | 35.0% | 38.4% |
| Risk-free interest rate | 2.5% to 4.0% | 2.1% to 4.1% | 3.5% to 4.8% |
| Expected life | 4 to 6 years | 5 years | 4 to 5 years |

Summary information about the Company's stock options outstanding at June 30, 2004 is as follows (number of shares in thousands):

(Millions of Dollars, Except Share and Per-Share Amounts)

## 14. Stock Compensation Plans (Continued)

| Range of Exercise Price | Options Outstanding | Weighted-Average Remaining Contractual Life in Years | Weighted-Average Exercise Price | Options Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $ 7 –$13 | 69 | 0.2 | $13 | 69 | $13 |
| 13–20 | 278 | 1.2 | 18 | 278 | 18 |
| 20–27 | 967 | 1.9 | 22 | 967 | 22 |
| 27–34 | 59 | 3.6 | 33 | 59 | 33 |
| 34–40 | 7,647 | 6.1 | 37 | 6,112 | 37 |
| 40–47 | 2,678 | 8.8 | 45 | 278 | 43 |
| 47–54 | 116 | 7.4 | 50 | 54 | 50 |
| 54–61 | 319 | 4.8 | 54 | 319 | 54 |
| 61–67 | 422 | 3.3 | 67 | 37 | 67 |
| $ 7–$67 | 12,555 | 6.1 | $38 | 8,173 | $35 |

The Company's performance unit programs provide for the issuance of the Company's stock to officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. The Company has not yet recorded a liability related to its unvested programs because the vesting dates extend too far in the future to predict whether the hurdle rates will be achieved. Based on the June 30, 2004 market price of the Company's stock, the expense for these unvested performance unit programs would be $14. Actual compensation related to the performance unit programs was $0, a $7 charge and a $7 credit for fiscal years 2004, 2003 and 2002, respectively. Compensation expense related to the Company's restricted stock programs was $6, $6, and $5 for fiscal years 2004, 2003 and 2002, respectively.

## 15. Leases and Other Commitments

The Company leases transportation equipment and various manufacturing, warehousing, and office facilities. The Company's leases are classified as operating leases and the Company's existing contracts will expire over the next 14 years. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule by fiscal year of future minimum rental payments required under the Company's existing non-cancelable lease agreements:

| Fiscal Year | Future Minimum Rental Payments |
|---|---|
| 2005 | $ 44 |
| 2006 | 27 |
| 2007 | 27 |
| 2008 | 19 |
| 2009 | 13 |
| Thereafter | 62 |
| Total | $192 |

Rental expense for all operating leases was $68, $56 and $56 in fiscal years 2004, 2003 and 2002, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2013. Future minimum rentals to be received under these leases total $8 and do not exceed $2 in any one year.

(Millions of Dollars, Except Share and Per-Share Amounts)

### 15. Leases and Other Commitments (Continued)

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company's purchase obligations include firm commitments for raw material and contract packing purchases, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. As of June 30, 2004, the Company's purchase obligations totaled $170, $51, $27, $26, $13 and $10 for fiscal years 2005 through 2009 and thereafter, respectively.

### 16. Other Income, Net

The major components of other (income) expense, net for the fiscal years ended June 30 are:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Amortization of trademarks and other intangible assets | $ 7 | $11 | $ 12 |
| Equity in earnings of unconsolidated affiliates | (17) | (9) | (16) |
| Interest income | (4) | (3) | (4) |
| Gain on sale of businesses, net | — | (2) | (33) |
| Foreign exchange losses (gains), net | — | 2 | (21) |
| Other expense (income), net | 5 | (7) | 39 |
| Total other income, net | $ (9) | $ (8) | $(23) |

### 17. Income Taxes

The provision for income taxes on continuing operations, by tax jurisdiction, consists of the following for the fiscal years ended June 30:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current | | | |
| Federal | $212 | $145 | $172 |
| State | 22 | 15 | 16 |
| Foreign | 34 | 25 | 31 |
| Total current | 268 | 185 | 219 |
| Deferred | | | |
| Federal | 31 | 98 | 1 |
| State | (4) | 7 | (3) |
| Foreign | (1) | (2) | (13) |
| Total deferred | 26 | 103 | (15) |
| Total | $294 | $288 | $204 |

The components of earnings (losses) from continuing operations before income taxes, by tax jurisdiction, are as follows for the fiscal years ended June 30:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| United States | $718 | $719 | $620 |
| Foreign | 122 | 83 | (59) |
| Total | $840 | $802 | $561 |

(Millions of Dollars, Except Share and Per-Share Amounts)

## 17. Income Taxes (Continued)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate on continuing operations follows for the fiscal years ended June 30:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Statutory federal tax rate | 35.0% | 35.0% | 35.0% |
| State taxes (net of federal tax benefits) | 1.9 | 1.8 | 1.6 |
| Tax differential on foreign earnings | (1.2) | (0.9) | 1.0 |
| Net adjustment of prior year federal and state tax accruals | 0.5 | 0.1 | (3.2) |
| Change in valuation allowance | (0.3) | 3.0 | 6.8 |
| Low income housing tax credits | (0.9) | (1.7) | (2.0) |
| Other differences | — | (1.4) | (2.8) |
| Effective tax rate | 35.0% | 35.9% | 36.4% |

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $197 of undistributed earnings of certain foreign subsidiaries at June 30, 2004 since these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $32.

The tax benefit related to the Company's stock option plans is recorded as an increase to equity when realized. In fiscal years 2004, 2003 and 2002, the Company realized tax benefits of approximately $32, $16 and $12, respectively. Stock option tax benefits are reflected as a component of operating cash flows.

(Millions of Dollars, Except Share and Per-Share Amounts)

### 17. Income Taxes (Continued)

Net deferred income tax assets (liabilities), both current and non-current at June 30, result from the tax effects of the following temporary differences:

| | 2004 | 2003 |
|---|---|---|
| Deferred taxes — current | | |
| Compensation and benefit programs | $ 11 | $ 12 |
| Net operating loss and tax credit carryforwards | 8 | 7 |
| Inventory costs | 5 | 5 |
| Accruals and reserves | (21) | (13) |
| Other, net | 6 | 4 |
| Subtotal | 9 | 15 |
| Valuation allowance | (2) | (5) |
| Total current assets, net | 7 | 10 |
| Deferred taxes — noncurrent | | |
| Basis difference in fixed and intangible assets | (196) | (130) |
| Low income housing partnerships | (26) | (24) |
| Safe harbor lease agreements | (9) | (12) |
| Unremitted foreign earnings | (5) | (4) |
| Compensation and benefit programs | 30 | 67 |
| Merger and restructuring costs | — | 7 |
| Net operating loss and tax credit carryforwards | 30 | 33 |
| Accruals and reserves | 21 | 14 |
| Tax effect of deferred translation | 12 | 13 |
| Other, net | 6 | 13 |
| Subtotal | (137) | (23) |
| Valuation allowance | (37) | (92) |
| Total noncurrent liabilities, net | (174) | (115) |
| Deferred tax liabilities — net | $(167) | $(105) |

The Company reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances as of June 30, 2004 and 2003 were $39 and $97 respectively and have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Valuation allowance at beginning of year | $(97) | $(66) |
| Impairment | 49 | (12) |
| Other | 9 | (19) |
| Valuation allowance at end of year | $(39) | $(97) |

The valuation allowance reduction for fiscal year 2004 impairment losses is the result of a reassessment of deferred tax assets for certain Argentina intangibles originally impaired in fiscal year 2002. A private ruling was received from Argentine tax authorities during fiscal year 2004 indicating the Company has no tax basis in these intangibles. The Company previously carried a 100% valuation allowance on the deferred tax assets for these intangibles.

As of June 30, 2004, the Company has foreign tax credit carryforwards of $4 with expiration dates between fiscal years 2005 and 2008. The Company also has income tax credit carryforwards in foreign jurisdictions of $3, which

(Millions of Dollars, Except Share and Per-Share Amounts)

### 17. Income Taxes (Continued)

have expiration dates between fiscal years 2005 and 2010, and $1, which may be carried forward indefinitely. Tax benefits from foreign net operating loss carryforwards of $27 have expiration dates between fiscal years 2005 and 2013. Additionally, tax benefit from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The IRS has substantially completed its audit of the Company's 1997 through 2000 tax returns. The audit of the 2001 and 2002 tax years is now in progress. In conjunction with its audit of the Company's tax returns, the IRS is auditing the tax returns of the investment fund (Note 7), a partnership in which the Company is a limited partner. Based on its audit of the investment fund, the IRS has proposed certain adjustments to reattribute taxable income generated by the partnership to the Company. The amount of tax potentially resulting from these proposed adjustments, excluding interest and possible penalties, is approximately $200. The Company strongly disagrees with the proposed adjustments and filed a petition in the Federal Tax Court on June 10, 2004 contesting those adjustments. The Company believes it has appropriately accrued for an unfavorable outcome of the dispute and does not currently anticipate that the outcome will have a material effect on its effective tax rate or earnings. Settlement of this issue could require a material cash payment in the period of resolution. Assuming the dispute resolution process follows a normal course, final resolution of the matter and the impact, if any, on the earnings and cash flows of the Company will probably occur within 18 months.

### 18. Employee Benefit Plans

#### Retirement Income Plans

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per year of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made discretionary qualified domestic pension contributions of $54 and $37 to its domestic qualified retirement income plans in March 2003 and July 2003, respectively. The Company has also contributed $4 and $1 to its foreign retirement income plans for fiscal years 2004 and 2003, respectively. The Company's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. In the fiscal year 2005, Clorox does not expect to make any significant contributions to its domestic and foreign pension plans.

#### Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation ("APBO") was 12% for medical and 15% for prescription drugs for 2003-2004. These rates were assumed to gradually decrease by 2% for the next year, then by 1% each year thereafter until an ultimate trend of 5% is reached in 2010. The healthcare cost trend rate assumption has a significant effect on the amounts reported. The table below presents the impact of a one percentage point increase or decrease in the assumed healthcare cost trend rates on the total service and interest cost components and on the postretirement benefit obligations:

(Millions of Dollars, Except Share and Per-Share Amounts)

## 18. Employee Benefit Plans (Continued)

| | Increase (Decrease) | | |
|---|---|---|---|
| | June 30 | | |
| | 2004 | 2003 | 2002 |
| One-percentage-point increase: | | | |
| Effect on total service and interest cost components | $(0.2) | $ — | $ 0.2 |
| Effect on postretirement benefit obligation | (0.7) | (0.3) | 1.3 |
| One-percentage-point decrease: | | | |
| Effect on total service and interest cost components | 0.2 | — | (0.2) |
| Effect on postretirement benefit obligation | 0.8 | 0.4 | (1.2) |

Summarized information for the Company's retirement income and health care plans are as follows as of and for the fiscal years ended June 30:

| | Retirement Income | | Retirement Health Care | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Change in benefit obligations | | | | |
| Benefit obligation at beginning of year | $387 | $ 337 | $ 76 | $ 76 |
| Service cost | 12 | 11 | 2 | 2 |
| Interest cost | 24 | 24 | 5 | 5 |
| Plan amendments | — | 1 | — | (4) |
| Plan adjustments | — | — | — | (4) |
| Employee contributions to deferred compensation plans | 8 | 8 | — | — |
| Actuarial loss (gain) | 3 | 32 | (3) | 5 |
| Benefits paid | (30) | (26) | (3) | (4) |
| Benefit obligation at end of year | 404 | 387 | 77 | 76 |
| Change in plan assets | | | | |
| Fair value of assets at beginning of year | 272 | 247 | — | — |
| Actual return on plan assets | 45 | 11 | — | — |
| Plan adjustments | — | (20) | — | — |
| Employer contributions to qualified and nonqualified plans | 47 | 60 | 3 | 4 |
| Benefits paid | (30) | (26) | (3) | (4) |
| Fair value of plan assets at end of year | 334 | 272 | — | — |
| Unfunded status | (70) | (115) | (77) | (76) |
| Unrecognized prior service cost | (4) | (4) | (12) | (14) |
| Unrecognized loss | 118 | 136 | 7 | 10 |
| Prepaid/(accrued) benefit cost | $ 44 | $ 17 | $(82) | $(80) |
| Amount recognized in the balance sheets consists of: | | | | |
| Pension benefit costs | $119 | $ — | $ — | $ — |
| Accrued benefit liability | (84) | (99) | (82) | (80) |
| Accumulated other comprehensive net losses | 9 | 116 | — | — |
| Net amount recognized | $ 44 | $ 17 | $(82) | $(80) |

(Millions of Dollars, Except Share and Per-Share Amounts)

## 18. Employee Benefit Plans (Continued)

The projected benefit obligation, accumulated benefit obligation ("ABO") and fair value of plan assets for those pension plans with an ABO in excess of plan assets were $47, $46, and $4, respectively, as of June 30, 2004 and $350, $337 and $272, respectively, as of June 30, 2003. The Company uses a June 30 measurement date for its significant benefit plans.

At June 30, 2004 and 2003, the Company had additional minimum pension liabilities of $9 and $116, respectively, which were included in accumulated other comprehensive net losses, with an offset to other liabilities. These balances represent the excess of the accumulated benefit obligation over the market value of plan assets and unrecognized losses. At June 30, 2004 and 2003 the Company has recorded deferred taxes of $3 and $44 associated with the additional minimum pension liabilities with an offset to accumulated other comprehensive net losses.

| | Retirement Income | | | Retirement Health Care | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Components of net periodic benefit cost | | | | | | |
| Service cost | $ 12 | $ 11 | $ 11 | $ 2 | $ 2 | $ 2 |
| Interest cost | 24 | 24 | 23 | 5 | 5 | 5 |
| Expected return on plan assets | (29) | (30) | (31) | — | — | — |
| Plan adjustments | — | 11 | — | — | (4) | — |
| Amortization of unrecognized items | 6 | (2) | (1) | (1) | (1) | (1) |
| Total net periodic benefit cost | $ 13 | $ 14 | $ 2 | $ 6 | $ 2 | $ 6 |

The weighted average asset allocations of the investment portfolio for the Company's domestic qualified pension plan at June 30 and target allocations are:

| | % Target | % Plan Assets at June 30 | |
|---|---|---|---|
| | Allocation | 2004 | 2003 |
| **Asset Category** | | | |
| U.S. Equity | 57 | 60 | 55 |
| International Equity | 18 | 16 | 15 |
| Fixed Income | 25 | 24 | 30 |
| Total | 100% | 100% | 100% |

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund's current asset allocation. The target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve the Company's overall investment objective and to minimize any concentration of investment risk. The Company's investment objective is to invest plan assets in a manner that will assure sufficient resources to pay current and projected plan obligations over the life of the Plan and minimize the need for additional contributions. The plan is invested in the Wilshire 5000 index fund which contains Company stock within its portfolio.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 18. Employee Benefit Plans (Continued)

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations and the net periodic pension and other postretirement benefit expenses (income) for fiscal year end June 30, are as follows:

| | Retirement Income | | Retirement Health Care | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Benefit Obligation** | | | | |
| Discount rate | | | | |
| Range | 5.50% to 6.50% | 4.75% to 6.25% | 6.25% to 6.50% | 6.25% |
| Weighted average | 6.48% | 6.24% | 6.49% | 6.25% |
| Rate of compensation increase | | | | |
| Range | 3.50% to 5.50% | 3.50% to 5.50% | NA | NA |
| Weighted average | 4.17% | 4.16% | NA | NA |
| Expected return on plan assets | | | | |
| Range | 6.50% to 8.25% | 6.50% to 8.25% | NA | NA |
| Weighted average | 8.19% | 8.20% | NA | NA |

| | Retirement Income | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Net periodic expense (income)** | | | |
| Discount rate | | | |
| Range | 4.75% to 6.25% | 5.75% to 7.25% | 6.8% to 7.50% |
| Weighted average | 6.24% | 7.23% | 7.48% |
| Rate of compensation increase | | | |
| Range | 3.50% to 5.50% | 3.50% to 5.50% | 3.50% to 7.50% |
| Weighted average | 4.17% | 4.16% | 4.43% |
| Expected return on plan assets | | | |
| Range | 6.50% to 8.25% | 6.50% to 9.50% | 6.50% to 9.50% |
| Weighted average | 8.19% | 9.41% | 9.43% |

| | Retirement Health Care | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Net periodic expense (income)** | | | |
| Discount rate | | | |
| Range | 6.25% to 6.50% | 6.25% to 6.75% | 7.00% to 7.50% |
| Weighted average | 6.49% | 6.27% | 7.49% |

Expected benefit payments for the Company's pension and other postretirement plans are as follows:

| | Retirement Income | Retirement Health Care |
|---|---|---|
| 2005 | $ 30 | $ 7 |
| 2006 | 30 | 6 |
| 2007 | 33 | 6 |
| 2008 | 33 | 6 |
| 2009 | 34 | 6 |
| Fiscal years 2010–2014 | 172 | 31 |

(Millions of Dollars, Except Share and Per-Share Amounts)

## 18. Employee Benefit Plans (Continued)

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

### Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees not covered by collective bargaining agreements. The cost of those plans is based on the Company's profitability and level of participants' deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with the Company's contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on Company performance targets based on sales, operating margins, and return on invested capital ("ROIC"). ROIC is defined as net operating earnings after taxes divided by average invested capital. The aggregate cost of the defined contribution plans was $26, $33, and $38 in fiscal years 2004, 2003 and 2002, respectively. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $2, $2, and $1 in fiscal years 2004, 2003, and 2002, respectively.

## 19. Industry Segment Information

Information regarding the Company's operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Information presented below for prior years has been reclassified to conform to the current year's presentation of segment results. Intersegment sales are insignificant. The operating segments include:

- Household Products — North America: Includes cleaning, bleach, water filtration products, and the food storage and disposal categories marketed in the United States and all products marketed in Canada.

- Specialty Products: Includes charcoal, the United States and European automotive care businesses, cat litter, insecticides, food products and professional products.

- Household Products — Latin America/Other: Includes operations outside the United States and Canada, excluding the European automotive care business.

Corporate includes certain non-allocated administrative costs, amortization of trademarks and other intangible assets, interest income, interest expense, and other non-operating income and expense. Corporate assets include cash and cash equivalents, the Company's headquarters and research and development facilities, information systems hardware and software, pension assets, and other investments.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 19. Industry Segment Information (Continued)

| | Fiscal Year | Household Products North America | Specialty Products | Household Products Latin America/ Other | Corporate Interest and Other | Total Company |
|---|---|---|---|---|---|---|
| Net sales | 2004 | $2,347 | $1,424 | $553 | $ — | $4,324 |
| | 2003 | 2,282 | 1,369 | 493 | — | 4,144 |
| | 2002 | 2,198 | 1,304 | 520 | — | 4,022 |
| Earnings (losses) from continuing operations before income taxes | 2004 | 600 | 525 | 129 | (414) | 840 |
| | 2003 | 607 | 521 | 66 | (392) | 802 |
| | 2002 | 535 | 517 | (66) | (425) | 561 |
| Equity in earnings of affiliates | 2004 | — | — | 17 | — | 17 |
| | 2003 | — | — | 9 | — | 9 |
| | 2002 | — | — | 16 | — | 16 |
| Identifiable assets | 2004 | 1,347 | 916 | 660 | 911 | 3,834 |
| | 2003 | 1,446 | 906 | 664 | 636 | 3,652 |
| Capital expenditures | 2004 | 47 | 44 | 8 | 73 | 172 |
| | 2003 | 47 | 37 | 9 | 112 | 205 |
| | 2002 | 46 | 30 | 9 | 91 | 176 |
| Depreciation and amortization | 2004 | 77 | 27 | 12 | 81 | 197 |
| | 2003 | 72 | 26 | 11 | 82 | 191 |
| | 2002 | 76 | 26 | 16 | 71 | 189 |
| Significant non-cash charges included in earnings (losses) above: Restructuring and asset impairment costs | 2004 | 11 | — | — | — | 11 |
| | 2003 | — | — | 30 | — | 30 |
| | 2002 | 9 | — | 149 | — | 158 |

The aggregate net pre-tax gain on divestitures in fiscal year 2003 was $2 and is included in the Specialty Products segment, and was $33 in fiscal year 2002 and is included in the Household Products — North America segment. There were no divestitures in fiscal year 2004.

Net sales to the Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, were 25%, 25%, and 23% of consolidated net sales in fiscal years 2004, 2003 and 2002, respectively. The Household Products — North America and Specialty Products segments net sales to Wal-Mart Stores, Inc. and its affiliates were no greater than 31% and 24%, respectively, of net sales for those segments for any of the fiscal years ended June 30, 2004, 2003 and 2002. No other customers exceeded 6% of consolidated net sales in any year.

Sales of Clorox liquid bleach represent approximately 11% of total Company net sales in fiscal year 2004, with no other product exceeding 10% of net sales in any of the fiscal years ended June 30, 2004, 2003 and 2002.

**19.  Industry Segment Information (Continued)**

Net sales and identifiable assets by geographic area as of and for the fiscal years ended June 30 are as follows:

|  | Fiscal Year | United States | Foreign | Total Company |
|---|---|---|---|---|
| Net sales ............................... | 2004 | $3,655 | $669 | $4,324 |
|  | 2003 | 3,540 | 604 | 4,144 |
|  | 2002 | 3,393 | 629 | 4,022 |
| Identifiable assets ...................... | 2004 | 2,951 | 883 | 3,834 |
|  | 2003 | 2,794 | 858 | 3,652 |

**20.  Guarantees and Contingencies**

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has several indemnification agreements in effect through fiscal year 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements is $11. In addition, the Company is party to a $22 letter of credit issued to one of its insurance carriers. Based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments related to its indemnifications and aforementioned letter of credit will result, and therefore has not recorded any associated liabilities.

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The potential cost to the Company related to ongoing environmental matters is uncertain due to the unknown magnitude of possible clean-up costs, the complexity and evolving nature of laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative clean-up technologies. Although the Company believes it has properly accrued for such matters, no assurance can be given with respect to their ultimate outcome.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

**21.  Earnings per Share**

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Basic ...................................................... | 211,683 | 218,174 | 231,849 |
| Stock options and other ........................................ | 2,688 | 2,518 | 2,855 |
| Diluted .................................................... | 214,371 | 220,692 | 234,704 |

Stock options to purchase 832,815, 1,045,413, and 1,141,797 shares of common stock for the fiscal years ended June 30, 2004, 2003 and 2002, respectively, were not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 22. Unaudited Quarterly Data

| | Quarters Ended | | | | |
|---|---|---|---|---|---|
| | September 30 | December 31 | March 31 | June 30 | Total Year |
| Fiscal year ended June 30, 2004 | | | | | |
| Net sales | $1,048 | $ 947 | $1,086 | $1,243 | $4,324 |
| Cost of products sold | 591 | 535 | 596 | 665 | 2,387 |
| Earnings from continuing operations | $ 130 | $ 111 | $ 127 | $ 178 | $ 546 |
| Earnings (losses) from discontinued operations, net of tax | (1) | (2) | (1) | 7 | 3 |
| Net earnings (1) | $ 129 | $ 109 | $ 126 | $ 185 | $ 549 |
| Per common share: | | | | | |
| Net earnings | | | | | |
| Basic | | | | | |
| Continuing operations | $ 0.61 | $ 0.53 | $ 0.60 | $ 0.84 | $ 2.58 |
| Discontinued operations | (0.00) | (0.01) | (0.00) | 0.03 | 0.01 |
| Net earnings | $ 0.61 | $ 0.52 | $ 0.60 | $ 0.87 | $ 2.59 |
| Diluted | | | | | |
| Continuing operations | $ 0.60 | $ 0.52 | $ 0.59 | $ 0.83 | $ 2.55 |
| Discontinued operations | (0.00) | (0.01) | (0.00) | 0.03 | 0.01 |
| Net earnings | $ 0.60 | $ 0.51 | $ 0.59 | $ 0.86 | $ 2.56 |
| Dividends | $ 0.27 | $ 0.27 | $ 0.27 | $ 0.27 | $ 1.08 |
| Market price (NYSE) | | | | | |
| High | $46.52 | $49.16 | $50.95 | $54.29 | $54.29 |
| Low | 41.60 | 44.44 | 46.50 | 48.73 | 41.60 |
| Year-end | | | | | 53.78 |

(1) The Company recognized $5 of income tax benefits in earnings from discontinued operations in the fourth quarter of fiscal year 2004, which includes $3 (or $0.02 per share) of income tax benefits related to losses incurred in the first three quarters of fiscal year 2004. Net earnings for the fourth quarter also includes pre-tax restructuring and asset impairment charges of $11.

(Millions of Dollars, Except Share and Per-Share Amounts)

## 22. Unaudited Quarterly Data (Continued)

| | Quarters Ended | | | | |
|---|---|---|---|---|---|
| | September 30 | December 31 | March 31 | June 30 | Total Year |
| Fiscal year ended June 30, 2003 | | | | | |
| Net sales | $1,047 | $ 926 | $1,019 | $1,152 | $4,144 |
| Cost of products sold | 544 | 496 | 555 | 630 | 2,225 |
| Earnings from continuing operations | $ 158 | $ 87 | $ 112 | $ 157 | $ 514 |
| Earnings (losses) from discontinued operations, net of tax | (13) | 2 | (2) | (8) | (21) |
| Net earnings (2) | $ 145 | $ 89 | $ 110 | $ 149 | $ 493 |
| Per common share: | | | | | |
| Net earnings | | | | | |
| Basic | | | | | |
| Continuing operations | $ 0.71 | $ 0.40 | $ 0.52 | $ 0.73 | $ 2.36 |
| Discontinued operations | (0.06) | 0.01 | (0.01) | (0.04) | (0.10) |
| Net earnings | $ 0.65 | $ 0.41 | $ 0.51 | $ 0.69 | $ 2.26 |
| Diluted | | | | | |
| Continuing operations | $ 0.71 | $ 0.39 | $ 0.51 | $ 0.72 | $ 2.33 |
| Discontinued operations | (0.06) | 0.01 | (0.01) | (0.04) | (0.10) |
| Net earnings | $ 0.65 | $ 0.40 | $ 0.50 | $ 0.68 | $ 2.23 |
| Dividends | $ 0.22 | $ 0.22 | $ 0.22 | $ 0.22 | $ 0.88 |
| Market price (NYSE) | | | | | |
| High | $43.85 | $46.59 | $47.11 | $48.37 | $48.37 |
| Low | 31.92 | 38.33 | 37.40 | 41.40 | 31.92 |
| Year-end | | | | | 42.65 |

(2) Net earnings for the first and second quarters of fiscal year 2003 include the pre-tax effect of restructuring and asset impairment charges of $3 and $30, respectively.

## RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of the accompanying consolidated financial statements and other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which are based on management's best estimates and judgments.

The Company maintains a system of internal accounting controls that includes selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations in the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America.

The Company's Board of Directors has an Audit Committee composed of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the audit committee.

The Company retained Ernst & Young LLP, independent registered public accounting firm, to audit the 2004 financial statements. Their accompanying report is based on an examination conducted in accordance with auditing standards generally accepted in the United States of America, which includes a review of the Company's systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the Company's financial statements taken as a whole.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. Our audit also included the financial statement schedule listed in the index at Item 15(a)(2) for the years ended June 30, 2004 and 2003. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presently fairly, in all material respects, the consolidated financial position of The Clorox Company and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young

San Francisco, California
August 5, 2004

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of The Clorox Company and its subsidiaries (the "Company") for the fiscal year ended June 30, 2002. Our audit also included the financial statement schedule listed in the index at Item 15(a)(2) for the fiscal year ended June 30, 2002. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and their cash flows for the fiscal year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2002 financial statement schedule, when considered in relation to the basic 2002 consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Oakland, California
September 4, 2002

# FIVE-YEAR FINANCIAL SUMMARY

*The Clorox Company*

| Years ended June 30<br>In millions, except share and per-share data. | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **OPERATIONS** | | | | | |
| Net sales | $ 4,324 | $ 4,144 | $ 4,022 | $ 3,859 | $ 3,941 |
| Cost of products sold | 2,387 | 2,225 | 2,279 | 2,289 | 2,215 |
| Selling and administrative expenses | 552 | 532 | 526 | 483 | 511 |
| Advertising costs | 429 | 456 | 391 | 348 | 365 |
| Research and development costs | 84 | 76 | 66 | 67 | 63 |
| Interest and other expense, net | 21 | 20 | 15 | 134 | 132 |
| Merger, restructuring and asset impairment | 11 | 33 | 184 | 59 | 36 |
| Total costs and expenses | 3,484 | 3,342 | 3,461 | 3,380 | 3,322 |
| Earnings from continuing operations before income taxes | 840 | 802 | 561 | 479 | 619 |
| Income taxes | 294 | 288 | 204 | 153 | 218 |
| Earnings from continuing operations | 546 | 514 | 357 | 326 | 401 |
| Earnings (losses) from discontinued operations, net of tax | 3 | (21) | (35) | (1) | (7) |
| Cumulative effect of change in accounting principle | — | — | — | (2) | — |
| Net earnings | $ 549 | $ 493 | $ 322 | $ 323 | $ 394 |
| Change in net sales | 4% | 3% | 4% | –2% | 3% |
| Change in net earnings | 11% | 53% | — | –18% | 60% |
| **COMMON STOCK** | | | | | |
| Weighted average shares outstanding (in thousands) | | | | | |
| Basic | 211,683 | 218,174 | 231,849 | 236,149 | 236,108 |
| Diluted | 214,371 | 220,692 | 234,704 | 239,483 | 239,614 |
| Earnings (losses) per common share | | | | | |
| Basic | | | | | |
| Continuing operations | $ 2.58 | $ 2.36 | $ 1.54 | $ 1.39 | $ 1.70 |
| Discontinued operations | 0.01 | (0.10) | (0.15) | (0.01) | (0.03) |
| Cumulative effect of change in accounting principle | — | — | — | (0.01) | — |
| Basic net earnings per common share | $ 2.59 | $ 2.26 | $ 1.39 | $ 1.37 | $ 1.67 |
| Diluted | | | | | |
| Continuing operations | $ 2.55 | $ 2.33 | $ 1.52 | $ 1.37 | $ 1.67 |
| Discontinued operations | 0.01 | (0.10) | (0.15) | (0.01) | (0.03) |
| Cumulative effect of change in accounting principle | — | — | — | (0.01) | — |
| Diluted net earnings per common share | $ 2.56 | $ 2.23 | $ 1.37 | $ 1.35 | $ 1.64 |
| Dividends per common share | $ 1.08 | $ 0.88 | $ 0.84 | $ 0.84 | $ 0.80 |
| Stockholders' equity per common share at end of year | $ 7.23 | $ 5.69 | $ 6.13 | $ 8.17 | $ 7.73 |
| **OTHER DATA** | | | | | |
| Property, plant and equipment, net | $ 1,052 | $ 1,072 | $ 992 | $ 1,036 | $ 1,070 |
| Capital expenditures | 172 | 205 | 176 | 190 | 154 |
| Long-term debt | 475 | 495 | 678 | 685 | 590 |
| Total assets | 3,834 | 3,652 | 3,524 | 4,028 | 4,377 |
| Stockholders' equity | 1,540 | 1,215 | 1,366 | 1,933 | 1,819 |
| Return on net sales (1) | 13% | 12% | 8% | 8% | 10% |
| Return on average stockholders' equity (2) | 43% | 38% | 19% | 18% | 23% |

(1) Return on net sales is calculated by dividing net earnings by net sales.

(2) Return on average stockholders' equity is calculated by dividing net earnings by the average of the ending balances of the last five quarters of stockholders' equity.

**THE CLOROX COMPANY INDEPENDENT DIRECTORS' STOCK-BASED COMPENSATION PLAN,
AS AMENDED AND RESTATED AS OF NOVEMBER 17, 2004**
(changes shown from plan adopted by stockholders on November 19, 2003)

## ARTICLE I
## ESTABLISHMENT AND PURPOSES OF PLAN

**1.01   Establishment of Plan**

The Company hereby establishes the Clorox Company Independent Directors' Stock-Based Compensation Plan, a nonqualified deferred compensation plan for the Independent Directors of the Company. The Plan shall be an unfunded plan within the meaning of the Internal Revenue Code of 1986, as amended. It is intended that the Plan not cover employees and therefore not be subject to the Employee Retirement Income Security Act of 1974, as amended.

**1.02   Purpose of Plan**

The purpose of the Plan is to enhance the Company's ability to attract and retain Independent Directors whose training, experience and ability will promote the interests of the Company and to directly align the interests of such Independent Directors with the interests of the Company's shareowners by providing compensation based on the value of Clorox Common Stock. The Plan is designed to permit such Independent Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Company as members of the Board. This Plan replaces the Company's Directors' Deferred Compensation Plan and the Directors' Retirement Plan with respect to persons who are the Independent Directors of the Company on July 1, 1996, or who become such after that date.

**1.03   Effective Date of Plan**

Except as otherwise provided by Section 3.01, the Plan shall apply only to a Participant's Director's Fees with respect to service on and after July 1, 1996.

## ARTICLE II
## DEFINITIONS

Unless the context clearly indicates otherwise, the following terms, when used in capitalized form in the Plan, shall have the meanings set forth below:

**Account** shall mean a bookkeeping account established for a Participant under Section 4.01.

**Article** shall mean an article of the Plan.

**Beneficiary** shall mean a Participant's beneficiary, designated in writing and in a form and manner satisfactory to the Board, or if a Participant fails to designate a beneficiary, or if the Participant's designated Beneficiary predeceases the Participant, the Participant's estate.

**Board** shall mean the Board of Directors of the Company.

**Clorox Common Stock** shall mean the common stock of the Company.

**Closing Price** shall mean, with respect to any date specified by the Plan, the closing price of a share of Clorox Common Stock on the composite tape of New York Stock Exchange issues (or if there was no reported sale of Clorox Common Stock on such date, on the next preceding day on which there was such a reported sale).

**Company** shall mean The Clorox Company.

**Deferred Stock Unit** shall mean a hypothetical share of Clorox Common Stock as described in Section 4.02.

**Director's Fees** shall mean the annual retainer, special assignment and meeting fees payable to a Participant for services to the Company as an Independent Director. Director's Fees do not include amounts credited to a Participant under Section 3.01 or Section 3.02 hereof.

**Exchange Act** means the Securities Exchange Act of 1934, as amended.

**Independent Director** means any individual who serves as a member of the Board of Directors of the Company and who is not an employee of the Company or any of its subsidiaries.

**Participant** means an Independent Director who is participating in the Plan.

**Payment Anniversary Date** shall mean an anniversary of the Payment Commencement Date.

**Payment Commencement Date** shall mean the first business day of the Plan Year immediately following the Plan Year in which the Participant terminates service as a member of the Board.

**Plan** shall mean this Clorox Company Independent Directors' Stock-Based Compensation Plan, as set forth herein and as amended from time to time.

**Plan Year** shall mean the calendar year.

**Section** shall mean a section of the Plan.

## ARTICLE III
## CREDITS

### 3.01 Transition Credits

(a) *Retirement Plan Credits.* As soon as practicable on or after July 1, 1996, the Company shall credit to the Account of each Participant a number of Deferred Stock Units determined in accordance with the schedule set forth in Appendix I to the Plan. The credits set forth in Appendix I shall be provided in lieu of any benefits to which the Participant otherwise would have been entitled under The Clorox Company Directors' Retirement Plan as of its termination on June 30, 1996.

(b) *Deferred Compensation Plan Credits.*

(1) Each Participant who has a balance standing to his or her credit in the Directors' Deferred Compensation Plan as of July 1, 1996, shall be permitted a one-time election, on or before December 31, 1996, to convert all or a portion of the balance standing to his or her credit in the Directors' Deferred Compensation Plan to Deferred Stock Units as of December 31, 1996. A Participant who elects to convert all or a portion of his or her account in the Directors' Deferred Compensation Plan to Deferred Stock Units shall be credited with the number of Deferred Stock Units determined by dividing the portion of his or her account in the Directors' Deferred Compensation Plan on December 31, 1996, for which such election is made by the average of the daily Closing Price for the month of December 1996.

(2) A Participant who does not elect to convert all of the balance standing to his or her credit in the Directors' Deferred Compensation Plan to Deferred Stock Units shall have the balance not converted transferred to a Deferred Cash Account which, thereafter, shall be administered under the terms of this Plan.

### 3.02 Automatic Credits

~~As of the last day of each Plan Year, the Company shall credit Deferred Stock Units to each Participant's Deferred Stock Unit Account equal to the number of Deferred Stock Units determined by dividing Ten Thousand Dollars ($10,000) by the average of the Closing Prices for the last five (5) trading days in the month of December. In the case of a Participant whose service as an Independent Director terminates during the Plan Year, the applicable dollar amount shall be determined by multiplying Ten Thousand Dollars ($10,000) by a fraction, the numerator of which shall be the number of full calendar quarters of service as an Independent Director completed by the Participant during the Plan Year and the denominator of which shall be four.~~

As of the last day of Plan Year 2004, the Company shall credit Deferred Stock Units to each Participant's Deferred Stock Unit Account equal to the number of deferred Stock Units determined by dividing Thirty-Five Thousand Dollars ($35,000) by the average of the Closing Prices for the last five (5) trading days in the month of December. For Plan Years after Plan Year 2004, the dollar amount in the preceding sentence shall be Seventy-Five Thousand Dollars ($75,000). In the case of a Participant whose service as an Independent Director terminates during the Plan Year, the applicable dollar amount shall be determined by multiplying Thirty-Five Thousand Dollars ($35,000) or Seventy-Five Thousand Dollars ($75,000), as the case may be, by a fraction, the numerator of which shall be the number of full calendar quarters of service as an Independent Director completed by the Participant during the Plan Year and the denominator of which shall be four (4).

**3.03    Elective Credits**

(a)    Subject to the provisions of this Section 3.03, a Participant may make an irrevocable election, with respect to each Plan Year, to receive all or a portion of his or her Director's Fees for the year in the form of cash, shares of Clorox Common Stock, deferred cash or Deferred Stock Units, provided that an individual who becomes a Participant on the Effective Date may elect to receive Director's Fees for the first quarter of the Company's fiscal year 1997 only in the form of cash or shares of Clorox Common Stock. An election under this Section 3.03 shall be made in a form and manner satisfactory to the Board and shall be effective for a Plan Year only if made before the beginning of the Plan Year; provided that (i) an individual who becomes a Participant on the Effective Date may make an election to receive Director's Fees in the form of cash, shares of Clorox Common Stock, deferred cash or Deferred Stock Units for the second quarter of the Company's fiscal year 1997 on or before September 30, 1997, and (ii) any other individual who becomes a Participant after the first day of a Plan Year may make the election for that Plan Year within 30 days of becoming a Participant. A Participant who does not file a timely election for a Plan Year shall receive his or her Director's Fees in cash.

(b)    A Participant who elects to receive his or her Director's Fees in the form of shares of Clorox Common Stock, deferred cash, and/or Deferred Stock Units shall specify the percentage of such Director's Fees (in multiples of 10%, with an aggregate minimum of 50%) to be paid in the form of shares of Clorox Common Stock, deferred cash or Deferred Stock Units.

(c)    A Participant who elects to receive shares of Clorox Common Stock shall be distributed shares of Clorox Common Stock as of the last day of each calendar quarter equal to his or her accrued Director's Fees for the quarter, multiplied by the percentage of such Director's Fees previously selected by the Participant to be applied to the purchase of shares of Clorox Common Stock, and divided by the Closing Price as of the last trading day in such calendar quarter. Cash shall be distributed in lieu of fractional shares of Clorox Common Stock.

(d)    A Participant who elects to receive deferred cash shall have credited to his or her Deferred Cash Account as of the last day of each calendar quarter an amount determined by multiplying his or her accrued Director's Fees for the quarter by the percentage of such Director's Fees previously selected by the Participant to be received as deferred cash.

(e)    A Participant who elects to receive Deferred Stock Units shall have credited to his or her Deferred Stock Unit Account as of the last day of each calendar quarter the number of Deferred Stock Units determined by multiplying his or her accrued Director's Fees for the quarter by the percentage of such Director's Fees previously selected by the Participant to be applied to the purchase of Deferred Stock Units, and dividing the product thereof by the Closing Price as of the last trading day in such calendar quarter.

## ARTICLE IV
## ACCOUNTS AND INVESTMENTS

**4.01    Accounts**

A separate Account under the Plan shall be established for each Participant. Such Account shall be (a) credited with the amounts credited in accordance with Article III, (b) credited (or charged, as the case may be) with the investment results determined in accordance with Sections 4.02, and 4.03, and (c) charged with the amounts paid by the Plan to or on behalf of the Participant in accordance with Article V. Within each Participant's Account, separate subaccounts (including, as necessary, a Deferred Stock Unit Account and a Deferred Cash Account) shall be maintained to the extent the Board determines them to be necessary or useful in the administration of the Plan.

**4.02   Deferred Stock Units**

(a)   *Deemed Investment in Clorox Common Stock.* Except as provided in subsection (b), below, a Participant's Deferred Stock Unit Account shall be treated as if it were invested in Deferred Stock Units that are equivalent in value to the fair market value of shares of Clorox Common Stock in accordance with the following rules:

   (1)   *Deemed Reinvestment of Dividends.* The number of Deferred Stock Units credited to a Participant's Deferred Stock Unit Account shall be increased on each date on which a dividend is paid on Clorox Common Stock. The number of additional Deferred Stock Units credited to a Participant's Deferred Stock Unit Account as a result of such increase shall be determined by (i) multiplying the total number of Deferred Stock Units (excluding fractional Deferred Stock Units) credited to the Participant's Deferred Stock Unit Account immediately before such increase by the amount of the dividend paid per share of Clorox Common Stock on the dividend payment date, and (ii) dividing the product so determined by the Closing Price on the dividend payment date.

   (2)   *Conversion Out of Deferred Stock Units.* The dollar value of the Deferred Stock Units credited to a Participant's Deferred Stock Unit Account on any date shall be determined by multiplying the number of Deferred Stock Units (including fractional Deferred Stock Units) credited to the Participant's Deferred Stock Unit Account by the Closing Price on that date.

   (3)   *Effect of Recapitalization.* In the event of a transaction or event described in this paragraph (3), the number of Deferred Stock Units credited to a Participant's Deferred Stock Unit Account shall be adjusted in such manner as the Board, in its sole discretion, deems equitable. A transaction or event is described in this paragraph (3) if (i) it is a dividend (other than regular quarterly dividends) or other distribution (whether in the form of cash, shares, other securities, or other property), extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, repurchase, or exchange of shares or other securities, the issuance or exercisability of stock purchase rights, the issuance of warrants or other rights to purchase shares or other securities, or other similar corporate transaction or event and (ii) the Board determines that such transaction or event affects the shares of Clorox Common Stock, such that an adjustment pursuant to this paragraph (3) is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(b)   *Change in Deemed Investment Election.* A Participant who elects to receive distribution of his or her Accounts in annual installments will continue to have his or her Deferred Stock Unit Account credited with Deferred Stock Units during the installment period.

**4.03   Deferred Cash Accounts**

Deferred Cash Accounts shall be credited with interest at an annual rate for each Plan Year equal to the Prime Lending Rate of Wells Fargo Bank as in effect on January 1 of such year. Interest shall be accrued to the date of the actual payment and shall be compounded on a calendar quarter basis.

**4.04   Hypothetical Nature of Accounts and Investments**

Each Account established under this Article IV shall be maintained for bookkeeping purposes only. Neither the Plan nor any of the Accounts established under the Plan shall hold any actual funds or assets. The Deferred Stock Units established hereunder shall be used solely to determine the amounts to be paid hereunder, shall not be or represent an equity security of the Company, shall not be convertible into or otherwise entitle a Participant to acquire an equity security of the Company and shall not carry any voting or dividend rights.


**ARTICLE V**
**PAYMENTS**


**5.01   Entitlement to Payment**

(a)   Credits to a Participant's Account under Section 3.03 shall be in lieu of payment to the Participant of the related Director's Fees. Any payment under the Plan with respect to an Account shall be made as provided in this Article V. The right of any person to receive one or more payments under the Plan shall be an unsecured claim against the general assets of the Company.

(b)     Amounts credited to a Participant's Deferred Cash Account shall be paid in cash and amounts credited to a Participant's Deferred Stock Unit Account shall be paid in shares of Clorox Common Stock, except that a cash payment will be made with any final installment for any fraction of a Deferred Stock Unit remaining in the Participant's Account. Such fractional Deferred Stock Unit shall be valued at the Closing Price on the date of settlement.

**5.02   Payment Commencement Date**

Payments to a Participant with respect to the Participant's Account shall begin as of the Participant's Payment Commencement Date; provided that if a Participant dies before the Participant's Payment Commencement Date, payment of the entire value of the Participant's Account shall be made to the Participant's Beneficiary in accordance with the provisions of Section 5.03 after the Board receives all documents and other information that it requests in connection with the payment.

**5.03   Form and Amount of Payment**

(a)   *Five Annual Installments.* A Participant shall receive his or her Account in five annual installments unless the Participant elects to receive his or her benefits under the Plan in the form of a lump-sum payment in accordance with subsection (b), below. Annual installments shall be payable to the Participant beginning as of the Payment Commencement Date and continuing as of each Payment Anniversary Date thereafter until all installments have been paid. The first annual installment shall equal one-fifth (1/5th) of the value of the Participant's Account(s), determined as of the Payment Commencement Date. Each successive annual installment shall equal the value of the Participant's Account(s), determined as of the Payment Anniversary Date, multiplied by a fraction, the numerator of which is one, and the denominator of which is the excess of five over the number of installment payments previously made (i.e., 1/4th, 1/3rd, etc.). If the Participant dies before the Participant's Payment Commencement Date, or after the Participant's Payment Commencement Date but before all five installments have been paid, the remaining installments shall be paid to the Participant's Beneficiary in accordance with the schedule in this subsection (a).

(b)   *Lump Sum.* A Participant may elect to receive his or her Account under the Plan in the form of a lump-sum payment in lieu of the five installment payments determined under subsection (a) above. The lump sum shall be payable to the Participant in cash and shares of Clorox Common Stock on the Payment Commencement Date. An election under this subsection (b) shall be made in a form and manner satisfactory to the Board and shall be effective as to the Participant only if made prior to termination of service with the Board of Directors. If the Participant dies before his or her Payment Commencement Date having elected to receive benefits in the form of a lump sum, a lump sum payment shall be made to the Participant's Beneficiary on the Payment Commencement Date.


**ARTICLE VI**
**ADMINISTRATION**


**6.01   In General**

(a)   The Plan shall be administered by the Board. The Board shall act by vote or written consent of a majority of its members.

(b)   The Board shall have the discretionary authority to interpret the Plan and to decide any and all matters arising under the Plan, including without limitation the right to determine eligibility for participation, benefits, and other rights under the Plan; the right to determine whether any election or notice requirement or other administrative procedure under the Plan has been adequately observed; the right to determine the proper recipient of any distribution under the Plan; the right to remedy possible ambiguities, inconsistencies, or omissions by general rule or particular decision; and the right otherwise to interpret the Plan in accordance with its terms. The Board's determination on any and all questions arising out of the interpretation or administration of the Plan shall be final, conclusive, and binding on all parties.

**6.02   Plan Amendment and Termination**

The Board may amend, suspend, or terminate the Plan at any time; provided that no amendment, suspension, or termination of the Plan shall, without a Participant's consent, reduce the Participant's benefits accrued under the Plan before the date of such amendment, suspension, or termination, and further provided that no amendment shall increase the benefits provided hereunder without stockholder approval. If the Plan is terminated in accordance with this Section 6.02, the terms of the Plan as in effect immediately before termination shall determine the right to payment in respect of any amounts that remain credited to a Participant's Account upon termination. The Plan shall terminate on the last to occur of September 16, 2006 or the date ten (10) years after the date of the Plan's most recent approval by the Company's stockholders.

**6.03   Reports to Participants**

The Board shall furnish an annual statement to each Participant or, if the Participant is deceased, the Participant's Beneficiary, reporting the value of the Participant's Account as of the end of the most recent Plan Year.

**6.04   Delegation of Authority**

The Board may delegate to officers of the Company any and all authority with which it is vested under the Plan, and the Board may allocate its responsibilities under the Plan among its members.


**ARTICLE VII**
**CHANGE OF CONTROL**


**7.01   Change of Control Defined**

A Change of Control shall be deemed to occur on

(a)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of ~~20%~~30%, or in the case of Henkel KGaA, or any person controlled by it ("Henkel"), more than the percentage unit of the Company's issued common stock agreed to in paragraph 4(a) of the June 18, 1981, agreement between the Company and Henkel, as amended, of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company, including any acquisition which, by reducing the number of shares outstanding, is the sole cause for increasing the percentage of shares beneficially owned by any such Person or by Henkel to more than the applicable percentage set forth above; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or by any corporation controlled by the Company; or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of Section 7.01(c); or

(b)   Individuals who, as of July 1, 1996, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, and if Henkel is not the acquiring person, any individual nominated as a representative of Henkel pursuant to the agreement between Henkel and the Company dated July 16, 1986, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c)   Consummation by the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all of substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20%30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d)  Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

**7.02  Effect of Change of Control**

(a)  Notwithstanding any other provision in any other Article of this Plan to the contrary, other than Section 8.08(b), (i) the value of all amounts deferred by a Participant which have not yet been credited to the Participant's Account and (ii) the value of such Participant's Account shall be paid to such Participant in each case in a lump-sum cash payment on the occurrence of a Change in Control or as soon thereafter as practicable, but in no event later than five days after the Change in Control. The amount of cash credited to each Participant's Account prior to determining the amount of cash to be paid from the Account shall be determined by the Board (which, for this purpose, shall be comprised of employee members of the Board prior to the Change in Control) so as to reflect fairly and equitably appropriate interest and dividends and so as to reflect fairly and equitably such other facts and circumstances as the Board deems appropriate, including, without limitation, the recent price of shares of Clorox Common Stock. For purposes of payments under this Article VII, the value of a Deferred Stock Unit shall be computed as the greater of (1) the Closing Price on or nearest the date on which the Change of Control is deemed to occur, or (2) the highest per share price for shares of Clorox Common Stock actually paid in connection with the Change of Control.


**ARTICLE VIII**
**MISCELLANEOUS**


**8.01  Rights Not Assignable**

No payment due under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge in any other way. Any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge such payment in any other way shall be void. No such payment or interest therein shall be liable for or subject to the debts, contracts, liabilities, or torts of any Participant or Beneficiary. If any Participant or Beneficiary becomes bankrupt or attempts to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge in any other way any payment under the Plan, the Board may direct that such payment be suspended and that all future payments to which such Participant or Beneficiary otherwise would be entitled be held and applied for the benefit of such person, the person's children or other dependents, or any of them, in such manner and in such proportions as the Board may deem proper.

**8.02  Certain Rights Reserved**

Nothing in the Plan shall confer upon any person the right to continue to serve as a member of the Board or to participate in the Plan other than in accordance with its terms.

**8.03  Withholding Taxes**

The Board may make any appropriate arrangements to deduct from all credits and payments under the Plan any taxes that the Board reasonably determines to be required by law to be withheld from such credits and payments.

**8.04  Incompetence**

If the Board determines, upon evidence satisfactory to the Board, that any Participant or Beneficiary to whom a benefit is payable under the Plan is unable to care for his or her affairs because of illness or accident or otherwise, any payment due under the Plan (unless prior claim therefore shall have been made by a duly authorized guardian or other legal representative) may be paid, upon appropriate indemnification of the Board and the Company, to the spouse of the Participant or Beneficiary or other person deemed by the Board to have incurred expenses for the benefit of and on behalf of such Participant or Beneficiary. Any such payment shall be a complete discharge of any liability under the Plan with respect to the amount so paid.

### 8.05  Inability to Locate Participants and Beneficiaries

Each Participate and Beneficiary entitled to receive a payment under the Plan shall keep the Board advised of his or her current address. If the Board is unable for a period of 36 months to locate a Participant or Beneficiary to whom a payment is due under the Plan, commencing with the first day of the month as of which such payment first comes due, the total amount payable to such Participant or Beneficiary shall be forfeited. Should such a Participant or Beneficiary subsequently contact the Board requesting payment, the Board shall, upon receipt of all documents and other information that it might request in connection with the payment, restore and pay the forfeited payment in a lump sum, the value of which shall not be adjusted to reflect any interest or other type of investment earnings or gains for the period of forfeiture.

### 8.06  Successors

The provisions of the Plan shall bind and inure to the benefit of the Company and its successors and assigns. The term "successors" as used in the preceding sentence shall include any corporation or other business entity that by merger, consolidation, purchase, or otherwise acquires all or substantially all of the business and assets of the Company, and any successors and assigns of any such corporation or other business entity.

### 8.07  Usage

(a)  *Titles and Headings.*  The titles to Articles and the headings of Sections, subsections, and paragraphs in the Plan are placed herein for convenience of reference only and shall be of no force or effect in the interpretation of the Plan.

(b)  *Number.*  The singular form shall include the plural, where appropriate.

### 8.08  Severability

If any provision of the Plan is held unlawful or otherwise invalid or unenforceable in whole or in part, such unlawfulness, invalidity, or unenforceability shall not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan is held unlawful or otherwise invalid or unenforceable, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity, or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid, or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid, or unenforceable shall be made or provided under the Plan.

### 8.09  Governing Law

The Plan and all determinations made and actions taken under the Plan shall be governed by and construed in accordance with the laws of the State of California.

**THE CLOROX COMPANY**

Attest:

Date: